SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)


                            Foamex International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    344123104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Robert B. Burke
                        c/o Par IV Capital Management LLC
                                  50 Tice Blvd.
                                    3rd Floor
                        Woodcliff Lake, New Jersey 07677
                                 (201) 573-7500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 12, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    344123104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Par IV Capital Management LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,027,338

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,027,338


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,027,338

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.53%

14.  TYPE OF REPORTING PERSON*

     IA, OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    344123104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert B. Burke

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,027,338

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,027,338


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,027,338

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.53%

14.  TYPE OF REPORTING PERSON*

     IN, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    344123104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Paloma International L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,513,669

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,513,669


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,513,669

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.77%

14.  TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    344123104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         S. Donald Sussman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,513,669

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,513,669


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,513,669

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.77%

14.  TYPE OF REPORTING PERSON*

     IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   344123104
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         The name of the issuer is Foamex International Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1000 Columbia Avenue, Linwood, Pennsylvania 19061. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) Par IV Capital Management LLC, a Delaware limited liability company ("Par IV"), (ii) Robert B. Burke, a United States citizen, (iii) Paloma International L.P., a Delaware limited partnership and (iv) S. Donald Sussman (collectively, the "Reporting Persons").

     The principal business address of (i) Par IV and Robert B. Burke is 50 Tice Blvd., 3rd Floor, Woodcliff Lake, New Jersey 07677, (ii) Paloma International L.P. is Two American Lane, Greenwich, Connecticut 06836 and (iii) S. Donald Sussman is 6100 Red Hook Quarter, 18B, Suites C1-6, St. Thomas, United States Virgin Islands 00802.

     Robert B. Burke is the managing member of Par IV, an investment management firm that serves as an investment adviser to private investment funds and separately managed accounts, including Paloma International L.P. Paloma International L.P. is engaged in trading in securities and other aspects of the securities business. Trust Asset Management LLP, a U.S. Virgin Islands limited liability partnership ("TAM"), with its principal office at 6100 Red Hook Quarter, 18B, Suites C1-6, St. Thomas, USVI 00802, is the general partner of Paloma International L.P. with investment authority. The principal business of TAM is to engage in the investment and investment advisory business. S. Donald Sussman is the indirect controlling person of TAM and, thus, Paloma International L.P.

     (d) Neither of Robert B. Burke nor S. Donald Sussman has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of Paloma International L.P. and the private investments vehicles managed by Par IV over which Robert B. Burke, through his role at Par IV, exercises investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The information in Item 4 is hereby amended by the addition of the following information:

     On February 12, 2007 (the "Effective Date"), the Issuer's Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Second Amended Plan"), as confirmed by the U.S. Bankruptcy Court for the District of Delaware on February 1, 2007, became effective and the Issuer emerged from chapter 11 bankruptcy protection.

     As previously reported, Par IV and Paloma International L.P. have been members of an ad hoc committee of shareholders (the "Ad Hoc Committee") that was formed in connection with the Issuer's bankruptcy proceedings. The Ad Hoc Committee, comprised of D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Management, LLC, Par IV Capital Management LLC and Paloma International L.P. (with Goldman, Sachs & Co. acting as an observer), is being dissolved.

     On February 12, 2007, Par IV and Sunrise Partners Limited Partnership (a subsidiary of Paloma International L.P.) exercised a call option (the "Call Option") pursuant to the Second Amended Plan and the Call Option Agreement (as defined in the Second Amended Plan). Under the Call Option, Par IV, on behalf of a private investment vehicle over which it has investment discretion, and Sunrise Partners Limited Partnership each purchased 129,429 shares of common stock issued by the Issuer on the Effective Date. Accordingly, when combined with the shares of common stock previously held by these entities the shares of common stock purchased by them on the Effective Date pursuant to the rights offering conducted by the Issuer in connection with the Second Amended Plan, the aggregate number of shares of common stock of the Issuer beneficially owned by Par IV, on behalf of a private investment vehicle over which it has investment discretion, and Paloma International L.P. (through Sunrise Partners Limited Partnership) is 7,027,338.

     In addition, in accordance with the Second Amended Plan, D. E. Shaw Laminar Portfolios, L.L.C., Goldman, Sachs & Co., Sigma Capital Associates, LLC, Par IV Master Fund, Ltd., and Sunrise Partners Limited Partners (collectively, the "Significant Equityholders") had a one-time right, but not obligation, to nominate four members of the board of directors of the Issuer, as of the Effective Date. Accordingly, the following persons were nominated by the Significant Equityholders (other than Goldman, Sachs & Co.) to serve as members of the board of directors: (i) Robert B. Burke of Par IV, (ii) Seth Charnow of the D. E. Shaw group, (iii) Eugene I. Davis of PIRINATE Consulting Group, LLC, and (iv) Gregory E. Poling of W. R. Grace & Co.

     Par IV and Paloma International L.P. hereby expressly disclaim (i) any membership in a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with any other Significant Equityholder or member of the Ad Hoc Committee and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder or member of the Ad Hoc Committee) other than the shares of common stock beneficially owned by Par IV and Paloma International L.P.

     Par IV and Paloma International L.P. have met, and reserve the right to continue to meet, with the Issuer's board of directors, management and advisers from time to time to discuss the Issuer's business and reorganization plan under Chapter 11, its prospects and strategies, as well as various financing and structuring alternatives that may be available. Par IV and Paloma International L.P. may work with the Issuer and/or the Issuer's advisors, other equityholders, creditors and other constituents to develop plans or proposals for the Issuer, including, without limitation, the First Amended Plan. These plans or proposals may involve or relate to one of more of the matters described in this Item 4 of this Schedule 13D. Neither Par IV nor Paloma International L.P. have been retained by the Issuer or any other person to perform these services.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, (i) each of Par IV and Robert B. Burke may be deemed to be the beneficial owner of 7,027,338 Shares or 7.53% of the Shares of the Issuer and (ii) each of Paloma International L.P. and S. Donald Sussman may be deemed to be the beneficial owner of 3,513,669 Shares or 3.77% of the Shares of the Issuer, based upon the 93,269,486 Shares outstanding as of February 12, 2007.

     Each of Par IV and Robert B. Burke has the shared power to vote or direct the vote of 7,027,338 Shares to which this filing relates, while each of Paloma International L.P. and S. Donald Sussman has the shared power to vote or direct the vote of 3,513,669 Shares to which this filing relates.

     Each of Par IV and Robert B. Burke has the shared power to dispose or direct the disposition of 7,027,338 Shares to which this filing relates, while each of Paloma International L.P. and S. Donald Sussman has the shared power to dispose or direct the disposition of 3,513,669 Shares to which this filing relates.

     The aforementioned Shares were acquired for investment purposes. Each of Par IV and Robert B. Burke, on behalf of Paloma International L.P. or the private investment vehicles over which they have investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information in Item 6 is hereby amended by the addition of the following information:

     In connection with the Plan and the previously disclosed Equity Commitment Agreement among the Issuer and the Significant Equityholders, the Significant Equityholders entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer under which each of the Significant Equityholders received demand and "piggyback" registration rights with respect to the public resale of shares of common stock held by them. Among other things, the Registration Rights Agreement entitles the Significant Equityholders to make two demands for registration of all or part of the demanding holder's common stock in the Issuer, subject to certain conditions and exceptions. No demand will qualify as such unless made by the holders of at least 25% of the aggregate number of outstanding shares of the Issuer's common stock, and unless at least 25% of such aggregate number of outstanding shares shall be included to be sold in each registration statement. In addition, piggyback registration rights contained in the Registration Rights Agreement provide that, subject to certain conditions and exceptions, if the Issuer proposes to file a registration statement under the Securities Act of 1933, as amended, with respect to an offering of equity securities, then the Issuer will offer each of the Significant Equityholders the opportunity to register all or part of their shares of common stock on the terms and conditions set forth in the Registration Rights Agreement. Upon the request of holders of at least 25% of the aggregate number of outstanding shares of common stock, the Significant Equityholders also have unlimited rights to register common stock that is subject to the Registration Rights Agreement on Form S-3, if and when the Issuer qualifies to use such form.

     The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit E hereto and incorporated by reference herein.

     The Equity Commitment Agreement (including Exhibits A, B and C attached thereto), the Pro Rata Agreement and the Plan Support Agreement are also filed as exhibits hereto and are incorporated by reference in their entirety into this
Item 6.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A      Power of Attorney for S. Donald Sussman

Exhibit B      Equity Commitment Agreement

Exhibit C      Pro Rata Agreement

Exhibit D      Plan Support Agreement

Exhibit E      Registration Rights Agreement

--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 15, 2007
-----------------------
(Date)

                                         Par IV Capital Management LLC*


                                         By: /s/ Robert B. Burke
                                             -----------------------------
                                         Name: Robert B. Burke
                                         Title: Managing Member


                                            /s/ Robert B. Burke*
                                         ---------------------------------
                                             Robert B. Burke


                                         Paloma International L.P.*

                                         By: Paloma Partners Company L.L.C.,
                                         its general partner

                                         By:/s/ Michael J. Berner
                                            -----------------------------
                                         Name: Michael J. Berner
                                         Title: Vice President


                                         S. Donald Sussman*

                                         By: /s/ Michael J. Berner
                                             -----------------------------
                                         Name: Michael J. Berner
                                         Title: Attorney-in-Fact


* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

                                   AGREEMENT

     The undersigned agree that this Schedule 13D amendment dated February 15, 2007 relating to the Common Stock par value $0.01 of Foamex International Inc. shall be filed on behalf of the undersigned.

                                         Par IV Capital Management LLC


                                         By: /s/ Robert B. Burke
                                             -----------------------------
                                         Name: Robert B. Burke
                                         Title: Managing Member


                                            /s/ Robert B. Burke
                                         ---------------------------------
                                             Robert B. Burke


                                         Paloma International L.P.

                                         By: Paloma Partners Company L.L.C.,
                                         its general partner

                                         By:/s/ Michael J. Berner
                                            -----------------------------
                                         Name: Michael J. Berner
                                         Title: Vice President


                                         S. Donald Sussman

February 15, 2007                        By: /s/ Michael J. Berner
                                             -----------------------------
                                         Name: Michael J. Berner
                                         Title: Attorney-in-Fact

                                                                Exhibit A

                                POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Michael J. Berner and Douglas W. Ambrose as the undersigned's true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of May 9, 2006.


/s/ S. Donald Sussman
---------------------
S. Donald Sussman


                         ACKNOWLEDGEMENT IN CONNECTICUT

STATE OF CONNECTICUT, COUNTY OF FAIRFIELD ss.:

     On May 9, 2006, before me, the undersigned personally appeared, S. Donald Sussman, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

                                        /s/ Diane R. Erickson, Notary Public
                                        -------------------------------------
                                        (signature and office of individual
                                                    taking acknowledgement)

                                                                      EXHIBIT B




                           EQUITY COMMITMENT AGREEMENT


                                                         October 13, 2006

Foamex International Inc.
1000 Columbia Avenue
Linwood, PA  19061
Attention:  Raymond E. Mabus, Jr.
            Gregory J. Christian

     Re:     Equity Funding Commitment

Ladies and Gentlemen:

          We understand that Foamex International Inc. (the "Company," and together with its debtor affiliates, the "Debtors") proposes to file an amended plan of reorganization (the "First Amended Plan") with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") incorporating the terms and conditions described in the term sheets annexed hereto as Exhibit A (the "Investment Term Sheet") and Exhibit B (the "Plan Term Sheet" and, together with the Investment Term Sheet, the "Term Sheets") and the Put Option Agreement annexed hereto as Exhibit C (the "Put Option Agreement"). The Term Sheets and the Put Option Agreement are hereby incorporated herein in their entirety as if set forth below in their entirety.

          Among other things, the First Amended Plan will provide for:

          (i) an offering (the "Rights Offering") to the Company's existing common stockholders and preferred stockholders (collectively, the "Equityholders") of rights (the "Rights") to purchase additional shares of common stock (the "Additional Common Stock") of the Company as reorganized (the "Reorganized Company");

          (ii) the purchase from the Company by the Significant Equityholders (as defined in the Investment Term Sheet) of the Call Option (as defined in the Investment Term Sheet) with respect to the Additional Common Stock; and

         (iii) upon the exercise by the Significant Equityholders of the Call Option, or upon the exercise by the Company of the Put Option (as defined in the Investment Term Sheet), the sale to the Significant Equityholders of shares of Additional Common Stock, or preferred stock in the Reorganized Company (the "New Preferred Stock"), as the case may be, for an aggregate purchase price equal to the Rights Offering Amount (as defined in the Investment Term Sheet) less the aggregate amount received by the Company as a result of the exercise, if any, of Rights by the Significant Equityholders and the other Equityholders.

          The Significant Equityholders are pleased to commit (the "Commitment"), subject to the terms and conditions set forth in this letter (the "Commitment Letter") and set forth in the Term Sheets and the Put Option Agreement, and on the basis of the representations and warranties set forth herein to (i) sell the Put Option to the Company on the terms and conditions substantially set forth in the Put Option Agreement and to fulfill their obligations under the Put Option Agreement and (ii) fulfill their obligations under the First Amended Plan as confirmed by the Bankruptcy Court to the extent such obligations are expressly set forth or contemplated in this Commitment Letter.

          The Commitment is subject to, among other things, (i) the negotiation, execution and delivery of definitive documentation, including, without limitation, those documents to be included in the plan supplement to the First Amended Plan (collectively, the "Definitive Documents") in form and substance reasonably satisfactory to each of the Significant Equityholders; (ii) from the date of this Commitment Letter through the Effective Date (as defined in the Investment Term Sheet), there not having occurred any Material Adverse Change (as defined in the Investment Term Sheet); and (iii) the other terms and conditions set forth in the Term Sheets and the Put Option Agreement. The Definitive Documents and the First Amended Plan shall be in form and substance consistent with the Term Sheets and the Put Option Agreement and shall contain representations and warranties customarily found in agreements for similar investments or financings and shall be reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion.

          In consideration of the foregoing, and the representations and warranties set forth herein, and other good and valuable consideration, the value of which is hereby acknowledged, the Company and the Significant Equityholders agree as follows:

          1. The Significant Equityholders' Commitment.

          Subject to Bankruptcy Court approval and to the terms and conditions set forth in the Put Option Agreement, and on the basis of the representations and warranties herein contained, in exchange for the Put Option Premium (as defined in the Investment Term Sheet) each of the Significant Equityholders agrees to sell to the Company and the Company agrees to purchase from the Significant Equityholders the Put Option.

          2. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Significant Equityholders as set forth below. Each representation, warranty and agreement set forth in this
Section 2 is made as of the date hereof and as of the Effective Date:

          (a) Each of the Company and its Subsidiaries (as defined below) has been duly organized and is validly existing as a corporation or other form of entity in good standing under the laws of its state of organization, with the requisite power and authority to own its properties and conduct its business as currently conducted, subject to the restrictions that result solely from its status as a debtor-in-possession under chapter 11 of the Bankruptcy Code (including that in certain instances the Company's conduct of its business requires Bankruptcy Court approval). Each of the Company and its Subsidiaries has been duly qualified as a foreign corporation or other form of entity for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, except to the extent the failure to be so qualified or be in good standing has not had or could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole or on the ability of the Company or any of the other Debtors, as the case may be, to consummate the transactions contemplated by this Commitment Letter, the Term Sheets, the Put Option Agreement, the First Amended Plan or the Definitive Documents contemplated hereby and thereby. For the purposes of this Commitment Letter, a "Subsidiary" of any person means, with respect to such person, any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests, has the power to elect a majority of the board of directors or similar governing body, or has the power to direct the business and policies.

          (b) Subject to Bankruptcy Court approval and the filing with the Secretary of State of Delaware of an appropriate Certificate of Amendment of the Company's Restated Certificate of Incorporation, as amended (or Amended Restated Certificate of Incorporation, as amended) (the "Certificate of Amendment"), the Company has the requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Commitment Letter. Subject to Bankruptcy Court approval, the Company will take all necessary corporate action required for the due authorization, execution, delivery and performance by it of this Commitment Letter, the Put Option Agreement, the First Amended Plan and the Definitive Documents contemplated hereby and thereby, including, without limitation, the issuance of the Call Option, the New Preferred Stock, the Rights and the Additional Common Stock.

          (c) This Commitment Letter has been duly and validly executed and delivered by the Company, and, subject to Bankruptcy Court approval and the filing of the Certificate of Amendment, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. Subject to Bankruptcy Court approval and the filing of the Certificate of Amendment each of the Definitive Documents will be duly authorized and validly executed and delivered by the Company and will constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

          (d) If and when issued in accordance with the terms of the Put Option Agreement, and subject to the filing of the Certificate of Amendment, the issuance of the New Preferred Stock will be duly and validly authorized and will be duly and validly issued, fully paid and non-assessable, and free and clear of all taxes, liens, preemptive rights, rights of first refusal, subscription and similar rights.

          (e) If and when issued pursuant to the exercise of the Rights or in accordance with the terms of the Call Option, and subject to the filing of the Certificate of Amendment, the issuance of the Additional Common Stock will be duly and validly authorized and will be duly and validly issued, fully paid and non-assessable, and subject to the termination prior to such issuance of the Company's Shareholder Rights Plan dated August 5, 2004, as amended, free and clear of all taxes, liens, preemptive rights, rights of first refusal, subscription and similar rights.

          (f) Except (i) for the Preferred Equity Interests and Other Common Equity Interests in Foamex International (each as described in the Plan Term Sheet) and (ii) for the transactions contemplated by this Commitment Letter, there are no outstanding subscription rights, options, warrants, convertible or exchangeable securities or other rights of any character whatsoever to which the Company is a party relating to issued or unissued capital stock of the Company, or any commitments of any character whatsoever relating to issued or unissued capital stock of the Company or pursuant to which the Company is or may become bound to issue or grant additional shares of its capital stock or related subscription rights, options, warrants, convertible or exchangeable securities or other rights, or to grant preemptive rights, which, in each instance, will be in effect immediately following the closing of the transactions contemplated hereby.

          (g) Subject to obtaining the Required Approvals (as defined herein) and the filing of the Certificate of Amendment, none of the distribution of the Rights, the sale, issuance and delivery of Additional Common Stock upon exercise of the Rights or the Call Option, the purchase of the Put Option by the Company and the issuance and delivery of New Preferred Stock upon the exercise of the Put Option, the execution and delivery by the Company (or, with respect to the First Amended Plan, the filing by the Debtors) of this Commitment Letter, the Put Option Agreement and the First Amended Plan, performance of and compliance by the Company and the other Debtors with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein (including compliance by the Significant Equityholders with their obligations hereunder and thereunder) (i) will conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under (with or without notice or lapse of time, or both), or result in the acceleration, termination, modification or cancellation of, or the creation of any lien under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, (ii) will result in any violation of the provisions of the Restated Certificate of Incorporation or By-laws of the Company, or any of the equivalent organizational documents of any of its Subsidiaries, as amended and restated in connection with consummation of the transactions contemplated herein and in the First Amended Plan, or (iii) will result in any violation of, or any termination or material impairment of any rights under, any statute, license, authorization, injunction, judgment, order, decree, rule or regulation of any court, governmental agency or body, or arbitration or similar tribunal having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties.

          (h) No consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties is required for the distribution of the Rights, the sale, issuance and delivery of Additional Common Stock upon exercise of the Rights or the Call Option, the purchase of the Put Option by the Company and the issuance and delivery of New Preferred Stock upon the exercise of the Put Option, the execution and delivery by the Company (or, with respect to the First Amended Plan, the filing by the Debtors) of this Commitment Letter, the Put Option Agreement and the First Amended Plan, performance of and compliance by the Company and the other Debtors with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein, except (i) the entry of one or more orders, including the Confirmation Order by the Bankruptcy Court; (ii) the filing of any notifications required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the expiration or termination of the waiting periods applicable under the HSR Act to the acquisition of Additional Common Stock by the Significant Equityholders and (iii) the filing and effectiveness of a registration statement by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act") (collectively, the "Required Approvals").

          (i) The audited consolidated financial statements of the Company as of and for the year ended January 1, 2006 attached hereto as Schedule A and the unaudited consolidated financial statements of the Company as of and for the six months ended July 2, 2006 attached hereto as Schedule B present fairly in all material respects, in each case together with the related notes, the financial position of the Company and its consolidated Subsidiaries at the dates indicated and the statements of operations, stockholders' equity and cash flows of the Company and its consolidated Subsidiaries for the periods specified, except that the unaudited financial statements are subject to normal and recurring year-end adjustments that are not expected to be material in amount; such financial statements have been prepared in conformity with generally accepted accounting principles in the United States, except as otherwise noted in such financial statements or related notes, applied on a consistent basis throughout the periods involved and with past practices, and in conformity with the rules and regulations of the SEC. The Significant Equityholders acknowledge that the Company's financial statements described above do not reflect the terms of the First Amended Plan and the Term Sheets.

          (j) Each of the Company and its Subsidiaries is in compliance in all material respects with all laws, statutes, ordinances, rules, regulations, orders, judgments and decrees of any court or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties, and none of the Company or any of its Subsidiaries has received written notice of any alleged material violation of any of the foregoing. Each of the Company and its Subsidiaries holds all material licenses, franchises, permits, consents, registrations, certificates and other governmental and regulatory permits, authorizations and approvals required for the operation of the business as presently conducted by it and for the ownership, lease or operation of its assets, subject to the restrictions that result solely from its status as a debtor-in-possession under chapter 11 of the Bankruptcy Code (including that in certain instances the Company's conduct of its business requires Bankruptcy Court approval).

          (k) All written information and other materials concerning the Debtors, the Reorganized Company and the First Amended Plan (the "Information") which has been, or is hereafter, prepared by, or on behalf of, the Company and delivered to the Significant Equityholders is, or when delivered will be, when considered as a whole, complete and correct in all material respects and does not, or will not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements have been made. To the extent that any such Information contains projections, such projections were prepared in good faith on the basis of (i) assumptions, methods and tests which are believed by the Company to be reasonable and (ii) information believed by the Debtors to have been accurate based upon the information available to the Debtors at the time such projections were furnished to the Significant Equityholders.

          (l) Each of the Company and its Subsidiaries has timely filed or caused to be filed all federal and other material tax returns and reports required to have been filed by it and has paid or caused to be paid all material taxes required to have been paid by it, except (i) taxes that are being contested in good faith by appropriate proceedings and for which the Company or the applicable Subsidiary has set aside on its books adequate reserves or (ii) taxes the liability for which will be satisfied pursuant to the First Amended Plan. No material tax liens have been filed and no material claims have been asserted in writing with respect to any such taxes, except for claims that will be satisfied pursuant to the First Amended Plan. None of the Company nor any of its Subsidiaries has participated in a "reportable transaction" within the meaning of Section 1.6011-4(b) of the Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended.

          (m) Legal Proceedings. Except as set forth on the litigation schedule prepared by the Company and attached hereto as Schedule C (the "Litigation Schedule"), there is no material suit, action, claim or legal, administrative, arbitration or other alternative dispute resolution, proceeding or investigation (a "Proceeding ") pending or, to the knowledge of the Company, threatened by, against or involving the Company or any of its Subsidiaries or any of their respective properties, or, to the knowledge of the Company, no circumstances reasonably likely to give rise to such Proceeding. Neither the Company nor any of its subsidiaries is subject to any material judgment, decree, injunction, rule or order of any governmental entity.

          (n) Environmental. Except as set forth on the environmental schedule prepared by the Company and attached hereto as Schedule D (the "Environmental Schedule"):

               (i) To the knowledge of the Company, there are no pending or threatened material Environmental, Health or Safety Claims against or affecting the Company or any of its Subsidiaries, and the Company is not aware of any facts or circumstances, including without limitation the current or former presence, Release or threatened Release of or exposure to any Hazardous Materials, which could reasonably be expected to form the basis for any such material Environmental, Health or Safety Claim.

               (ii) To the knowledge of the Company, no Premises is currently or was formerly used for the handling, storage, treatment, disposal, manufacture, processing or generation of Hazardous Materials and no Hazardous Materials currently are or formerly were present in, on, about or migrating to or from any Premises, except, in either case, (A) in material compliance with applicable Environmental, Health or Safety Laws and (B) as would not reasonably be anticipated to result in material liabilities or obligations to the Company or its Subsidiaries, including requirements for notification, investigation or remediation, pursuant to Environmental, Health or Safety Laws.

               (iii) Each of the Company and its Subsidiaries holds all material Environmental Permits necessary to the conduct of its businesses.

               (iv) Each of the Company and its Subsidiaries has been and is in material compliance with all applicable Environmental Permits and Environmental, Health or Safety Laws.

               (v) No Premises is a current, or to the knowledge of the Company, a proposed Environmental Clean-up Site.

               (vi) To the knowledge of the Company, there are no underground storage tanks (active or abandoned), asbestos or asbestos-containing materials, or polychlorinated biphenyls located at any Premises in a condition that would reasonably be anticipated to result in material liabilities or obligations to the Company pursuant to Environmental, Health or Safety Laws.

               (vii) There have been no material environmental, health or safety investigations, studies, audits, tests, reviews or other analyses conducted by, or on behalf of, and which are in the possession of, the Company or any of its Subsidiaries with respect to any Premises that have not been delivered to the Significant Equityholders.

               (viii) As used herein:

               (A) "Environment" means any surface or subsurface water, groundwater, water vapor, surface or subsurface land, air (including indoor, workplace and ambient air), fish, wildlife, microorganisms and all other natural resources.

               (B) "Environmental, Health or Safety Claim" means any and all administrative or judicial actions, suits, orders, claims, liens, notices, notices of violations, investigations, complaints, requests for information, proceedings and other written communications, whether criminal or civil, pursuant to or relating to any applicable Environmental, Health or Safety Law by any person (including, but not limited to, any court, governmental agency or body, private person and citizens' group) based upon, alleging, asserting or claiming any actual or potential (i) violation of or liability under any Environmental, Health or Safety Law, (ii) violation of any Environmental Permit or (iii) liability for investigatory costs, cleanup costs, removal costs, remedial costs, response costs, natural resource damages, damage, property damage, personal injury, fines or penalties arising out of, based on, resulting from or related to the presence, Release or threatened Release of or exposure to any Hazardous Materials at any location, including, but not limited to, any Premises or any location other than any Premises to which Hazardous Materials or materials containing Hazardous Materials were sent for handling, storage, treatment or disposal.

               (C) "Environmental Clean-up Site" means any location that is listed or proposed for listing on the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability Information System or on any similar state list of sites requiring investigation or cleanup.

               (D) "Environmental, Health or Safety Laws" means any and all applicable federal, state, local, municipal and foreign laws, rules, orders, regulations, statutes, ordinances, codes, common law doctrines, decrees and enforceable requirements of any court or governmental agency or body regulating, relating to, or imposing liability or standards of conduct concerning, any Hazardous Material or protection of the Environment or human or worker health and safety, as now or at any time hereafter in effect, including, without limitation, the Clean Water Act also known as the Federal Water Pollution Control Act ("FWPCA"), 33 U.S.C. ss.ss. 1251 et seq., the Clean Air Act ("CAA"), 42 U.S.C. ss.ss. 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA"), 7 U.S.C. ss.ss. 136 et seq., the Surface Mining Control and Reclamation Act ("SMCRA"), 30 U.S.C. ss.ss. 1201 et seq., the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. ss.ss. 9601 et seq., the Superfund Amendment and Reauthorization Act of 1986 ("SARA"), Public Law 99-499, 100 Stat. 1613, the Emergency Planning and Community Right to Know Act ("EPCRA"), 42 U. S. C. ss. ss. 11001 et seq., the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. ss.ss. 6901 et seq., the Occupational Safety and Health Act as amended ("OSHA"), 29 U.S.C. ss.ss. 655 and 657, together, in each case, with any amendment thereto, and the regulations adopted and the publications promulgated thereunder and all substitutions thereof.

               (E) "Environmental Permit" means any federal, state, local, provincial, or foreign permits, licenses, approvals, consents or authorizations required by any court or governmental agency or body under or in connection with any Environmental, Health or Safety Law.

               (F) "Hazardous Materials" means any hazardous, toxic or deleterious chemicals, materials, substances or wastes in any amount or concentration, including without limitation petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, lead or lead-containing materials, polychlorinated biphenyls, and any other chemicals, materials, substances or wastes which are defined as or included in the definition of "hazardous substances," "hazardous materials," "hazardous wastes," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "pollutants," "regulated substances, " "solid wastes" or "contaminants" or words of similar import, under any Environmental, Health or Safety Law.

               (G) "Premises" means any real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, including, but not limited to, the Environment, buildings and structures thereat.

               (H) "Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, or other release of any Hazardous Materials, including, without limitation, the migration of any Hazardous Materials, the abandonment or discard of barrels, containers, tanks or other receptacles containing or previously containing any Hazardous Materials, or any "release", "emission" or "discharge" as those terms are defined in any applicable Environmental, Health or Safety Laws.

          3. Representations and Warranties of the Significant Equityholders. Solely with respect to itself, each of the Significant Equityholders, severally and not jointly, represents and warrants to, and agrees with, the Company as set forth below. Each representation, warranty and agreement made in this Section 3 is made as of the date hereof and as of the Effective Date:

          (a) The Significant Equityholder has been duly organized and is validly existing and in good standing under the laws of its respective jurisdiction of organization.

          (b) The Significant Equityholder has the requisite power and authority to enter into, execute and deliver this Commitment Letter and the Put Option Agreement and to perform its obligations hereunder and thereunder and has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Commitment Letter and the Put Option Agreement.

          (c) This Commitment Letter and the Put Option Agreement have been duly and validly executed and delivered by the Significant Equityholder, and constitutes its valid and binding obligation, enforceable against it in accordance with its terms.

          (d) Any New Preferred Stock that may be acquired by the Significant Equityholder is solely for its own account, for investment and not with a view toward resale or other distribution within the meaning of the Securities Act; provided, however, that the disposition of the Significant Equityholder's respective property will at all times be under its control. Any New Preferred Stock will not be offered for sale, sold or otherwise transferred by the Significant Equityholder except pursuant to a registration statement or in a transaction exempt from or not subject to registration under the Securities Act and any applicable state securities laws.

          (e) The Significant Equityholder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in any New Preferred Stock that may be acquired by it. The Significant Equityholder is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act. The Significant Equityholder understands and is able to bear any economic risks associated with such investment.

          (f) The Significant Equityholder acknowledges that it has been afforded the opportunity to ask questions and receive answers concerning the Company and to obtain additional information that it has requested to verify the accuracy of the information contained herein. Notwithstanding the foregoing, nothing contained herein will operate to modify or limit in any respect the representations and warranties of the Company or to relieve it from any obligations to the Significant Equityholder for breach thereof or the making of misleading statements or the omission of material facts in connection with the transactions contemplated herein.

          (g) Subject to obtaining the Required Approvals, compliance by the Significant Equityholder with its obligations hereunder, the Put Option Agreement and any Call Option will not, other than such conflicts, violations or defaults that would not have an adverse effect on the ability of the Significant Equityholder to consummate the transactions contemplated hereunder, (i) conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under (with or without notice or lapse of time, or both), or result in the acceleration, termination, modification or cancellation of, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Significant Equityholder is a party or by which the Significant Equityholder is bound or to which any of the property or assets of the Significant Equityholder are subject, (ii) result in any violation of the provisions of the organizational documents of the Significant Equityholder or
(iii) result in any violation of any statute, license, authorization, injunction, judgment, order, decree, rule or regulation of any court or governmental agency or body having jurisdiction over the Significant Equityholder or any of its respective properties.

          (h) No consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body having jurisdiction over the Significant Equityholder or any of its properties is required for the compliance by the Significant Equityholder with all of the provisions hereof and of the Put Option Agreement or the consummation of the transactions contemplated herein or therein, except the Required Approvals or other consent, approval, authorization, order, registration or qualification that would not have an adverse effect on the Significant Equityholder's ability to consummate the transactions contemplated hereunder.

          (i) The Significant Equityholder has available to it the funds required to fulfill in full its obligations hereunder and under the Put Option Agreement.

          4. Fees and Expenses. Upon approval of this Commitment Letter by the Bankruptcy Court, and so long as this Commitment Letter shall continue to be in full force and effect and has not been terminated or otherwise expired by its terms, and the Significant Equityholders are not otherwise in breach of any material obligation hereunder and under the Commitment Letter, the Company shall be obligated to pay the reasonable, documented, out-of-pocket fees and expenses incurred since June 8, 2006 through the earlier of such termination or expiration date and the Effective Date, for the Professionals (as defined below) in connection with the negotiation, preparation, execution and delivery of the Commitment Letter and any and all Definitive Documents, including, without limitation, any such reasonable fees and expenses incurred in connection with litigation, contested matters, adversary proceedings, or negotiations necessitated by such proceedings, in each case, relating to the Commitment Letter or the First Amended Plan, subject to (i) an aggregate monthly cap of $125,000 for reasonable legal fees and expenses (with the excess in any given month capable of being carried forward and applied in a subsequent month(s)), and (ii) the terms of the engagement letter to be executed by the Company, the Significant Equityholders and Imperial Capital, LLC (such fees and expenses, the "Expenses"); provided, however, that any Expenses that remain unpaid as of the earlier of such termination or expiration date and the Effective Date, as the case may be, shall be paid by the Company no later than thirty (30) days after such termination or expiration date or the Effective Date, as applicable.

          All invoices for which reimbursement is sought from the Company shall be sent via email and regular mail to the Company, the Company's counsel, the U.S. Trustee and counsel for the Official Committee of Unsecured Creditors appointed in the Company's chapter 11 cases. The parties shall have ten (10) calendar days from the delivery of such invoices to object to the reasonableness of the amounts requested. If no objections are raised during the objection period, the Company shall make such payments without the need for filing any application with the Bankruptcy Court. If an objection is raised and cannot be resolved consensually, the parties shall submit such dispute to the Bankruptcy Court for final resolution.

          5. Indemnification. The Company agrees to indemnify and hold harmless the Significant Equityholders and their respective affiliates, and each of their respective directors, officers, partners, members, employees, agents, counsel, financial advisors and assignees (including affiliates of such assignees), in their capacities as such (each an "Indemnified Party"), from and against any and all losses, claims, damages, liabilities or other expenses to which such Indemnified Party may become subject from third party claims (including claims by other stockholders), insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from this Commitment Letter, the First Amended Plan or the Definitive Documents, and the Company agrees to reimburse (on an as-incurred monthly basis) each Indemnified Party for any reasonable legal or other reasonable expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise), but excluding therefrom all expenses, losses, claims, damages and liabilities of the Significant Equityholders that are finally judicially determined (not subject to appeal) to have resulted solely from (i) the gross negligence or willful misconduct of such Indemnified Party or
(ii) statements or omissions in a registration statement, disclosure statement or prospectus or any amendment or supplement thereto made in reliance upon or in conformity with the information relating to the Significant Equityholders furnished to the Company in writing by or on behalf of the Significant Equityholders expressly for use in a registration statement, disclosure statement or prospectus or any amendment or supplement thereto. In the event of any litigation or dispute involving this Commitment Letter, the First Amended Plan and/or the Definitive Documents, subject to the foregoing, the Significant Equityholders shall not be responsible or liable to the Company for any special, indirect, consequential, incidental or punitive damages. The obligations of the Company under this paragraph (the "Indemnification Obligations") shall remain effective whether or not any of the transactions contemplated in this Commitment Letter are consummated, any Definitive Documents are executed and notwithstanding any termination of this Commitment Letter and shall be binding upon the Reorganized Company in the event that any plan of reorganization of the Company is consummated.

          Except in the case of fraud, and subject to the foregoing Indemnification Obligations, the Significant Equityholders' rights to payment of the Put Option Premium (to the extent due and payable in accordance with the Investment Term Sheet and the Put Option Agreement) and any accrued and unpaid Expenses (subject to the limitations set forth herein) shall constitute the sole and liquidated damages available to the Significant Equityholders in the event the transactions contemplated herein are not consummated.

          6. Additional Covenants of the Company. The Company agrees with the Significant Equityholders:

          (a) To file a motion seeking Bankruptcy Court approval of this Commitment Letter (including payment of the Expenses and the Put Option Premium and the Indemnification Obligations) as soon as practicable but in no event more than three (3) business days after execution of the Commitment Letter by the Significant Equityholders and the Company. Any motion, pleading, proposed order, press release, public statement or other document that relates or refers to the Commitment, the Commitment Letter or the First Amended Plan shall be provided to counsel to the Significant Equityholders in draft form for review prior to its being made public or its being filed with the Bankruptcy Court. No such materials may be made public or be filed with the Bankruptcy Court without the consent of each of the Significant Equityholders (through their counsel), which consent shall not be unreasonably withheld or delayed.

          (b) Other than with respect to a Competing Transaction, the Company
(i) will use reasonable best efforts to obtain, and to cause the other Debtors to obtain, the entry of the Confirmation Order by the Bankruptcy Court, the terms of which shall be consistent in all material respects with this Commitment Letter and the First Amended Plan; (ii) will use reasonable best efforts to adopt, and to cause the other Debtors to adopt, the First Amended Plan; (iii) will not, and will cause the other Debtors not to, amend or modify the First Amended Plan in any material respect that would adversely affect the Significant Equityholders without their prior written consent. In addition, the Company will provide to the Significant Equityholders and their counsel with a copy of the Confirmation Order and a reasonable opportunity to review and comment on such order prior to such order being filed with the Bankruptcy Court, and the Company will not, and will cause the other Debtors not to, file the Confirmation Order with the Bankruptcy Court unless the Significant Equityholders have approved the form of such order, such approval not to be unreasonably withheld or delayed.

          (c) To use reasonable best efforts to effectuate the Rights Offering as provided herein upon the terms and conditions set forth in the Investment Term Sheet.

          (d) Other than after the Company has sent the Significant Equityholders a Competing Transaction Acceptance Notice in accordance with the Investment Term Sheet, not to file any pleading or take any other action in the Bankruptcy Court that is inconsistent with the terms of this Commitment Letter, the First Amended Plan, the Confirmation Order or the consummation of the transactions contemplated hereby or thereby without providing prior written notice to the Significant Equityholders no later than five (5) business days before filing any such pleading or taking such action.

          (e) To use reasonable best efforts to promptly prepare and file all necessary documentation and to effect all applications that are necessary or advisable under the HSR Act so that the applicable waiting period shall have expired or been terminated thereunder with respect to the purchase, if any, of the Additional Common Stock by the Significant Equityholders hereunder, and not to take any action that is intended or reasonably likely to materially impede or delay the ability of the parties to obtain any necessary approvals required for the transactions contemplated by this Agreement. The Company shall pay the filing fees required by the HSR Act.

          (f) To file with the Secretary of State of Delaware the Certificate of Amendment as contemplated herein on or prior to the Effective Date.

          (g) The Company shall provide to the Significant Equityholders and their advisors and representatives reasonable access during normal business hours to all books, records, documents, properties and personnel of the Company. In addition, the Company shall promptly provide written notification to counsel to the Significant Equityholders of any claim or litigation, arbitration or administrative proceeding that is threatened or filed against the Company from the date hereof until the earlier of the (i) Effective Date and (ii) termination or expiration of this Commitment Letter. The Company shall promptly provide written notice to counsel to the Significant Equityholders of any change in any of the information contained in the representations or warranties, including without limitation related schedules, made by the Company herein and shall promptly furnish any information that a Significant Equityholder may reasonably request in relation to such changes.

          7. Additional Covenants of the Significant Equityholders. Solely with respect to itself, each Significant Equityholder agrees, severally and not jointly, with the Company:

          (a) To use reasonable best efforts, upon confirmation of the First Amended Plan, to fulfill its obligations under the First Amended Plan (solely to the extent expressly set forth or contemplated in this Commitment Letter) and otherwise to consummate the transactions contemplated by this Commitment Letter, the Put Option Agreement and the First Amended Plan.

          (b) Not to file any pleading or take any other action in the Bankruptcy Court that is inconsistent with the terms of this Commitment Letter, the Put Option Agreement, the First Amended Plan, the Confirmation Order or the consummation of the transactions contemplated hereby or thereby other than with respect to any pleadings or actions related to the Senior Secured Notes (as defined in the Plan Term Sheet) by Goldman, Sachs & Co., in its capacity as a holder of Senior Secured Notes.

          (c) To use reasonable best efforts to promptly prepare and file all necessary documentation and to effect all applications that are necessary or advisable under the HSR Act so that the applicable waiting period shall have expired or been terminated thereunder with respect to the purchase, if any, of the Additional Common Stock by the Significant Equityholders hereunder, and not to take any action that is intended or reasonably likely to materially impede or delay the ability of the parties to obtain any necessary approvals required for the transactions contemplated by this Agreement; the parties understanding that this shall not require a Significant Equityholder to take any actions under the HSR Act prior to the Rights Offering Commencement Date (as defined in the Investment Term Sheet).

          8. Acknowledgements and Agreements of the Debtors. Notwithstanding anything herein to the contrary, the Debtors acknowledge and agree that (a) the transactions contemplated hereby are arm's-length commercial transactions between the Debtors, on the one hand, and the Significant Equityholders, on the other, (b) in connection therewith and with the processes leading to such transactions, each Significant Equityholder is acting solely as a principal and not the agent or fiduciary of the Debtors or their estates, (c) no Significant Equityholder has assumed an advisory or fiduciary responsibility in favor of the Debtors or their estates with respect to such transactions or the processes leading thereto (irrespective of whether such Significant Equityholder has advised or is currently advising the Debtors on other matters) and (d) the Debtors have consulted their own legal and financial advisors to the extent they deemed appropriate. The Debtors agree that they will not claim that any Significant Equityholder has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Debtors or their estates, in connection with such transactions or the processes leading thereto.

          9. Survival of Representations and Warranties. All representations and warranties made in this Commitment Letter will survive the execution and delivery of this Commitment Letter but will terminate and be of no further force or effect after the Effective Date.

          10. Obligations of Significant Equityholders. Notwithstanding anything else to the contrary set forth in this Commitment Letter (including the Term Sheets), the Put Option Agreement, the Definitive Documents, or the First Amended Plan, the obligations of the Significant Equityholders under this Commitment Letter (including the Term Sheets), the Put Option Agreement, the Definitive Documents, the First Amended Plan or in respect of the transactions contemplated by any of the foregoing, shall be several, not joint and several.

          11. Termination. This Commitment Letter shall terminate upon the occurrence of any of the Termination Events (as defined in the Investment Term Sheet) in accordance with the terms set forth in Investment Term Sheet, unless such Termination Event is waived as set forth in the Investment Term Sheet.

          12. Miscellaneous. This Commitment Letter, including the attached Term Sheets and Put Option Agreement, (a) supersedes, if accepted and approved by the Bankruptcy Court, all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the Significant Equityholders and the Debtors with respect hereto and thereto; (b) shall be governed, except to the extent that the Bankruptcy Code is applicable, by the laws of the State of New York, without giving effect to the conflict of laws provisions thereof; (c) shall not be assignable by the Company without the prior written consent of each of the Significant Equityholders (and any purported assignment without such consent shall be null and void); (d) shall not be assignable by the Significant Equityholders except to their designees as may be reasonably acceptable to the Company, (e) is intended to be solely for the benefit of the parties hereto and the Indemnified Parties and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Parties; and (f) may not be amended or waived except by an instrument in writing signed by the Company and each of the Significant Equityholders.

          13. Effectiveness. Notwithstanding anything herein to the contrary, the obligations of the Debtors hereunder, under the Put Option Agreement and under the Term Sheets are subject to the approval of the Bankruptcy Court. The failure to include any provision of the Term Sheets or the Put Option Agreement in this Commitment Letter shall not affect the enforceability of such provision. The terms and conditions set forth in the Term Sheets and the Put Option Agreement are incorporated in their entirety as if set forth in this Commitment Letter.

          14. Counterparts. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

          15. Headings. The headings in this Commitment Letter are for reference purposes only and will not in any way affect the meaning or interpretation of this Commitment Letter.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheets by returning to us executed counterparts hereof not later than 5:00 p.m., New York City time, on Monday, October 16, 2006.

Very truly yours,
D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.        PAR IV MASTER FUND, LTD.


By: /s/ Daniel Posner                        /s/ Robert B. Burke
    --------------------------------         --------------------------------
    Name:  Daniel Posner                     Name:  Robert B. Burke
    Title:  Authorized Signatory             Title:  Director


SUNRISE PARTNERS LIMITED PARTNERSHIP         SIGMA CAPITAL ASSOCIATES, LLC

                                             Sigma Capital Management, LLC
By: /s/ Michael J. Berner                    /s/ Peter A. Nussbaum
    --------------------------------         --------------------------------
    Name:  Michael J. Berner                 Name:  Peter A. Nussbaum
    Title:  Vice President                   Title:  Authorized Signatory


GOLDMAN, SACHS & CO.


By: /s/ Richard Katz
    --------------------------------
    Name:  Richard Katz
    Title:  Managing Director



Agreed and accepted on this
    13th day of October, 2006:

FOAMEX INTERNATIONAL INC.
(ON BEHALF OF ITSELF AND THE
OTHER DEBTORS)


By: /s/ Gregory J. Christian
    --------------------------------
    Name:  Gregory J. Christian
    Title:  EVP & General Counsel

                                    EXHIBIT A

                       Term Sheet for Potential Investment

          This Term Sheet (the "Investment Term Sheet") is part of a commitment letter, dated October 13, 2006 (the "Commitment Letter"), addressed to Foamex International Inc. by the Significant Equityholders (as defined below) and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

ISSUER:                          Foamex International Inc. (the "Company")

SIGNIFICANT EQUITYHOLDERS:       D. E. Shaw Laminar Portfolios, L.L.C.,
                                 Par IV Master Fund, Ltd., Sunrise
                                 Partners Limited Partnership, Sigma
                                 Capital Associates, LLC and Goldman,
                                 Sachs & Co., or their respective
                                 designees that are reasonably acceptable to the Company (collectively, the
                                 "Significant Equityholders").

PREFERRED STOCK PUT OPTION:      The Significant Equityholders and the
                                 Company will enter into a put option
                                 agreement (the "Put Option Agreement")
                                 by which each of the Significant
                                 Equityholders will sell, and the Company will purchase, a put option (the "Put
                                 Option") under which the Company may
                                 require the Significant Equityholders to purchase New Preferred Stock (as defined below) in the Reorganized Company (as defined below) in the event that not all of the shares of Additional Common Stock
                                 (as defined below) are subscribed and
                                 paid for in full by the Equityholders
                                 (as defined below) pursuant to the
                                 Rights Offering (as described below)
                                 (after taking into account the Rights
                                 (as defined below), if any, exercised by the Significant Equityholders). If the
                                 Company exercises the Put Option, and
                                 subject to the satisfaction of the Put
                                 Option Conditions (as defined below),
                                 the Company will sell the New Preferred
                                 Stock to each of the Significant
                                 Equityholders under the Put Option, on a pro rata basis in accordance with each Significant Equityholder's pro rata share of the Significant Equityholders
                                 Common Stock or on such other basis as
                                 may be agreed among the Significant
                                 Equityholders, communicated in writing
                                 and reasonably acceptable to the
                                 Company, for an aggregate purchase price equal to the Rights Offering Amount (as defined below) less the aggregate amount received by the Company as a result of the exercise, if any, of Rights by the Significant Equityholders and the other
                                 Equityholders. The terms and conditions
                                 of the Put Option shall be more fully
                                 set out in the Put Option Agreement. If
                                 issued, the New Preferred Stock shall be issued on the Effective Date (as defined below).

                                 As consideration for the Put Option, the Company will pay the Significant Equityholders an aggregate amount of up to $9.5 million in immediately available funds (the "Put Option Premium"), to be allocated among the Significant Equityholders in accordance with the terms of the Put Option Agreement and payable in the following manner: (i) $2.0 million shall be paid no later than three (3) business days after the Bankruptcy Court (as defined below) enters an order approving the Approval Motion (as defined below); (ii) $2.5 million shall be paid on the date that the Bankruptcy Court enters an order approving a Competing Transaction (as defined below);
                                 (iii) $5.5 million shall be paid upon the occurrence of a Termination Event set forth in subsections (g), (h), (i), (j), (m) or (n) of the section captioned "Termination Events" below; and (iv) $7.5 million shall be paid on the Effective Date if the Commitment Letter (including this Investment Term Sheet) is not otherwise terminated earlier and remains in full force and effect.

                                 The Put Option shall expire on the earlier of
                                 (i) the Effective Date and (ii) February 28,
                                 2007 (the "Put Option Expiration Date"), unless terminated or extended as provided herein.

EQUITY RIGHTS OFFERING:          A rights offering (the "Rights
                                 Offering") shall be made in conjunction
                                 with and pursuant to the First Amended
                                 Plan (as defined below) to generate
                                 gross proceeds equal to the Rights
                                 Offering Amount (as defined below).

                                 Pursuant to the First Amended Plan, (i)
                                 each Common Equityholder shall be
                                 offered the Right (as defined below) to
                                 purchase up to 2.56 shares of Additional
                                 Common Stock for each share of Existing
                                 Common Stock owned by such holder on the Record Date, in exchange for a cash payment equal to $2.25 per share of Additional Common Stock (the "Additional Common Stock Purchase Price") and (ii) each Preferred Equityholder shall be offered the Right to purchase up to
                                 255.78 shares of Additional Common Stock for each share of Existing Preferred Stock owned by such holder on the Record Date, in exchange for a cash payment equal to the Additional Common Stock Purchase Price.

                                 Each Equityholder will receive such
                                 number of Rights that, if exercised by
                                 such holder, would allow such holder to
                                 maintain its equity ownership percentage in the Company as of the Record Date, subject to dilution as a result of (a) the issuance of any shares of common stock or options to purchase Additional Common Stock under the Management Incentive Plan and the issuance of any shares of common stock under the Key Employee Retention Plan (each as defined in the Plan Term Sheet), and (b) the exercise of any employee stock options outstanding on and as of the Effective Date.

                                 The Rights shall not be independently
                                 transferable, but shall trade together
                                 with the Existing Common Stock or
                                 Existing Preferred Stock, as the case
                                 may be, through the Record Date.

                                 A rights agent will be appointed by the
                                 Company to facilitate the Rights
                                 Offering following consultation with the
                                 Significant Equityholders.

                                 Fractional shares shall not be issued
                                 and no compensation shall be paid in
                                 respect of fractional shares.

                                 Unexercised Rights will expire without
                                 compensation at the Expiration Time.

                                 Shares of Additional Common Stock issued in connection with the Rights Offering and as a result of the exercise, if any, by the Significant Equityholders of the Call Option (as defined below) shall be issued on the Effective Date and the First Amended Plan shall expressly require that the Rights Offering close prior to the Effective Date.

SEC REGISTRATION:                The Company shall file a registration
                                 statement (the "Offering Registration
                                 Statement") with the SEC under the Securities
                                 Act of 1933, as amended (the "Securities
                                 Act"), registering the offering of the
                                 Additional Common Stock underlying the
                                 Rights.

USES OF PROCEEDS:                The Reorganized Company shall utilize the
                                 proceeds from the sale of Additional Common
                                 Stock and the New Preferred Stock, if any,
                                 (a) first, to pay the expenses of the Rights
                                 Offering and to pay the balance of the Put
                                 Option Premium that becomes due and payable on the Effective Date and (b) second, the net proceeds remaining will be contributed by the Company to Foamex, L.P., its operating subsidiary, to fund required payments under the First Amended Plan and to fund Foamex
                                 L.P.'s working capital requirements on the Effective Date.

COVENANTS:                       The definitive documents with respect to the
                                 transactions contemplated by this Investment
                                 Term Sheet, including, without limitation, the documents to be included in the plan supplement to be filed in connection with the First Amended Plan (the "Definitive
                                 Documents"), shall be entered into pursuant to the First Amended Plan and shall provide for affirmative and negative covenants customarily found in agreements for similar investments or financings, as well as other covenants reasonably satisfactory to the
                                 Significant Equityholders, in their
                                 individual reasonable discretion, including, without limitation, a covenant that the parties agree to treat the Call Option and the Put Option as options for U.S. federal income tax purposes.

                                 The Amended and Restated Certificate of
                                 Incorporation of the Reorganized Company shall include provisions with respect to any "Business Combination" (as defined in the Company's current Restated Certificate of Incorporation) with or into any "Related Person" (as so defined) requiring that the consideration received by the other shareholders in connection with such Business Combination (as so defined) is at "fair value" as determined by the "independent director(s)" (who shall have authority, but not the obligation, to engage independent counsel and independent bankers at the Company's expense, subject to a budget which shall be reasonably acceptable to the Reorganized Company's board of directors, as a whole for purposes of such determination).

REPRESENTATIONS AND WARRANTIES:  The Definitive Documents shall contain representations and warranties
                                 customarily found in agreements for similar investments or financings and shall be reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion.

REGISTRATION RIGHTS:             Pursuant to the First Amended Plan, on
                                 the Effective Date the Reorganized Company shall enter into a registration rights agreement with each of the Significant
                                 Equityholders (the "Registration Rights
                                 Participants") in form and substance
                                 reasonably satisfactory to the parties thereto which will provide:

                                 (A) such Registration Rights Participants with two demand registration rights and unlimited piggy-back registration rights (provided that
                                 (i) no demand shall qualify as such unless made by the holders of at least 25% of the aggregate number of outstanding shares of Additional Common Stock, and unless at least 25% of such aggregate number of outstanding shares shall be included to be sold in each registration statement and (ii) no such piggyback registration rights shall be applicable with respect to any filing by the Reorganized Company of a registration statement on Forms S-4 or S-8, or any successor forms thereto) with respect to any Additional Common Stock held by such Registration Rights Participants (including Additional Common Stock issuable upon exercise of the Call Option by such Registration Rights Participants) on customary and reasonable terms; and

                                 (B) that (i) at such time as the Reorganized
                                 Company is eligible to effect a registration on Form S-3 (or any successor form), within sixty (60) days after the request of any Registration Rights Participant or group thereof which holds at least 25% of the aggregate number of outstanding shares of Additional Common Stock, the Reorganized Company shall prepare and file, and shall use its reasonable best efforts to have declared effective as soon as practicable thereafter, a registration statement under the Securities Act for the offering on a continuous basis pursuant to Rule 415 of the Securities Act, of any shares of Additional Common Stock held by the Registration Rights Participants (the "Shelf Registration"); and (ii) the Reorganized Company shall keep the Shelf Registration effective for a period ending on the earlier of (a) the date that is the two-year anniversary of the date upon which such registration statement is declared effective by the SEC, (b) the date such Additional Common Stock has been disposed of pursuant to an effective registration statement, (c) the date such Additional Common Stock has been disposed of (1) pursuant to and in accordance with SEC Rule 144 (or any similar provision then in force) under the Securities Act or (2) pursuant to another exemption from the registration requirements of the Securities Act pursuant to which the Additional Common Stock is thereafter freely transferable without restriction under the Securities Act, and (d) the date such Additional Common Stock ceases to be outstanding.

                                 The Reorganized Company shall pay all fees and expenses for any demand registration (including, without limitation, the reasonable fees and expenses of one special counsel for the Registration Rights Participants). The managing underwriter of any public offering effected pursuant to a demand registration will be selected by the Reorganized Company. The selling stockholders shall pay for their respective internal costs and expenses related to any piggyback registration in which they participate. The Registration Rights Agreement shall be reasonably satisfactory to the Significant Equityholders in their sole discretion.

EXPENSES:                        Upon approval of the Commitment Letter by the
                                 Bankruptcy Court, and so long as such
                                 Commitment Letter shall continue to be in full force and effect and has not been terminated or otherwise expired by its terms, and the Significant Equityholders are not otherwise in breach of any material obligation hereunder and under the Commitment
                                 Letter, the Company shall be obligated to pay the reasonable, documented, out-of-pocket fees and expenses incurred since June 8, 2006 through the earlier of such termination or expiration date and the Effective Date, for the Professionals (as defined below) in connection with the negotiation, preparation, execution and delivery of the Commitment
                                 Letter and any and all Definitive Documents, including, without limitation, any such reasonable fees and expenses incurred in connection with litigation, contested matters, adversary proceedings, or negotiations necessitated by such proceedings, in each case, relating to the Commitment Letter or the First Amended Plan, subject to (i) an aggregate monthly cap of $125,000 for reasonable legal fees and expenses (with the excess in any given month capable of being carried forward and applied in a subsequent month(s)), and (ii) the terms of the engagement letter to be executed by the Company, the Significant Equityholders and Imperial Capital, LLC (such fees and expenses, the "Expenses"); provided, however, that any Expenses that remain unpaid as of the earlier of such termination or expiration date and the Effective Date, as the case may be, shall be paid by the Company no later than thirty (30) days after such termination or expiration date or the Effective Date, as applicable.

                                 All invoices for which reimbursement is sought from the Company shall be sent via email and regular mail to the Company, the Company's counsel, the U.S. Trustee and counsel for the Official Committee of Unsecured Creditors appointed in the Company's chapter 11 cases. The parties shall have ten (10) calendar days from the delivery of such invoices to object to the reasonableness of the amounts requested. If no objections are raised during the objection period, the Company shall make such payments without the need for filing any application with the Bankruptcy Court. If an objection is raised and cannot be resolved consensually, the parties shall submit such dispute to the Bankruptcy Court for final resolution.

CONDITIONS PRECEDENT TO          The obligations of the Significant
PUT OPTION OBLIGATIONS:          Equityholders under the Put Option shall be
                                 subject to satisfaction of each of the
                                 following conditions precedent (collectively, the "Put Option Conditions"):

                                 (a) the Offering Registration Statement shall have become effective and no stop order suspending its effectiveness or any notice objecting to its use shall have been issued and no proceeding for such purpose shall have been threatened or instituted by the SEC or any state securities commission or authority and all of the Rights shall have been issued;

                                 (b) the Expiration Time of the Rights
                                 Offering shall have passed;

                                 (c) the First Amended Plan shall provide that the Company shall sell, and each of the Significant Equityholders shall purchase, on or prior to the Effective Date, pursuant to and in connection with the First Amended Plan, on a pro rata basis in accordance with each Significant Equityholder's pro rata share of the Significant Equityholders Common Stock, or on such other basis as may be agreed among the Significant Equityholders, communicated in writing and reasonably acceptable to the Company, for an aggregate purchase price equal to $2.0 million (the "Call Option Premium"), an option (the "Call Option") to purchase on the Effective Date, on a pro rata basis in accordance with each Significant Equityholder's pro rata share of the Significant Equityholders Common Stock, or on such other basis as may be agreed among the Significant Equityholders, communicated in writing and reasonably acceptable to the Company, shares of the Additional Common Stock at a per share price equal to the Additional Common Stock Purchase Price for each Right that is not subscribed and paid for in full by the Equityholders as of the Expiration Time, up to a maximum aggregate purchase price equal to the Rights Offering Amount less the aggregate amount received by the Company as a result of the exercise, if any, of the Rights by Equityholders; provided, however, that if a Termination Event occurs or the Company agrees to enter into a Competing Transaction, the Call Option Premium shall not be payable;

                                 (d) the Definitive Documents shall provide for the following: (i) the Rights Offering shall expire at least seven (7) business days prior to the projected Effective Date of the First Amended Plan (the "Projected Effective Date," which date shall be determined jointly by the Debtors and the Significant Equityholders); (ii) within two (2) business day after the expiration of the Rights Offering the Company shall send the Significant Equityholders and their counsel a written notice setting forth the total proceeds received through the Rights Offering and any shortfall between the Rights Offering Amount and such proceeds received; (iii) the Significant Equityholders may exercise the Call Option no later than three (3) business days after receipt of the notice set forth in
                                 (ii) above; and (iv) (a) if the Significant
                                 Equityholders exercise the Call Option,
                                 settlement of the Call Option shall take place on the Effective Date and the Put Option shall expire without any further action by any Party (unless the Significant Equityholders default in the settlement of the Call Option) or (b) if the Significant Equityholders do not exercise the Call Option, the Call Option shall expire without any further action by any Party, and the Company shall have one (1) business day from the date of expiration of the Call Option to exercise the Put Option, which if exercised, shall settle on the Effective Date.

                                 (e) the First Amended Plan shall be in form and substance materially consistent with the Plan Term Sheet and shall be reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion;

                                 (f) an order confirming the First Amended
                                 Plan (the "Confirmation Order"), in form and substance reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion, shall have been entered and shall not have been stayed or modified or vacated on appeal;

                                 (g) from the date of the Commitment Letter through the Effective Date, there shall not have been a Material Adverse Change (as defined below);

                                 (h) appropriate legal documentation in
                                 connection with the Rights Offering shall have been executed and delivered, in form and substance reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion, and the satisfaction of the conditions precedent contained therein shall have been satisfied or waived in accordance therewith;

                                 (i) a corporate charter, bylaws and other governance documents of the Reorganized Company shall have been adopted as part of the First Amended Plan, in form and substance consistent with the Plan Term Sheet and this Investment Term Sheet and in forms reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion;

                                 (j) all necessary governmental, regulatory and third-party approvals, waivers and/or consents in connection with the Rights Offering and the First Amended Plan shall have been obtained and remain in full force and effect, and there shall exist no pending claim, action, suit, investigation, litigation or proceeding in any court or before any arbitrator or governmental instrumentality, which would prohibit the consummation of the transactions contemplated by this Investment Term Sheet;

                                 (k) no Termination Event (as defined below) shall have occurred (excluding a Termination Event that has been waived as provided for herein);

                                 (l) to the extent not already paid, the Put
                                 Option Premium shall have been paid;

                                 (m) all of the Company's representations and warranties set forth in the Commitment Letter shall have been true and correct as of the date of execution of the Commitment Letter and shall be true and correct as of the Effective Date as if then made (in each case, without giving effect to any materiality or similar qualifier therein), unless the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not resulted in there being a Material Adverse Change after the execution of the Commitment Letter; and

                                 (n) the Exit Facility (as defined in the Plan Term Sheet), shall be in full force and effect; in addition, the lenders under the Exit Facility shall be prepared to fund under the Exit Facility on or after the Effective Date immediately following the Reorganized Company's receipt of the proceeds from the Rights Offering, including, if applicable, any proceeds from the Company's exercise of the Put Option or the Significant Equityholders' exercise of the Call Option.

                                 The foregoing Put Option Conditions can be waived or modified only upon the written consent of each of the Significant Equityholders and the Company; provided, however, that if one or more of the Significant Equityholders (each a "Waiving Significant Equityholder") so consent in writing, then the agreement set forth herein and in the Commitment Letter shall continue to be in full force and effect as between the Company and each Waiving Significant Equityholder; provided further such consent shall state that the Waiving Significant Equityholders assume the funding obligation of each Significant Equityholder that is not a Waiving Significant Equityholder such that the total amount of proceeds generated from the exercise of the Put Option or the Call Option, as applicable, shall be equal to the Rights Offering Amount less the amount of proceeds generated by the exercise of Rights under the Rights Offering.

TERMINATION EVENTS:              "Termination Event," wherever used herein,
                                 means any of the following events (whatever the reason for such Termination Event and whether it will be voluntary or involuntary;
                                 provided, however, that such event is not the result of action (or inaction) on the part of any of the Significant Equityholders):

                                 (a) within three (3) business days of the Company and the Significant Equityholders executing the Commitment Letter, the Company has not filed a motion (the "Approval Motion") seeking Bankruptcy Court approval of the Commitment Letter and the Company's payment of the Expenses and the Put Option Premium;

                                 (b) the Company has not filed the First
                                 Amended Plan and accompanying disclosure statement (in form and substance reasonably acceptable to the Significant Equityholders in their individual reasonable discretion, the "Disclosure Statement") on or before November 10, 2006;

                                 (c) the Company has not filed the Offering
                                 Registration Statement with the SEC on or before November 10, 2006;

                                 (d) the Bankruptcy Court has not entered an order granting the relief sought in the Approval Motion (including the approval of the Company's payment of the Expenses and the Put Option Premium as valid and binding obligations entitled to administrative expense priority) on or before November 30, 2006;

                                 (e) the Company does not obtain Bankruptcy
                                 Court approval of the Disclosure Statement on or before December 15, 2006;

                                 (f) the Bankruptcy Court does not confirm the First Amended Plan on or before February 2, 2007;

                                 (g) the Effective Date of the First
                                 Amended Plan does not occur on or before February 28, 2007;

                                 (h) a trustee, responsible officer, or an examiner with powers beyond the duty to investigate and report, as set forth in 11 U.S.C. ss. 1106(a)(3) and (4), shall have been appointed under 11 U.S.C. ss.ss. 1104 or 105;

                                 (i) the chapter 11 cases shall have been converted to cases under chapter 7 of the Bankruptcy Code;

                                 (j) the Company shall have breached any
                                 material provision of the Commitment
                                 Letter, this Investment Term Sheet or the
                                 Definitive Documents, written notice of
                                 such breach shall have been given by the Significant Equityholders and such breach shall not have been cured within two (2) business days of the Company's receipt of such notice;

                                 (k) the failure or non-occurrence by the date specified of any Put Option Condition or any condition precedent in the Commitment Letter;

                                 (l) the Bankruptcy Court shall have
                                 entered an order approving a Competing
                                 Transaction;

                                 (m) the First Amended Plan is modified to provide for any terms that are adverse to the Significant Equityholders (solely in their capacity as Significant
                                 Equityholders and not as Equityholders) or materially inconsistent with the terms set forth in the Commitment Letter, this Investment Term Sheet or the Plan Term Sheet; and

                                 (n) after filing the First Amended Plan, the Company (i) submits or supports a plan of reorganization or liquidation that is adverse to the Significant Equityholders (solely in their capacity as Significant Equityholders and not as Equityholders) or materially inconsistent with the terms and provisions of the Commitment Letter, this Investment Term Sheet or the Plan Term Sheet or (ii) moves to withdraw or withdraws the First Amended Plan.

                                 The foregoing Termination Events are intended solely for the benefit of the Significant Equityholders, and can be waived or modified only upon the consent of each of the Significant Equityholders, provided, however, that if one or more of the Significant Equityholders shall agree in writing to be a Waiving Significant Equityholder with respect to such Termination Event then the agreement set forth herein and in the Commitment Letter shall continue to be in full force and effect as between the Company and each Waiving Significant Equityholder; provided further such consent shall state that the Waiving Significant Equityholders assume the funding obligation of each Significant Equityholder that is not a Waiving Significant Equityholder such that the total amount of proceeds generated from the exercise of the Put Option or the Call Option, as applicable, shall be equal to the Rights Offering Amount less the amount of proceeds generated by the exercise of Rights under the Rights Offering.

                                 Other than with respect to the Waiving
                                 Significant Equityholders, all provisions of the Commitment Letter and this Investment Term Sheet shall terminate automatically without any act of any Significant Equityholders upon the occurrence of any of the Termination Events, provided, however, that each Significant Equityholder shall be entitled to receive or retain any portion of the Put Option Premium (provided such Significant Equityholders are not otherwise in breach of any material obligation hereunder and under the Commitment Letter) paid or payable as of the date of termination, unless such Termination Event is caused by such Significant Equityholder.

                                 Notwithstanding anything to the contrary herein or in the Commitment Letter, during the time period between the Company's acceptance of a Competing Transaction and the Bankruptcy Court's entry of an order approving such Competing Transaction, the Commitment Letter and this Investment Term Sheet shall not terminate except upon the occurrence of a Termination Event set forth in subsection (g),
                                 (h) or (i) of the section captioned
                                 "Termination Events" above.

COMPETING TRANSACTIONS:          Notwithstanding anything to the contrary
                                 herein, within three (3) business days of the Company's receipt of an offer or proposal to enter into a Competing Transaction, the Company shall deliver a detailed notice setting forth the terms and conditions of the Competing Transaction to the legal and financial advisors to the Significant
                                 Equityholders. Prior to the Company's
                                 acceptance of such Competing Transaction, the Company shall deliver a second notice to the legal and financial advisors to the Significant Equityholders setting forth the
                                 Company's intent to accept such Competing
                                 Transaction and the terms and conditions of such Competing Transaction and the
                                 Significant Equityholders shall then have three (3) business days from their advisors' receipt of such notice to make an offer (the
                                 "Significant Equityholders Revised Offer") revising the transactions contemplated herein. Upon receipt of a Significant
                                 Equityholders Revised Offer, the Board of
                                 Directors of the Company (in consultation with its financial advisors and outside legal counsel) shall evaluate the Competing
                                 Transaction and the Significant Equityholders
                                 Revised Offer, if any, and choose the one that in its sole business judgment constitutes the higher or best offer or is otherwise more favorable to the Company and its creditors and stockholders. If after such evaluation, the board determines to pursue the Competing Transaction (or if the Significant Equityholders fail to make a Significant Equityholders Revised Offer), the
                                 Company shall send a written notice (the
                                 "Competing Transaction Acceptance Notice") of its determination to the Significant
                                 Equityholders no later than one (1) day after making such determination.

DAMAGES: Except in the case of fraud, the Significant Equityholders' rights to payment of the Put Option Premium (to the extent due and payable) and any accrued and unpaid Expenses (subject to the limitations set forth herein) shall constitute the sole and liquidated damages available to the Significant Equityholders in the event the transactions contemplated herein and in the Commitment Letter are not consummated; provided, however, that nothing herein shall be construed to limit any indemnity obligations that the Company has as set forth in the Commitment Letter.

GOVERNING LAW:                   All documentation in connection with the
                                 transactions contemplated by this Investment
                                 Term Sheet shall be governed by the laws of the State of New York.

AMENDMENT:                       No material amendment of the Commitment
                                 Letter, this Investment Term Sheet or the
                                 First Amended Plan shall be effective without the prior written consent of each of the Significant Equityholders.

DEFINITIONS:                     "Additional Common Stock" means the common
                                 stock in Reorganized Foamex International to be issued on the Effective Date to (i)
                                 Equityholders under the First Amended Plan in connection with Rights that are exercised as part of the Rights Offering, and (ii)
                                 Significant Equityholders under the First
                                 Amended Plan in connection with the Call
                                 Option, if exercised. For the avoidance of doubt, the Additional Common Stock that will be outstanding on or after the Effective Date will be in addition to, and will be fungible with, the Existing Common Stock on the Effective Date (except as limited by applicable securities law).

                                 "Bankruptcy Court" means the United States
                                 Bankruptcy Court for the District of Delaware or such other court of competent jurisdiction.

                                 "Common Equityholder" means a holder of
                                 Existing Common Stock as of the Record Date.

                                 "Competing Transaction" means an offer with respect to (i) an equity financing or sale (to the extent any such proposal, offer or bid, relates to the acquisition of 25% or more of the Reorganized Company's common stock), (ii) a financing or refinancing of all or substantially all of the Company's or its subsidiaries' debt (other than the Exit Facility or a similar substitute exit financing facility), or (iii) a sale of all or substantially all of the Company's business or assets; provided that the Significant Equityholders are not in breach of any of material obligation under the Commitment Letter.

                                 "Effective Date" means the date that all conditions to the effectiveness of the First Amended Plan have been satisfied or waived as provided herein, which conditions shall be reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion.

                                 "Equityholder" means a holder, as of the Record Date, of Existing Common Stock or Existing Preferred Stock.

                                 "Existing Common Stock" means the outstanding common stock in the Company immediately prior to the Effective Date.

                                 "Existing Preferred Stock" means the
                                 outstanding preferred stock in the Company immediately prior to the Effective Date.

                                 "Expiration Time" means 5:00 p.m. on the date that the Rights Offering expires.

                                 "First Amended Plan" shall have the meaning ascribed to it in the Plan Term Sheet attached as Exhibit B to the Commitment Letter.

                                 "Material Adverse Change" means any material adverse change, or any development that could reasonably be expected to result in a material adverse change, individually or when taken together with any other such changes or developments, in the financial condition, business, results of operations, assets and liabilities of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, it being understood that a material adverse change resulting from a general economic downturn or other event that does not affect the Company disproportionately to other companies (or their subsidiaries or divisions) in the foam industry shall not be deemed to be a Material Adverse Change.

                                 "New Preferred Stock" means preferred stock in the Reorganized Company on terms and conditions specified in an exhibit to the Put Option Agreement. Such New Preferred Stock shall be structured to qualify as "plain vanilla preferred stock" for U.S. federal income tax purposes under Section 1504(a)(4) of the United States Tax Code.

                                 "Preferred Equityholder" means a holder of Existing Preferred Stock as of the Record Date.

                                 "Professionals" means (i) Cleary Gottlieb
                                 Steen & Hamilton LLP and Skadden, Arps,
                                 Slate, Meagher & Flom LLP, as legal advisors to the Significant Equityholders, (ii) Imperial Capital LLC, as the financial advisor to the Significant Equityholders,
                                 (iii) Morris, Nichols, Arsht & Tunnell LLP, as local counsel to the Significant Equityholders, and (iv) BDO Siedman, LLP and Nexant, Inc., as additional advisors to the Significant Equityholders.

                                 "Record Date" means a date that is three (3) business days prior to the Rights Offering Commencement Date, whereby the rights are granted to Equityholders of record on such date.

                                 "Reorganized Company" means the Company after the Effective Date.

                                 "Right" means the right to purchase
                                 Additional Common Stock pursuant to the
                                 Rights Offering as contemplated herein.

                                 "Rights Offering Amount" means an amount equal to $150.0 million; provided, however, that in no event shall the Company's cash on its consolidated balance sheet as of the Effective Date (after giving effect to the payments and other transactions contemplated by the First Amended Plan) exceed $7.5 million on and as of the second business day after the Effective Date.

                                 "Rights Offering Commencement Date" means a date, after the SEC declares the Offering Registration Statement effective on which the Rights Offering shall commence and the Rights shall become exercisable, which date shall be selected by the Company and shall be reasonably acceptable to the Significant Equityholders in their individual reasonable discretion.

                                 "SEC" means the United States Securities and
                                 Exchange Commission.

                                 "Significant Equityholders Common Stock" means the aggregate amount of Existing Common Stock (assuming the conversion of the Existing Preferred Stock) owned by each of the Significant Equityholders, when taken together, on the Record Date.

                                    EXHIBIT B

                                 Plan Term Sheet

                  THIS TERM SHEET IS NOT AN OFFER WITH RESPECT
     TO ANY SECURITIES OR SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN.

           SUCH OFFER OR SOLICITATION ONLY WILL BE MADE IN COMPLIANCE
 WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE.

                            FOAMEX INTERNATIONAL INC.

            TERM SHEET FOR PROPOSED CHAPTER 11 PLAN OF REORGANIZATION

This term sheet (the "Plan Term Sheet"), which is part of a commitment letter, dated October 13, 2006 (the "Commitment Letter"), addressed to Foamex International Inc. ("Foamex International") by the Significant Equityholders (as defined in the Investment Term Sheet) and is subject to the terms and conditions of the Commitment Letter, describes the principal terms of a proposed restructuring of Foamex International, together with its affiliates and subsidiaries that are debtors under chapter 11 of title 11 of the United States Code, 11 U.S.C. ss.ss. 101 et seq. (the "Bankruptcy Code") (collectively, the "Debtors," or the "Company"). Capitalized terms that are not otherwise defined herein shall have the meanings ascribed to them in the Investment Term Sheet that is attached as Exhibit A to the Commitment Letter.

PLAN PROPONENT:                  The Debtors

PLAN OF REORGANIZATION:          The Debtors shall file a plan of
                                 reorganization (the "First Amended
                                 Plan") and related disclosure statement
                                 (the "Disclosure Statement") that
                                 incorporate, and are consistent with,
                                 the terms of the Commitment Letter, the
                                 Investment Term Sheet and this Plan Term
                                 Sheet.

                                 The First Amended Plan and the Disclosure
                                 Statement shall be in form and substance reasonably acceptable to the Significant Equityholders in their individual reasonable discretion and may not be amended to adversely affect the Significant Equityholders.

                                 The First Amended Plan shall address, among other things, the Debtors' (i) obligations under the DIP Financing Facilities among Foamex, as borrower, the lenders party thereto (the "DIP Lenders"), including Bank of America, N.A., as agent, and Silver Point Finance, LLC, as agent (as amended, collectively, the "DIP Facility"); (ii) obligations under the Indenture, dated as of March 25, 2002, among Foamex and U.S. Bank National Association, as trustee, relating to the issuance of the Series A and Series B 10-3/4% Senior Secured Notes of Foamex due 2009 (the "Senior Secured Notes"); (iii) obligations under the Indenture, dated as of June 12, 1997, between Foamex and the Bank of New York, as trustee, relating to the issuance of the 9-7/8% Senior Subordinated Notes due 2007 (the "2007 Senior Subordinated Notes"); (iv) obligations under the Indenture, dated as of December 23, 1997, between Foamex and the Bank of New York, as trustee, relating to the issuance of the 13-1/2% Senior Subordinated Notes due 2005 (the "2005 Senior Subordinated Notes," and together with the 2007 Senior Subordinated Notes, collectively, the "Senior Subordinated Notes"); (v) other obligations; and (vi) equity securities including options, warrants and rights related thereto.

PLAN FUNDING:                    Foamex International shall effectuate a
                                 Rights Offering for Additional Common
                                 Stock pursuant to the First Amended Plan as contemplated by the Investment Term
                                 Sheet.

                                 In addition, the Reorganized Company
                                 shall enter into an exit facility(ies)
                                 upon terms substantially similar to
                                 those contained in the draft commitment
                                 letter and the fee letter delivered to
                                 the Significant Equityholders (as
                                 executed, the "Exit Facility Commitment
                                 Letter") and their legal and financial
                                 advisors prior to the Significant
                                 Equityholders and Foamex International's execution of the Commitment Letter in connection with this Plan Term Sheet (the "Exit Facility").

                                 The First Amended Plan will be funded
                                 with cash from operations, borrowings
                                 under the Exit Facility and the proceeds of the Rights Offering for Additional Common Stock or the exercise of the Put Option or the Call Option, as the case may be.

DEFINITIVE DOCUMENTS:            The transactions described in this
                                 Plan Term Sheet are subject in all
                                 respects to, among other things,
                                 definitive documentation, including
                                 the First Amended Plan and the
                                 documents to be included in the
                                 plan supplement to the First
                                 Amended Plan and the Disclosure
                                 Statement, all of which shall be in
                                 form and substance reasonably
                                 satisfactory to the Significant
                                 Equityholders in their individual
                                 reasonable discretion.

TREATMENT OF CLAIMS
AND INTERESTS:

Administrative Expense Claims    The allowed administrative expense
                                 claims against Foamex shall be
                                 unimpaired. Except with respect to
                                 administrative expense claims that
                                 are professional fee claims, each
                                 holder of an allowed administrative
                                 expense claim shall receive (a)
                                 cash in an amount equal to the
                                 amount of such allowed
                                 administrative expense claim on the
                                 later of the initial distribution
                                 date under the First Amended Plan
                                 and the date such administrative
                                 expense claim becomes an allowed
                                 administrative expense claim, or as
                                 soon thereafter as is practicable,
                                 or (b) such other treatment as the
                                 Debtors and such holder shall have
                                 agreed upon; provided, however,
                                 that allowed administrative expense
                                 claims that arise in the ordinary
                                 course of the Debtors' business
                                 shall be paid in full in the
                                 ordinary course of business in
                                 accordance with the terms and
                                 subject to the conditions of any
                                 agreements governing, instruments
                                 evidencing, or other documents
                                 relating to, such transactions.

Priority Tax Claims              The allowed priority tax claims
                                 shall be unimpaired. Except to the
                                 extent that a holder of an allowed
                                 priority tax claim agrees to a
                                 different treatment, each holder of
                                 an allowed priority tax claim shall
                                 receive, at the sole option of the
                                 Reorganized Debtors, (a) cash in an
                                 amount equal to such allowed
                                 priority tax claim plus
                                 Post-Petition Interest on the later
                                 of the initial distribution date
                                 under the First Amended Plan and
                                 the date such priority tax claim
                                 becomes an allowed priority tax
                                 claim, or as soon thereafter as is
                                 practicable, or (b) over a period
                                 through the sixth anniversary of
                                 the date of assessment of such
                                 allowed priority tax claim,
                                 deferred cash payments in an
                                 aggregate amount equal to such
                                 allowed priority tax claim (plus
                                 Post-Petition Interest) plus
                                 interest on such aggregate amount
                                 over such period at the same rate
                                 as such Post-Petition Interest. All
                                 allowed priority tax claims which
                                 are not due and payable on or
                                 before the Effective Date shall be
                                 paid in the ordinary course of
                                 business in accordance with the
                                 terms thereof.

DIP Financing Claims             The allowed claims under the DIP
                                 Facility shall be unimpaired.
                                 Except to the extent that the
                                 holders of claims under the DIP
                                 Facility and the Debtors agree to a
                                 different treatment, which shall be
                                 reasonably satisfactory to the
                                 Substantial Equityholders, the
                                 holders of the DIP financing
                                 claims, or their designees, shall
                                 receive payment in full in cash of
                                 all DIP financing claims in full
                                 and final satisfaction thereof
                                 other than the obligations under
                                 the indemnity and other provisions
                                 of the DIP credit facilities that
                                 by their terms shall survive the
                                 termination of the DIP credit
                                 facilities and confirmation of the
                                 First Amended Plan.

Other Priority Claims            The allowed other priority claims
                                 shall be unimpaired. Except to the
                                 extent that a holder of an allowed
                                 other priority claim and the
                                 Debtors agree to a different
                                 treatment, which shall be
                                 reasonably satisfactory to the
                                 Significant Equityholders, each
                                 holder of an allowed other priority
                                 claim shall receive, in full and
                                 final satisfaction of such claim,
                                 payment in full in cash in an
                                 amount equal to such allowed other
                                 priority claim plus Post-Petition
                                 Interest on or as soon as
                                 practicable after the later of the
                                 initial distribution date under the
                                 First Amended Plan and the date
                                 when such other priority claim
                                 becomes an allowed other priority
                                 claim, provided, however, that
                                 other priority claims that arise in
                                 the Debtors' ordinary course of
                                 business and which are not due and
                                 payable on or before the Effective
                                 Date shall be paid in the ordinary
                                 course of business in accordance
                                 with the terms thereof.

Other Secured Claims             Allowed other secured claims
                                 (including outstanding industrial
                                 revenue bonds) shall be unimpaired.
                                 Except to the extent that a holder
                                 of an allowed other secured claim
                                 and the Debtors agree to a
                                 different treatment, which shall be
                                 reasonably satisfactory to the
                                 Substantial Equityholders, at the
                                 sole option of the Debtors, in full
                                 and final satisfaction of such
                                 claim, (i) each allowed other
                                 secured claim shall be reinstated
                                 and rendered unimpaired in
                                 accordance with section 1124(2) of
                                 the Bankruptcy Code,
                                 notwithstanding any contractual
                                 provision or applicable
                                 nonbankruptcy law that entitles the
                                 holder of an allowed other secured
                                 claim to demand or to receive
                                 payment of such allowed other
                                 secured claim prior to the stated
                                 maturity of such allowed other
                                 secured claim from and after the
                                 occurrence of a default, (ii) each
                                 holder of an allowed other secured
                                 claim shall receive cash in an
                                 amount equal to such allowed other
                                 secured claim plus Post-Petition
                                 Interest, in full and complete
                                 satisfaction of such allowed other
                                 secured claim on the later of the
                                 initial distribution date under the
                                 First Amended Plan and the date
                                 such other secured claim becomes an
                                 allowed other secured claim, or as
                                 soon thereafter as is practicable,
                                 or (iii) each holder of an allowed
                                 other secured claim shall receive
                                 the collateral securing its allowed
                                 other secured claim plus
                                 Post-Petition Interest in full and
                                 complete satisfaction of such
                                 allowed other secured claim on the
                                 later of the initial distribution
                                 date under the First Amended Plan
                                 and the date such other secured
                                 claim becomes an allowed other
                                 secured claim, or as soon
                                 thereafter as is practicable.

Senior Secured Note Claims       Allowed Senior Secured Note claims
                                 shall be unimpaired. With respect
                                 to the Senior Secured Notes, the
                                 Company and the Significant
                                 Equityholders (other than Goldman,
                                 Sachs & Co.) agree that the First
                                 Amended Plan shall provide that the
                                 Senior Secured Note claims shall be
                                 allowed in the aggregate amount of
                                 $312,452,083.33 plus Post-Petition
                                 Interest, but excluding any call
                                 premiums or any prepayment
                                 penalties. Each holder of an
                                 allowed Senior Secured Note claim
                                 shall be paid in full in cash on
                                 the initial distribution date under
                                 the First Amended Plan, or as soon
                                 thereafter as is practicable.

Senior Subordinated              Allowed Senior Subordinated Note
Note Claims                      claims shall be unimpaired. The
                                 Senior Subordinated Note claims
                                 shall be allowed in the aggregate
                                 amount of $208,150,130.55. Each
                                 holder of an allowed Senior
                                 Subordinated Note claim shall paid
                                 in full in cash on the initial
                                 distribution date under the First
                                 Amended Plan, together with
                                 Post-Petition Interest, or as soon
                                 thereafter as is practicable.

General Unsecured Claims         Allowed general unsecured claims
                                 shall be unimpaired. Each holder of
                                 an allowed general unsecured claim
                                 (which shall not include
                                 Unliquidated Claims) shall be paid
                                 in full in cash on the later of the
                                 initial distribution date, or as
                                 soon thereafter as is practicable
                                 under the First Amended Plan and
                                 the date such general unsecured
                                 claim is allowed plus Post-Petition
                                 Interest. To the extent insurance
                                 is available to satisfy an allowed
                                 general unsecured claim, such
                                 allowed general unsecured claim
                                 shall be paid in the ordinary
                                 course of the Reorganized Debtors'
                                 business to the extent of such
                                 insurance, without need for Court
                                 approval, at such time as such
                                 claim becomes liquidated and
                                 proceeds of the insurance therefor
                                 become available. The Debtors shall
                                 not establish any disputed claims
                                 reserve for payment of general
                                 unsecured claims.

Unliquidated Claims              Holders of Unliquidated Claims
                                 shall not be impaired. All
                                 Unliquidated Claims, solely to the
                                 extent and on the basis set forth
                                 in a timely and validly filed proof
                                 of claim, shall be liquidated,
                                 determined and satisfied in the
                                 ordinary course of business by the
                                 Reorganized Debtors, without need
                                 for Court approval, including,
                                 where applicable, through access to
                                 available insurance. The Debtors
                                 shall not establish any disputed
                                 claims reserve for payment of
                                 Unliquidated Claims.

Existing Preferred Stock         The Existing Preferred Stock in
                                 Foamex International shall be
                                 impaired. Each share of preferred
                                 stock in Foamex International to
                                 the extent still outstanding shall
                                 be converted into 100 shares of
                                 Additional Common Stock on the
                                 Effective Date and shall receive
                                 the treatment accorded to the
                                 holders of Existing Common Stock
                                 under the First Amended Plan.

Existing Common Stock            The Existing Common Stock in Foamex
                                 International shall be impaired.

                                 Existing Common Stock in Foamex International shall remain outstanding after the Effective Date, subject to dilution as a result of the issuance, if any, of additional shares of common stock pursuant to the (a) Rights Offering, including shares issued to the Significant Equityholders under the Call Option, if exercised, (b) the Management Incentive Plan, (c) the Key Employee Retention Plan and (d) the exercise of any employee stock options outstanding on and as of the Effective Date.

                                 The Company and the Reorganized Company will use its reasonable best efforts to maintain one or more market makers for its common stock, who will facilitate trading of the common stock on the OTC Bulletin Board (the "pink sheets").

Other Common Equity Interests    The allowed other common equity
in Foamex International          interests in Foamex International,
                                 including options, warrants and
                                 rights related to the Debtor's
                                 equity interests, shall be
                                 unimpaired and shall remain
                                 outstanding after the Effective
                                 Date.

Intercompany Claims              Intercompany claims shall be unimpaired
                                 and shall be reinstated upon the
                                 Effective Date.

Other Equity Interests in        Except as otherwise provided for in the
Surviving Debtor Subsidiaries    First Amended Plan, all other equity
                                 interests in the subsidiaries of Foamex
                                 International and Foamex L.P. shall be
                                 unimpaired.

SEC REGISTRATION:                The Rights Offering shall be offered
                                 pursuant to the Offering Registration
                                 Statement, filed with the SEC, in
                                 connection with and pursuant to the
                                 First Amended Plan.

CONDITIONS TO CONFIRMATION       The First Amended Plan shall contain
& EFFECTIVE DATE:                various conditions precedent to
                                 confirmation and to the Effective Date
                                 that must be satisfied or waived, which
                                 conditions shall include and be
                                 consistent with the conditions set forth in Such conditions to the Effective Date shall the Investment Term Sheet.
                                 include, without limitation, the
                                 following:

                                 (a) the First Amended Plan shall be in form and substance consistent with the Commitment Letter, the Investment Term Sheet and this Plan Term Sheet, and shall be reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion;

                                 (b) an order confirming the First Amended
                                 Plan, in form and substance reasonably
                                 satisfactory to the Significant Equityholders in their individual reasonable discretion, shall have been entered and shall not have been stayed or modified or vacated on appeal; and

                                 (c) the Effective Date of the First Amended
                                 Plan shall have occurred on or before
                                 February 28, 2007.

BOARD REPRESENTATION:            The Significant Equityholders shall have
                                 the right to nominate four (4) members
                                 of the Reorganized Company's board of
                                 directors. In addition to the
                                 Significant Equityholders' four (4)
                                 nominees, there shall be one (1)
                                 independent director. The Reorganized
                                 Company's chief executive officer and
                                 its general counsel shall also serve on
                                 the board of directors (the "Board of
                                 Directors"); provided that if stock in
                                 the Reorganized Company is listed on a
                                 national securities exchange, the number of directors and/or composition of the Board of Directors may be revised as required under the applicable rules of the relevant stock exchange.

                                 Subject to the Reorganized Company's by-laws relating to the filling of vacancies, if any, on the Board of Directors, the members of the Board of Directors as constituted on the Effective Date will continue to serve at least until the first annual meeting of stockholders after the Effective Date, which meeting shall not take place until at least 12 months after the Effective Date.

REORGANIZED DEBTORS'             The officers of the Reorganized Company
SENIOR MANAGEMENT:               shall be substantially the same as the
                                 officers of the Debtors on the date of
                                 the Commitment Letter. Raymond E. Mabus
                                 shall be retained as the Chief Executive
                                 Officer and President of Reorganized
                                 Foamex International.

                                 The Reorganized Debtors' officers shall serve in accordance with any employment agreement with the Reorganized Debtors and applicable nonbankruptcy law, as the case may be.

MANAGEMENTINCENTIVE PLAN:        The First Amended Plan shall provide for
                                 a management incentive plan (the
                                 "Management Incentive Plan"), which
                                 shall include, among other things, an
                                 allocation of up to 10% of the fully
                                 diluted common stock outstanding on the
                                 Effective Date to be distributed as
                                 determined by the Reorganized Company's
                                 board of directors.

DEREGISTRATION:                  Foamex International and the Reorganized
                                 Company shall take all necessary steps to qualify to cease filing public reports with the SEC as soon as legally practicable following the Effective Date.

POST-EFFECTIVE DATE GOVERNANCE:  The First Amended Plan shall provide that (i) the Reorganized Debtors shall enter into such agreements and amend their corporate governance documents to the extent necessary to implement the terms and conditions of the Commitment Letter and the First Amended Plan; and (ii) on and as of the Effective Date, the Rights Agreement between Foamex International Inc. and Mellon Investor Services LLC, dated as of August 5, 2004, and amended thereafter, shall be terminated.

MINORITY SHAREHOLDER             The Amended and Restated Certificate of
PROTECTIONS:                     Incorporation of the Reorganized Company
                                 shall include provisions with respect to any "Business Combination" (as defined in the Company's current Restated
                                 Certificate of Incorporation) with or
                                 into any "Related Person" (as so
                                 defined) requiring that the
                                 consideration received by the other
                                 shareholders in connection with such
                                 Business Combination (as so defined) is
                                 at "fair value" as determined by the
                                 "unrelated director(s)" (who shall have
                                 authority, but not the obligation, to
                                 engage independent counsel and
                                 independent bankers at the Company's
                                 expense, subject to a budget which shall be reasonably acceptable to the
                                 Reorganized Company's board of
                                 directors, as a whole for purposes of
                                 such determination).

ADDITIONAL PROVISIONS:           The First Amended Plan shall contain
                                 other provisions customarily found in
                                 other similar plans of reorganization,
                                 as are reasonably acceptable to the
                                 Significant Equityholders in their
                                 individual reasonable discretion.

DEFINITIONS:

Post-Petition Interest           "Postpetition Interest" means with respect to:

                                 (a) the Senior Secured Note Claims, accrued and unpaid interest (including interest on interest that is due and owing and unpaid, compounded semi-annually on the semi-annual interest payment dates) pursuant to the Senior Secured Notes Indenture from the Petition Date through the Effective Date at the applicable contractual rate;

                                 (b) the 2005 Senior Subordinated Note Claims, accrued and unpaid interest pursuant to the 2005 Senior Subordinated Notes Indenture from the Petition Date through the Effective Date at the applicable contractual rate;

                                 (c) the 2007 Senior Subordinated Note Claims, accrued and unpaid interest (including interest on interest that is due and owing and unpaid, compounded semi-annually on the semi-annual interest payment dates) pursuant to the 2007 Senior Subordinated Notes Indenture from the Petition Date through the Effective Date at the applicable contractual rate;

                                 (d) other secured claims, interest accruing on such claims from the Petition Date through the Effective Date at the rate set forth in the contract or other applicable document giving rise to such claims (to the extent lawful) or, if the applicable instrument does not specify a rate of interest, at the federal judgment rate as provided for in 28 U.S.C. ss. 1961 as in effect on the Petition Date;

                                 (e) priority tax claims, (i) with respect to federal taxes, at a fixed annual rate equal to the federal statutory rate as provided in 26 U.S.C. ss. 6621; and (ii) with respect to state and local taxes, at the prime lending rate of interest as in effect for the period to which the priority tax claim pertains; and

                                 (f) general unsecured claims, interest,
                                 accruing from the Petition Date through the Effective Date at the federal judgment rate as provided for in 28 U.S.C. ss. 1961 as in effect on the Petition Date; provided, however, that the First Amended Plan shall provide procedures under which holders of allowed unsecured claims may seek payment of interest at an otherwise legally required rate.

                                 For the avoidance of doubt, except as
                                 required under applicable non-bankruptcy law, Post-Petition Interest will not be paid on the following allowed claims: administrative expense claims, cure claims, fee claims or Unliquidated Claims.

                                 "Unliquidated Claim" means a timely and
                                 validly filed proof of claim, disputed by the Debtors, asserting an unliquidated or contingent unsecured claim (which claim numbers shall be set forth in a schedule attached to the First Amended Plan) against one of the Debtors, solely to the extent and on the basis set forth in the proof of claim, and to the extent such claim has not been disallowed and remains unliquidated, disputed and/or contingent on and as of the Effective Date unless such claim has been disallowed by the Bankruptcy Court.

                                 "Reorganized Debtors" means, collectively, the Debtors after the Effective Date.

                                    EXHIBIT C

                              Put Option Agreement

          THIS PUT OPTION AGREEMENT (this "Agreement") is made and entered into as of the [ ] day of _________, 2006, by and between Foamex International Inc., a Delaware corporation (the "Company"), and each of the parties set forth on the signature page hereto (collectively, the "Significant Equityholders").

          WHEREAS, the Company and the Significant Equityholders have entered into an equity commitment agreement, dated October 13, 2006 (the "Commitment Agreement"), which has attached thereto as Exhibit A, the Investment Term Sheet, and as Exhibit B, the First Amended Plan Term Sheet;

          WHEREAS, the Company has filed the First Amended Plan with the Bankruptcy Court (as defined in the Investment Term Sheet) incorporating the terms and conditions of the Investment Term Sheet and the Plan Term Sheet;

          WHEREAS, as set forth in the Investment Term Sheet, the Company plans to distribute to holders of its common stock, par value $0.01 per share (the "Common Stock") and preferred stock, rights to purchase shares of Common Stock upon its emergence from chapter 11 of the United States Bankruptcy Code (the "Rights");

          WHEREAS, in connection with the consummation of the First Amended Plan, the proceeds of the Rights Offering (as defined in the Investment Term Sheet), estimated to be approximately $150.0 million (the "Rights Offering Amount"), will be used to provide funding for the Company's required payments under or in connection with the First Amended Plan;

          WHEREAS, in the event that the aggregate gross proceeds received by the Company as a result of the exercise, if any, of Rights does not raise all of the Rights Offering Amount, the funds comprising the shortfall will be raised by the Company either pursuant to (i) the Significant Equityholders' exercise of the Call Option (as defined in the Investment Term Sheet) to be provided for pursuant to the First Amended Plan, subject to the terms and conditions of the Call Option, or (ii) the Company's exercise of the Put Option (as defined below), subject to the terms and conditions thereof, as contemplated by the Investment Term Sheet and the First Amended Plan; and

          WHEREAS, each of the Significant Equityholders desires to sell to the Company pursuant to the Put Option, and the Company desires to purchase from each of the Significant Equityholders, its Pro Rata Share (as defined below) of the right to put shares of Series C Preferred Stock of the Company having the terms set forth in the term sheet attached hereto as Annex A (the "Preferred Stock"), with an aggregate purchase price and stated value equal to the difference between the Rights Offering Amount and the aggregate gross proceeds actually received by the Company as a result of the exercise, if any, of Rights (the "Put Amount").

         NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Company and each Significant Equityholder agrees, severally and not jointly, as follows:

                                    ARTICLE I
                           OPTION TO REQUIRE PURCHASE

          1.1 Grant of Option. (a) Each Significant Equityholder hereby grants to the Company an option (the "Put Option") to require such Significant Equityholder to purchase its Pro Rata Share of shares of the Preferred Stock. The aggregate purchase price and aggregate stated value of Preferred Stock to be issued pursuant to exercise of the Put Option shall be equal to the Put Amount (such shares of the Preferred Stock, the "Shares"). Such purchase shall be upon and subject to the terms, covenants and conditions set forth herein.

          (b) Upon the exercise of the Put Option by the Company, the Company agrees to sell, and each of the Significant Equityholders agrees to purchase, upon and subject to the terms, covenants and conditions set forth herein, its Pro Rata Share of the Shares.

          (c) As used herein, the "Pro Rata Share" of a Significant Equityholder shall be either (i) the percentage of the number of Rights to be received by all Significant Equityholders that are to be received by such Significant Equityholder or (ii) such other percentage as may be agreed among the Significant Equityholders, which percentage shall be communicated in writing to the Company by the Significant Equityholders in accordance with Section 4.2 hereof and be reasonably acceptable to the Company.

          1.2. Term and Exercise Period. The Company may only exercise the Put Option during the time between the expiration of the Call Option if it has not been exercised and one business day prior to the earlier of the Effective Date (as defined in the Investment Term Sheet) and February 28, 2007 (the "Exercise Period"). If the Company shall not have exercised the Put Option during the Exercise Period, the Put Option shall automatically terminate without any further action by either the Company or the Significant Equityholders, and, subject to Section 3.2(c) hereof, neither the Company nor any of the Significant Equityholders shall have any further rights, duties or obligations hereunder.

          1.3 Procedure to Exercise Option. (a) To exercise the Put Option during the Exercise Period, the Company shall deliver a written notice in accordance with Section 4.2 hereof in the form attached hereto as Annex B (an "Exercise Notice") to each Significant Equityholder, which Exercise Notice shall state that the Company is thereby exercising the Put Option and shall state that the date for the closing of the exercise of the Put Option (the "Closing Date") shall be the Effective Date.

          (b) Upon exercise of the Put Option, this Agreement shall become a contract for the sale of the Shares upon all of the terms, covenants and conditions as herein set forth, with the names to be listed on each certificate evidencing the Shares to be those set forth in Annex C hereto, as applicable, unless a Significant Equityholder shall have transmitted a notice to the Company in accordance with Section 4.2 hereof specifying different information to be used in respect of the certificates relating to it.

          (c) If the Put Option is exercised, on the Closing Date, the Company shall deliver the Shares to the Significant Equityholders against payment by the respective Significant Equityholders of the purchase price for their respective Shares by wire transfer of immediately available funds to the account designated by the Company in the Exercise Notice.


                                   ARTICLE II
                               PUT OPTION PREMIUM

          2.1 Put Option Premium. The Company will pay, by wire transfer of immediately available funds to the accounts designated by the Significant Equityholders in accordance with Section 4.2 hereof, the following amounts to the Significant Equityholders (such amounts, collectively, the "Put Option Premium"):

          (a) $2.0 million shall be paid no later than three (3) business days after the Bankruptcy Court (as defined in the Investment Term Sheet) enters an order approving the Approval Motion (as defined in the Investment Term Sheet);

          (b) $2.5 million shall be paid on the date that the Bankruptcy Court enters an order approving a Competing Transaction;

          (c) $5.5 million shall be paid upon the occurrence of any of the Termination Events set forth in subsections (g), (h), (i), (j),
               (m) or (n) of the section captioned "Termination Events" in the Investment Term Sheet; and

          (d) $7.5 million shall be paid on the Effective Date if the Commitment Letter (including the Investment Term Sheet) is not otherwise terminated earlier and remains in full force and effect.

Each payment shall be made to the respective accounts of the Significant Equityholders in the same proportion as their Pro Rata Shares.


                                   ARTICLE III
       CONDITIONS PRECEDENT TO THE SIGNIFICANT EQUITYHOLDERS' OBLIGATIONS

          3.1 Conditions to the Significant Equityholders' Obligations. (a) The Significant Equityholders' obligations hereunder are subject to satisfaction or waiver of the Put Option Conditions (as defined in the Investment Term Sheet).

          (a) The Put Option Conditions may be waived or modified only upon the written consent of each of the Significant Equityholders and the Company; provided, however, that if one or more of the Significant Equityholders (each a "Waiving Significant Equityholder") so consent in writing, then this Agreement shall continue to be in full force and effect as between the Company and each Waiving Significant Equityholder; provided further such consent shall state that the Waiving Significant Equityholders assume the funding obligation of each Significant Equityholder that is not a Waiving Significant Equityholder such that the total amount of proceeds generated from the exercise of the Put Option or the Call Option, as applicable, shall be equal to the Rights Offering Amount less the amount of proceeds generated by the exercise of Rights under the Rights Offering.

          3.2 Termination. (a) This Agreement shall terminate automatically without any act of any Significant Equityholders upon the occurrence of any of the Termination Events (as defined in the Rights Offering Term Sheet).

          (b) The Termination Events are intended solely for the benefit of the Significant Equityholders, and can be waived or modified only upon the consent of each of the Significant Equityholders, provided, however, that if one or more of the Significant Equityholders shall agree in writing to be a Waiving Significant Equityholder with respect to such Termination Event then this Agreement shall continue to be in full force and effect as between the Company and each Waiving Significant Equityholder; provided further such consent shall state that the Waiving Significant Equityholders assume the funding obligation of each Significant Equityholder that is not a Waiving Significant Equityholder such that the total amount of proceeds generated from the exercise of the Put Option or the Call Option, as applicable, shall be equal to the Rights Offering Amount less the amount of proceeds generated by the exercise of Rights under the Rights Offering.

          (c) Notwithstanding any other provision of this Agreement to the contrary, each Significant Equityholder shall be entitled to retain or receive any portion of the Put Option Premium (provided such Significant Equityholder is not otherwise in breach of any of its material obligations under the Commitment Letter) paid or payable as of the date of termination, unless such Termination Event is caused by such Significant Equityholder.

          (d) Notwithstanding any other provision of this Agreement to the contrary, upon the Significant Equityholders' exercise of the Call Option and purchase of Additional Common Stock pursuant to the Call Option, this Agreement shall terminate automatically, and any exercise of the Put Option shall be cancelled automatically, without any further action by either the Company or any Significant Equityholder, and, subject to Section 3.2(c) hereof, neither the Company nor any of the Significant Equityholders shall have any further rights, duties or obligations hereunder, including, for the avoidance of doubt, any obligation on the part of the Company to issue, or the Significant Equityholders to acquire, New Preferred Stock.

                                   ARTICLE IV
                                  MISCELLANEOUS

          4.1 Captions. The captions, headings and arrangements used in this Agreement are for convenience only and do not in any way affect, limit, amplify or modify the terms and provisions hereof.

          4.2 Notices. Any notice, request, demand, instruction or other document to be given or served hereunder or under any document or instrument executed pursuant thereto shall be in writing and shall be delivered personally by a receipt requested therefor, by electronic mail (with a return receipt obtained), by facsimile transmission (with a delivery confirmation obtained) or sent by a recognized overnight courier service or by the United States registered or certified mail, return receipt requested, postage prepaid and addressed to the parties at their respective addresses set forth below, and the same shall be effective (a) upon receipt or refusal if delivered personally or by facsimile transmission; (b) one (1) business day after depositing with such an overnight courier service or (c) two (2) business days after deposit in the mails if mailed. A party may change its address for receipt of notices by service of a notice of change in accordance herewith. All notices by facsimile transmission shall be subsequently confirmed by U.S. certified or registered mail.

If to each Significant Equityholder:    [D. E. Shaw & Co., L.P. ]
                                        120 West 45th Street, 39th Floor
                                        New York, New York 10036
                                        Attention:  Seth Charnow
                                        Facsimile No.: _______________
                                        Telephone No.:______________
                                        E-mail:  ____________________

                                        [Goldman, Sachs & Co.]
                                        One New York Plaza, 50th Floor
                                        New York, NY 10004
                                        Attention:  Richard Katz
                                        Facsimile No.: _______________
                                        Telephone No.:______________
                                        E-mail:  ____________________

                                        [Par IV Master Fund, Ltd.]
                                        50 Tice Blvd.  3rd Floor
                                        Woodcliff Lake, NJ 07677
                                        Attention:  Robert B. Burke
                                        Facsimile No.: _______________
                                        Telephone No.:______________
                                        E-mail:  ____________________

                                        [Sunrise Partners Limited Partnership]
                                        Two American Lane
                                        Greenwich, CT 06836-2571
                                        Attention:  Doug Ambrose
                                        Facsimile No.: _______________
                                        Telephone No.:______________
                                        E-mail:  ____________________

                                        [Sigma Capital Management, LLC]
                                        540 Madison Avenue
                                        New York, NY 10022
                                        Attention:  John Reilly
                                        Facsimile No.: _______________
                                        Telephone No.:______________
                                        E-mail:  ____________________

With a copy to:                         _____________________
                                        Attention:  _____________________
                                        Facsimile No.:  __________________
                                        Telephone No.:  _________________
                                        E-mail:  ____________________

If to the Company:                      Foamex International Inc.
                                        1000 Columbia Avenue
                                        Linwood, Pennsylvania  19061
                                        Attention:  Gregory Christian,
                                           Executive Vice President
                                        Facsimile No.:   (610) 859-2948
                                        Telephone No.:  (610) 859-3000
                                        E-mail:  ____________________

With a copy to:                         Paul, Weiss, Rifkind, Wharton &
                                            Garrison LLP
                                        1285 Avenue of the Americas
                                        New York, New York  10019
                                        Attention:  Judith R. Thoyer, Esq.
                                        Facsimile No.:   (212) 492-0002
                                        Telephone No.:  (212) 373-3002
                                        E-mail:  jthoyer@paulweiss.com

          4.4 GOVERNING LAW. THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ITS CONFLICT OF LAW PRINCIPLES, SHALL GOVERN THE INTERPRETATION OF THIS AGREEMENT.

          4.5 Entirety and Amendments. This Agreement embodies the entire agreement between the parties and supersedes all prior agreements and understandings, if any, relating to the transactions contemplated herein, and may be amended or supplemented only by an instrument in writing executed by the party against whom enforcement is sought.

          4.6 Multiple Counterparts. This Agreement may be executed in counterparts, each of which shall be an original but all of which together shall constitute one agreement, binding on all of the parties hereto notwithstanding that all of the parties hereto are not signatories to the same counterpart. For purposes of this Agreement, each of the parties hereto agrees that a facsimile copy of the signature of the person executing this Agreement on either party's behalf shall be effective as an original signature and legally binding and effective as an execution counterpart hereof.

          4.7 Parties Bound. The Company shall not have the right to assign this Agreement, without the prior written consent of the Significant Equityholders. None of the Significant Equityholders shall have the right to assign this Agreement without the prior written consent of the Company, except the Significant Equityholders may assign this agreement to such designees as may be reasonably acceptable to the Company. This Agreement will be binding upon and inure to the benefit of the Company and the Significant Equityholders and their respective successors (including, with respect to the Company, the Reorganized Company (as defined in the Investment Term Sheet)) and permitted assigns, and no other party will be conferred any rights by virtue of this Agreement or be entitled to enforce any of the provisions hereof.

          4.8 Further Acts. In addition to the acts and deeds recited herein and contemplated to be performed, executed and/or delivered by the Company and the Significant Equityholders, the Company and the Significant Equityholders agree to perform, execute and/or deliver or cause to be performed, executed and/or delivered at the Closing or after the Closing any and all such further acts, deeds and assurances as may be necessary to consummate the transactions contemplated hereby.

          4.9 Business Days. All references to "business days" contained herein are references to days on which banks are not required or authorized to close in New York City.

                  [Remainder of page intentionally left blank]

          IN WITNESS WHEREOF, the parties hereto have executed this Put Option Agreement as of the date first above written.

                                        COMPANY:

                                        FOAMEX INTERNATIONAL INC.


                                        By:
                                           -------------------------------------
                                              Name:
                                              Title:
SIGNIFICANT EQUITYHOLDERS:

D.E. SHAW LAMINAR PORTFOLIOS, L.L.C.


By:
   -------------------------------------
      Name:
      Title:


PAR IV MASTER FUND, LTD.


By:
   -------------------------------------
      Name:
      Title:


SUNRISE PARTNERS LIMITED PARTNERSHIP


By:
   -------------------------------------
      Name:
      Title:


SIGMA CAPITAL ASSOCIATES, LLC


By:
   -------------------------------------
      Name:
      Title:


GOLDMAN, SACHS & CO.


By:
   -------------------------------------
      Name:
      Title:

                                     ANNEX A

                       SERIES C PREFERRED STOCK TERM SHEET

          The following sets forth the terms of the Preferred Stock; terms not defined herein shall have the meanings ascribed to them in the Put Option
Agreement:


Terms of the Investment

 The Company                     The Reorganized Company (the "Company").

 Significant Equityholders       D.E. Shaw Laminar Portfolios, L.L.C., Par IV
                                 Master Fund Ltd., Sunrise Partners Limited
                                 Partnership, Sigma Capital Associates, LLC and Goldman, Sachs & Co., or their respective designees that are reasonably acceptable to the Company.

 Price Per Share                 The price per share will be the Put Amount
                                 divided by the aggregate number of Preferred
                                 Shares to be issued (the "Purchase Price").
 Preferred Shares Designation    Series C Preferred Stock (the "Preferred
                                 Shares").

 Ranking The Preferred Shares will rank senior to all equity capital of the Company, whether now or hereafter outstanding.

 Dividends                       The holders of Preferred Shares will be
                                 entitled to receive, when, as and if declared by the Board of Directors, as described below, quarterly dividends in respect of each Preferred Share equal to the rate per annum of __%(1) (the "Dividend Rate") of the
                                 Liquidation Preference (as defined below).
                                 Dividends on Preferred Shares will be
                                 cumulative from the date of issuance and accrued and unpaid dividends will compound quarterly.

 Liquidation Preference          Upon a liquidation (but excluding mergers or
                                 similar transactions) with respect to the Company, the holders of Preferred Shares will be entitled to receive, in cash, in preference to payment on Junior Securities, an amount with respect to each Preferred
                                 Share equal to the sum of (i) the Purchase
                                 Price (as appropriately adjusted for stock splits, recapitalizations and similar events) plus (ii) all accrued and unpaid dividends
                                 (as appropriately adjusted for stock splits, recapitalizations and similar events, the
                                 "Liquidation Preference").

 Redemption at the Option of     Subject to compliance with the Company's
 the Company                     debt, the Preferred Shares will be redeemable
                                 at the option of the Company, in whole or in part, at the redemption prices set forth below (expressed as percentages of the Dividend Rate), if redeemed during the twelve-month period beginning on the dates indicated below:

                                 Anniversary
                                 ----------------------------------------------
                                   of Issuance
                                   Fourth                        100 % + (50%
                                   of Dividend Rate)
                                   Fifth                         100 % + (33%
                                   of Dividend Rate)
                                   Sixth                         100 % + (16%
                                   of Dividend Rate)
                                   Seventh and thereafter        100%

                                 Redeemed Preferred Shares will be cancelled and will cease to be outstanding.

 Mandatory Redemption            None.

 Change of Control               Upon a Change of Control (to be defined),
                                 each holder of Preferred Shares shall have the right to require the Company to purchase each outstanding share of its Preferred Stock at a price equal to 101% of the Liquidation
                                 Preference thereof on the date of such
                                 purchase; provided that the Company shall not so repurchase such shares if prohibited by any provision of any of the Company's debt.
                                 Failure to repurchase shares will result in a Voting Rights Triggering Event.

 Voting Rights                   None, unless a Voting Rights Triggering Event
                                 exists.

 Voting Rights Triggering Event  Failure to comply with any covenant contained in any instrument governing the Preferred
                                 Shares or any agreement pursuant to which the Preferred Shares was issued (including the certificate of designation and the Definitive Documents) shall result in the holders of a majority of the outstanding Preferred Shares being entitled to elect 2 directors to the Board of Directors. In order to effectuate the foregoing, at the request of the holders of a majority of the outstanding Preferred Shares, the size of the Board of Directors will be increased by 2 and the Company and the Board of Directors shall take such other actions to cause such election to occur.
                                 Upon the Company coming into compliance with all such covenants, the size of t he Board of Directors shall be decreased by 2 and the directors elected pursuant to this clause shall cease to be directors. For the avoidance of doubt, (i) the total number of directors who may be elected pursuant to this provision and in office at any time shall not exceed 2 and (ii) the voting right described in this paragraph shall be the sole remedy for breaches of any covenant in any instrument governing the Preferred Shares or any agreement pursuant to which the Preferred Shares was issued (including the certificate of designation and the Definitive Documents).

 Registration Rights             None.

 Holder Approval                 Without the consent or affirmative vote of
                                 the holders of at least 67% of the
                                 outstanding Preferred Shares voting
                                 separately as a class, the Company shall not
                                 (a) authorize, create or issue or increase the authorized amount of any (i) equity securities of the Company ranking senior or pari passu to the Preferred Shares or (ii) any class or series of capital stock or any security convertible or exercisable for any class or series of capital stock that is redeemable mandatorily or at the option of the holder thereof; (b) amend, alter or repeal any provision of the certificate of incorporation or bylaws of the Company if such amendment or alteration alters or changes the powers, preferences or rights of the Preferred Shares so as to affect them adversely; (c) declare, pay or set aside for payment, any dividend on any Junior
                                 Securities (as defined below) without the prior consent of the holders of the Preferred
                                 Shares or redeem, repurchase or otherwise acquire any Junior Securities (other than the repurchase of common stock held by employees, officers or directors of the Company or any of its subsidiaries in accordance with arrangements approved by the Board of Directors up to an amount to be agreed); or
                                 (d) authorize or take any other action if such action alters or changes any of the rights of the Preferred Shares in any respect or otherwise would be inconsistent with the certificate of designation for the Preferred
                                 Shares.

 Junior Securities               "Junior Securities" shall mean the Series A
                                 Preferred Stock of the Company, if issued at a future date, and the common stock of the Company and any other securities ranking junior to the Preferred Shares or securities convertible into, or exchangeable for, any such securities.


(1) To be determined according to the following formula: LIBOR Swap as of the "Effective Date," as defined in Exhibit A to the Equity Commitment Agreement + 2nd Lien Spread + 200bps. "LIBOR Swap" shall be equal to the rate on the seven-year interest rate swap quoted [10] business days prior to the Effective Date by three nationally recognized fixed income derivative broker-dealers acceptable to the Company for 3-month LIBOR. "2nd Lien Spread" means the interest margin for the second lien term loan that is part of the Exit Facility (as defined in the Plan Term Sheet).

                                     ANNEX B

                             FORM OF EXERCISE NOTICE

                                      (i)

                       Form of Put Option Exercise Notice

                                                                [Date]

TO:

D.E. Shaw Laminar Portfolios, L.L.C.
[-----------]

Par IV Master Fund, Ltd.
[-----------]

Sunrise Partners Limited Partnership
[-----------]

Sigma Capital Associates, LLC
[-----------]

Goldman, Sachs & Co.
[-----------]

          Reference is made to the Put Option Agreement, dated as of _____, 2006 (the "Put Option Agreement"), by and among the aforementioned parties (collectively, the "Significant Equityholders") and Foamex International Inc. (the "Company"). Capitalized terms used but not otherwise defined herein have the meanings specified in the Put Option Agreement.

          The Company hereby notifies the Significant Equityholders that it is exercising the Put Option with respect to the New Preferred Stock pursuant to
Section 1.3 of the Put Option Agreement. The Closing Date shall be the Effective Date.

          Payment of the purchase price for the Shares shall be made to the following account: [account details].



                                Very truly yours,

                                 FOAMEX INTERNATIONAL INC.

                                 By:
                                     -------------------------------
                                     Name:
                                     Title:

                                     ANNEX C

                    DETAILS FOR PREFERRED SHARE CERTIFICATES

[D.E. Shaw Laminar Portfolios, L.L.C.]

[Par IV Master Fund, Ltd.]

[Sunrise Partners Limited Partnership]

[Sigma Capital Associates, LLC]

[Goldman, Sachs & Co.]

                                   SCHEDULE A

               Financial Statements for Year Ended January 1, 2006

                                   SCHEDULE B

             Financial Statements for Six Months Ended July 2, 2006

                                   SCHEDULE C

                               Litigation Schedule

                                   SCHEDULE D

                             Environmental Schedule

                                                                EXHIBIT C


                                LETTER AGREEMENT

     AGREEMENT dated as of October 13, 2006 among D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Associates, LLC, Par IV Master Fund, Ltd. and Sunrise Partners Limited Partnership, each in its capacity as member of an informal ad hoc committee of certain holders of equity securities (the "Ad Hoc Members") in Foamex -------------- International Inc. (the "Company"), and Goldman, Sachs & Co., in its capacity as an observer on such committee ------- (together with the Ad Hoc Committee Members, the "Significant Equityholders").
-------------------------

     In respect of Equity Commitment Agreement among the Significant Equityholders and the Company on the date hereof, the Put Option Agreement among the Significant Equityholders and the Company on the date hereof (the "Put Option Agreement") and the call option agreement to be executed under the Company's first amended plan of reorganization as contemplated by the Equity Commitment Agreement (the "Call Option Agreement"), each of the Significant Equityholders hereby agrees that the rights and obligations in connection with the Equity Commitment Agreement (including, without limitation, with respect to the Put Option and the Call Option) shall be apportioned among the Significant Equityholders in the following manner:

     D. E. Shaw Laminar Portfolios, L.L.C.........................   41.4%
     Goldman, Sachs & Co..........................................   35.2%
     Sigma Capital Associates, LLC................................   16.6%
     Par IV Master Fund, Ltd......................................   3.4%
     Sunrise Partners Limited Partnership.........................    3.4%
     Total........................................................  100.0%

     Nothing herein shall amend or be deemed to amend any provision of the Put Option Agreement or the Call Option Agreement or render or be deemed to render any such provision inoperative other than with respect to the apportionment of the rights and obligations under such agreements among the Significant Equityholders.

     This Agreement will be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflict of laws provisions thereof.

Signed on behalf of:

     D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.

     By:   /s/ Daniel Posner
           ------------------------------
           Name: /s/ Daniel Posner
           Title:   Authorized Signatory

     GOLDMAN, SACHS & CO.

     By:   /s/ Richard Katz
           ------------------------------
           Name: /s/ Richard Katz
           Title:   Managing Director

     SIGMA CAPITAL ASSOCIATES, LLC

     By:   Sigma Capital Management, LLC
           /s/ Peter A. Nussbaum
           ------------------------------
           Name: /s/ Peter A. Nussbaum
           Title:   Authorized Signatory

     PAR IV MASTER FUND, LTD.

     By:   /s/ Robert B. Burke
           ------------------------------
           Name: /s/ Robert B. Burke
           Title:   Director

     SUNRISE PARTNERS LIMITED PARTNERSHIP

     By:   /s/ Michael J. Berner
           ------------------------------
           Name: /s/ Michael J. Berner
           Title:   Vice President

                                                                EXHIBIT D

                                                            EXECUTION COPY


                             PLAN SUPPORT AGREEMENT
                             ----------------------

     This Plan Statement Support Agreement is made and entered into as of November 27, 2006 by and among (i) Foamex International Inc. ("Foamex International") and certain of Foamex International's subsidiaries and affiliates, each of which is a debtor and debtor in possession in a chapter 11 case pending before the United States Bankruptcy Court for the District of Delaware (collectively, the "Foamex Group"), (ii) the holders of the Senior Secured Notes (as defined below) identified on the signature pages hereto (collectively, the "Supporting Secured Noteholders"), (iii) U.S. Bank National Association, solely in its capacity as the Senior Secured Notes Indenture Trustee (as defined below), (iv) D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Associates, LLC, Par IV Master Fund, Ltd., Sunrise Partners Limited Partnership and Goldman, Sachs & Co. (each solely in its capacity as a holder of Senior Secured Notes, as described in Recital C, hereof, and not in its capacity as a Significant Equityholder under the Equity Commitment Agreement or the Foamex Plan (each as defined below; collectively, the "Significant Equityholders"), and (v) the Ad Hoc Committee of holders of Senior Secured Notes (the "Ad Hoc Committee"). Each of Foamex Group, each Supporting Secured Noteholder, each Significant Equityholder, the Senior Secured Notes Indenture Trustee and the Ad Hoc Committee is referred to herein individually as a "Party," and collectively, as the "Parties." As used herein, the phrases "this Agreement", "hereto", "hereunder" and phrases of like import shall mean this Plan Support Agreement.

                                    RECITALS
                                    --------

WHEREAS:

     A. Foamex L.P. and Foamex Capital Corporation are the issuers of 10.75% Senior Secured Notes due 2009 (collectively, the "Senior Secured Notes") pursuant to the terms of that certain Indenture, dated as of March 2, 2002 (the "Senior Secured Notes Indenture") by and among Foamex L.P., Foamex Capital Corporation, the Guarantors (as defined therein) and U.S. Bank National Association, as indenture trustee (the "Senior Secured Notes Indenture Trustee");

     B. The Ad Hoc Committee represents the interests of holders of the Senior Secured Notes that own or have investment management responsibility for accounts that own approximately $145,000,000 in principal amount of Senior Secured Notes. The Supporting Secured Noteholders initially executing this Agreement own or have investment management responsibility for accounts that own approximately $75,000,000 in principal amount of Senior Secured Notes;

     C. The Significant Equityholders collectively own or have investment responsibility for accounts that own (i) 100% of the issued and outstanding preferred stock of Foamex International, and (ii) approximately 53% of the issued and outstanding common stock of Foamex International. In addition, certain of the Significant Equityholders own or have investment responsibility for accounts that own approximately $110,000,000 in principal amount of the Senior Secured Notes.

     D. Each Foamex Group member is in the process of restructuring its financial obligations through the prosecution of jointly administered chapter 11 cases (collectively, the "Chapter 11 Cases") in the Bankruptcy Court for the District of Delaware ("Bankruptcy Court");

     E. Disputes have arisen between the Foamex Group, on the one hand, and the Senior Secured Notes Indenture Trustee and the Ad Hoc Committee, on the other hand, pursuant to which, among other things, the Foamex Group has disputed (i) the aggregate amount of the Senior Secured Note claims as of September 19, 2005,
(ii) the rate at which interest on such claims should accrue and be paid during the pendency of the Chapter 11 Cases, and (iii) the Senior Secured Noteholders' alleged entitlement to be paid a prepayment premium or, alternatively, a change of control premium, pursuant to the terms of the Senior Secured Notes Indenture (the "Senior Secured Notes Disputes").

     F. The Parties have negotiated and agreed upon the principal terms of a consensual plan of reorganization for the Foamex Group, which plan of reorganization incorporates a settlement of the Senior Secured Notes Disputes (the "Senior Secured Notes Disputes Settlement"). Pursuant to the Senior Secured Notes Disputes Settlement, assuming the Class of Senior Secured Notes votes to accept the Foamex Plan (as defined below) (a) the Senior Secured Note Base Claim(1) plus Post-Petition Interest shall be Allowed, (b) the Senior Secured Note Premium Claim shall be Allowed in the amount of $7,500,000; and (c) the Debtors shall dismiss with prejudice the Senior Secured Note Premium Claim Litigation.

--------------
(1) Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Foamex Plan.


     G. On November 27, 2006, the Foamex Group filed with the Bankruptcy Court that certain Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (such plan, together with all plan-related documents, agreements, supplements and instruments reasonably acceptable to each of the Parties, the "Foamex Plan"). In addition, on November 27, 2006 the Foamex Group filed, and the Bankruptcy Court approved, that certain Second Amended Disclosure Statement for Debtors' Second Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Foamex Disclosure Statement").

     H. Pursuant to the terms of this Agreement, the Parties have agreed to support and, with respect to the Supporting Secured Noteholders and Significant Equityholders, vote to accept (subject to the terms and conditions of this Agreement and the receipt of the Foamex Disclosure Statement), to the extent legally permissible, confirmation of the Foamex Plan;

     I. In expressing such support and commitment, the Parties do not desire and do not intend in any way to derogate from or diminish the solicitation requirements of applicable securities and bankruptcy law, or the fiduciary duties of the Foamex Group or any other Party having such duties.

                                    AGREEMENT
                                    ---------

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

     1. Defined Terms. All capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Foamex Plan.

     2. Foamex Group's Support. The Parties believe that prompt consummation of the Foamex Plan will best facilitate the Foamex Group's business and financial restructuring and resolve the Senior Secured Notes Disputes, and is in the best interests of the Foamex Group's creditors, shareholders and other parties in interest. Accordingly, the Foamex Group hereby expresses its intention to seek approval of the Foamex Plan. Without limiting the foregoing, for so long as this Agreement remains in effect, and subject to each of the Supporting Secured Noteholders, Significant Equityholders and the Ad Hoc Committee fulfilling its respective obligations as contemplated herein, the Foamex Group agrees:

          a. to use its best efforts to solicit the requisite votes in favor of, and to obtain confirmation by the Bankruptcy Court of, the Foamex Plan;

          b. to take such actions as may be necessary or appropriate to obtain approval of the Senior Secured Notes Disputes Settlement (including, without limitation, seeking approval thereof pursuant to Bankruptcy Rule 9019, which approval may be obtained in connection with confirmation of the Foamex Plan);

          c. not to pursue, propose or support, or encourage the pursuit, proposal or support of, any plan of reorganization for any member of the Foamex Group that is inconsistent with the Foamex Plan; and

          d. to otherwise use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Foamex Plan (including the Senior Secured Notes Disputes Settlement)) at the earliest practicable date;

in all events expressly subject to the exercise (after consultation with outside legal counsel and with prior notice to counsel to the Ad Hoc Committee and the Significant Equityholders) by each member of the Foamex Group of its fiduciary duties as a debtor and debtor in possession in the Chapter 11 Cases.

     3. Agreement to Support the Foamex Plan

          a. For so long as this Agreement remains in effect, and subject to the Parties hereto fulfilling their respective obligations as provided herein, each Supporting Secured Noteholder agrees to (i) support confirmation of the Foamex Plan (including the Senior Secured Notes Disputes Settlement) ; (ii) timely vote any and all Claims (as defined in the Foamex Plan) held by such Senior Secured Noteholder to accept the Foamex Plan (including the Senior Secured Notes Disputes Settlement), (iii) not pursue, propose, support, or encourage the pursuit, proposal or support of, any chapter 11 plan or other restructuring or reorganization for, or the liquidation of, any member of the Foamex Group (directly or indirectly) that is inconsistent with the Foamex Plan (including the Senior Secured Notes Disputes Settlement); (iv) not, nor encourage any other person or entity to, delay, impede, appeal or take any other negative action, directly or indirectly, to interfere with, the acceptance or implementation of the Foamex Plan (including the Senior Secured Notes Disputes Settlement); (v) not commence any proceeding or prosecute, join in, or otherwise support any objection to oppose or object to the Foamex Plan (including the Senior Secured Notes Disputes Settlement); (vi) support any motion filed by, or any request made by, the Foamex Group with the Bankruptcy Court pursuant to Bankruptcy Rule 9019 seeking approval of the Senior Secured Notes Disputes Settlement, and (vii) support any motion filed by the Foamex Group pursuant to section 1121 of the Bankruptcy Code seeking to extend the period during which only the Foamex Group may solicit acceptances for the Foamex Plan.

          b. For so long as this Agreement remains in effect, and subject to the Parties hereto fulfilling their respective obligations as provided herein, and subject to the obligations of the Significant Equityholders under the Equity Commitment Agreement (as defined below) not having been terminated, each Significant Equityholder agrees to (i) support approval of the Senior Secured Notes Disputes Settlement; (ii) timely vote any and all Claims held by such Significant Equityholder to accept the Foamex Plan; and (iii) not, nor encourage any other person or entity to, delay, impede, appeal or take any other negative action, directly or indirectly, to interfere with, the acceptance or implementation of the Senior Secured Notes Disputes Settlement.

          c. For so long as this Agreement remains in effect, and subject to the Parties hereto fulfilling their respective obligations as provided herein, the Ad Hoc Committee and the Senior Secured Notes Indenture Trustee each agrees to
(i) support confirmation of the Foamex Plan (including the Senior Secured Notes Disputes Settlement); (ii) not pursue, propose, support, or encourage the pursuit, proposal or support of, any chapter 11 plan or other restructuring or reorganization for, or the liquidation of, any member of the Foamex Group (directly or indirectly) that is inconsistent with the Foamex Plan (including the Senior Secured Notes Disputes Settlement); (iii) not, nor encourage any other person or entity to, delay, impede, oppose, object to, appeal or take any other negative action, directly or indirectly, to interfere with, the acceptance or implementation of the Foamex Plan (including the Senior Secured Notes Disputes Settlement); (iv) not commence any proceeding or prosecute, join in, or otherwise support any objection to oppose or object to the Foamex Plan (including the Senior Secured Notes Disputes Settlement);(v) support any motion filed by, or any request made by, the Foamex Group with the Bankruptcy Court pursuant to Bankruptcy Rule 9019 seeking approval of the Senior Secured Notes Disputes Settlement, (vi) support any motion filed by the Foamex Group pursuant to section 1121 of the Bankruptcy Code seeking to extend the period during which only the Foamex Group may solicit acceptances for the Foamex Plan; and (vii) execute a letter addressed to the holders of Senior Secured Notes in support of the Foamex Plan and the Senior Secured Notes Disputes Settlement, which letter shall be reasonably acceptable to the Parties hereto and shall be circulated by the Debtors with the Foamex Disclosure Statement as part of theDebtors' solicitation package.

     4. Acknowledgement.

          a. While the Parties agree herein to support approval of the Foamex Plan, this Agreement is not and shall not be deemed to be a solicitation for consent to the Foamex Plan in contravention of section 1125(b) of the Bankruptcy Code. Notwithstanding anything to the contrary contained herein, any obligation to vote in favor of the Foamex Plan as set forth above is expressly conditioned on the receipt of the Foamex Plan and a copy of the Foamex Disclosure Statement which shall have previously been approved by the Bankruptcy Court, after notice and a hearing, as containing adequate information as required by Section 1125 of the Bankruptcy Code.

          b. Each Party further acknowledges that no securities of any Debtor are being offered or sold hereby and that this Agreement neither constitutes an offer to sell nor a solicitation of an offer to buy any securities of any Debtor.

     5. Limitations on Transfer of Senior Secured Notes.

          a. Each Supporting Secured Noteholder shall not (i) sell, transfer, assign, pledge, grant a participation interest in or otherwise dispose, directly or indirectly, of its right, title or interest in respect of the Senior Secured Notes (to the extent held by it on the date hereof), in whole or in part, or any interest therein, or (ii) grant any proxies, deposit any of its Senior Secured Notes (to the extent held by it on the date hereof) into a voting trust, or enter into a voting agreement with respect to any of such Senior Secured Notes, unless the transferee agrees in writing at the time of such transfer to be bound by this Agreement in its entirety without revision, and the transferor, within three business days, provides written notice of such transfer to Foamex International, together with a copy of the written agreement of the transferee to be bound by this Agreement in its entirety without revision. Upon compliance with the foregoing, (x) the transferee shall be deemed to constitute a Supporting Secured Noteholder solely to the extent of such transferred rights and obligations, and (y) the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations. No Supporting Secured Noteholder may create any subsidiary or affiliate for the sole purpose of acquiring any Senior Secured Notes or any other claims against or interests in any member of the Foamex Group without first causing such subsidiary or affiliate to become a party hereto.

          b. Each Significant Equityholder shall not (i) sell, transfer, assign, pledge, grant a participation interest in or otherwise dispose, directly or indirectly, of its right, title or interest in respect of the Senior Secured Notes (to the extent held by it on the date hereof), in whole or in part, or any interest therein, or (ii) grant any proxies, deposit any of its Senior Secured Notes (to the extent held by it on the date hereof) into a voting trust, or enter into a voting agreement with respect to any of such Senior Secured Notes, unless the transferee agrees in writing at the time of such transfer to be bound by this Agreement in its entirety without revisions, and the transferor, within three business days, provides written notice of such transfer to Foamex International, together with a copy of the written agreement of the transferee to be bound by this Agreement in its entirety without revision. Upon compliance with the foregoing, (x) the transferee shall be deemed to constitute a Significant Equityholder solely to the extent of such transferred rights and obligations, and (y) the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations. No Significant Equityholder may create any subsidiary or affiliate for the sole purpose of acquiring any Senior Secured Notes or any other claims against any member of the Foamex Group without first causing such subsidiary or affiliate to become a party hereto

     6. Further Acquisition of Senior Secured Notes. This Agreement shall in no way be construed to preclude any Supporting Secured Noteholder or any Significant Equityholder from acquiring additional Senior Secured Notes or other claims against any member of the Foamex Group. Any such additional Senior Secured Notes or claims so acquired shall be automatically subject to the terms of this Agreement.

     7. Condition to each Party's Obligations. Each Party's obligations under this Agreement are subject to the prior execution of this Agreement by the following persons:

          a. each member of the Foamex Group;

          b. each Significant Equityholder;

          c. each Supporting Secured Noteholder;

          d. the Ad Hoc Committee (by its counsel), and

          e. the Senior Secured Notes Indenture Trustee.

     In no event shall this Agreement be effective with respect to any Party until the conditions set forth in this Section 7 are satisfied.

     8. Termination Events. This Agreement may terminate upon the occurrence of any of the following events (each, a "Termination Event"):

          a. any member of the Foamex Group has breached any of its material obligations under this Agreement, has failed to diligently prosecute the confirmation of the Foamex Plan or has announced its intention to pursue a chapter 11 plan that differs materially from the Foamex Plan;

          b. any Party (other than a member of the Foamex Group) shall have breached any of its material obligations under this Agreement;

          c. any of the Chapter 11 Cases shall have been dismissed or converted to a case under chapter 7 of the Bankruptcy Code, or an interim or permanent trustee shall be appointed in any of the Chapter 11 Cases, or a responsible officer or an examiner with powers beyond the duty to investigate and report (as set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code) shall be appointed in any of the Chapter 11 Cases;

          d. any court (including the Bankruptcy Court) shall declare, in a Final Order, this Agreement to be unenforceable;

          e. entry of an order by the Bankruptcy Court denying confirmation of the Foamex Plan; or

          f. if the effective date of the Foamex Plan shall not have occurred by February 28, 2007.

     9. Termination of this Agreement.

          a. Upon the occurrence of any of the Termination Events described in paragraphs 8(c), (d) or (e) herein, this Agreement shall terminate automatically and without further notice or action by any Party.

          b. Upon the occurrence of any other Termination Event set forth herein, this Agreement shall terminate only upon written notice to the breaching Party from each of the non-breaching Parties and a failure by the breaching Party to remedy such breach within three (3) business days, provided however, that the right to terminate hereunder shall not preclude any non-breaching Party from seeking specific performance or any other remedy available under applicable law for breach of this Agreement.

          c. Specific Performance; Damages. This Agreement, including without limitation the Parties' agreement herein to support confirmation of the Foamex Plan, is intended as a binding commitment enforceable in accordance with its terms. Each Party acknowledges and agrees that the exact nature and extent of damages resulting from a breach of this Agreement are uncertain at the time of entering into this Agreement and that breach of this Agreement would result in damages that would be difficult to determine with certainty. It is understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement and that the Parties shall each be entitled to specific performance and injunctive relief as remedies for any such breach, and further agree to waive, and to use their best efforts to cause each of their representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy. Such remedies shall not be deemed to be the exclusive remedies for the breach of this Agreement by any Party or its representatives, but shall be in addition to all other remedies available at law or in equity. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines that any Party or any of its representatives have breached this Agreement, such breaching Party shall be liable and pay to the non-breaching Parties the reasonable legal fees incurred by such non-breaching Parties in connection with such litigation, including any appeal therefrom.

     10. Effect of Termination. Upon termination of this Agreement, all obligations hereunder shall terminate and shall be of no further force and effect; provided, however, that any claim for breach of this Agreement shall survive termination and all rights and remedies with respect to such claims shall not be prejudiced in any way; but provided further, that the breach of this Agreement by one or more Parties shall not create any rights or remedies against any non-breaching Party unless such non-breaching Party has participated in or aided and abetted the breach by the breaching Party or Parties. Except as set forth above in this paragraph 10, upon such termination, any obligations of the non-breaching Parties set forth in this Agreement shall be null and void ab initio and all claims, causes of action, remedies, defenses, setoffs, rights or other benefits of such non-breaching Parties shall be fully preserved without any estoppel, evidentiary or other effect of any kind or nature whatsoever.

     11. Representations and Warranties. Each member of the Foamex Group, each Supporting Secured Noteholder, each Significant Equityholder, the Ad Hoc Committee and the Senior Secured Notes Indenture Trustee represents and warrants to each other Party, severally but not jointly, that the following statements are true, correct and complete as of the date hereof:

          a. Corporate Power and Authority. It is duly organized, validly existing, and in good standing under the laws of the state of its organization, and has all requisite corporate, partnership or other power and authority to enter into this Agreement and to carry out the transactions contemplated by, and to perform its respective obligations under, this Agreement.

          b. Authorization. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate, partnership or other action on its part.

          c. Binding Obligation. This Agreement has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable in accordance with the terms hereof.

          d. No Conflicts. The execution, delivery and performance by it (when such performance is due) of this Agreement do not and shall not (i) violate any provision of law, rule or regulation applicable to it or any of its subsidiaries or its certificate of incorporation or bylaws or other organizational documents or those of any of its subsidiaries or (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or any of its subsidiaries is a party.

     12. Additional Representations of Supporting Secured Noteholders and Significant Equityholders.

          a. Each Supporting Secured Noteholder represents that, as of the date hereof, it owns or has investment management responsibility for accounts that own Senior Secured Notes in the principal amount set forth on the schedule provided by counsel to the Ad Hoc Committee to counsel for the Foamex Group on the date hereof.

          b. Each Significant Equityholder represents that, as of the date hereof, it owns or has investment management responsibility for accounts that own Senior Secured Notes in the principal amount set forth on the schedule provided by counsel to the Significant Equityholders to counsel for the Foamex Group on the date hereof.

     13. Amendment or Waiver. Except as otherwise specifically provided herein, this Agreement may not be modified, waived, amended or supplemented unless such modification, waiver, amendment or supplement is in writing and has been signed by each Party. No waiver of any of the provisions of this Agreement shall be deemed or constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall any waiver be deemed a continuing waiver (unless such waiver expressly provides otherwise).

     14. Relationship to Equity Commitment Agreement. The Significant Equityholders and Foamex International are parties to that certain Equity Commitment Agreement, dated as October 13, 2006 (as amended, modified or supplemented from time to time, the "Equity Commitment Agreement"), which is scheduled to be considered for approval by the Bankruptcy Court on November 27, 2006. Nothing in this Agreement amends, replaces, supercedes or otherwise affects the terms and conditions of the Equity Commitment Agreement, the obligations of the parties thereto or the rights of the parties thereto to take any action in respect of the Equity Commitment Agreement. For the avoidance of doubt, nothing in this Agreement, nor any action taken or not taken in accordance with this Agreement, constitutes amodification, waiver or release, or estoppel in respect of any term, condition, right or obligation of the Equity Commitment Agreement by any party thereto.

     15. Direction to Senior Secured Notes Indenture Trustee. The execution and delivery of this Agreement by the Supporting Secured Noteholders and the Significant Equityholders who, in the aggregate, own or have investment management responsibility for accounts that own Senior Secured Notes having a principal amount in excess of $151,000,000, shall constitute an instruction to the Senior Secured Notes Indenture Trustee in accordance with the terms of the Senior Secured Notes Indenture to (a) execute and deliver this Agreement, (b) do and perform all actions contemplated by this Agreement, and (c) do and perform all actions contemplated by the Foamex Plan.

     16. Notices. Any notice required or desired to be served, given or delivered under this Agreement shall be in writing, and shall be deemed to have been validly served, given or delivered if provided by personal delivery, or upon receipt of fax delivery, as follows:

          a. if to any member of the Foamex Group, to Alan W. Kornberg and Brian
S. Hermann, Paul Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, fax: 212-757-3990;

          b. if to the Supporting Secured Noteholders or the Ad Hoc Committee, to Adam Harris, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, fax: 212-593-5955;

          c. if to the Significant Equityholders, to James L. Bromley, Cleary Gottlieb, Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, fax: 212-225-3999; and

          d. if to the the Senior Secured Notes Indenture Trustee, to Franklin Ciaccio, King & Spalding, 1185 Avenue of the Americas, New York, New York 10036, fax: 212-556-2222.

     17. Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISION WHICH WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION. By its execution and delivery of this Agreement, each of the Parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought in the United States Bankruptcy Court for the District of Delaware. By execution and delivery of this Agreement, each of the Parties hereto irrevocably accepts and submits itself to the exclusive jurisdiction of such court, generally and unconditionally, with respect to any such action, suit or proceeding, and waives any objection it may have to venue or the convenience of the forum.

     18. Headings. The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

     19. Interpretation. This Agreement is the product of negotiations of the Parties, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof.

     20. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, transferees, executors, administrators and representatives.

     21. No Third-Party Beneficiaries. Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties hereto and no other person or entity shall be a third-party beneficiary hereof.

     22. No Waiver of Participation and Reservation of Rights. Except as expressly provided in this Agreement and in any amendment among the Parties, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of each of the Parties to protect and preserve its rights, remedies and interests, including without limitation, its claims against any of the other Parties (or their respective affiliates or subsidiaries) or its full participation in the Chapter 11 Cases. If the transactions contemplated by this Agreement or in the Foamex Plan are not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all of their rights.

     23. No Admissions. This Agreement shall in no event be construed as or be deemed to be evidence of an admission or concession on the part of any Party of any claim or fault or liability or damages whatsoever. Each of the Parties denies any and all wrongdoing or liability of any kind and does not concede any infirmity in the claims or defenses which it has asserted or could assert. No Party shall have, by reason of this Agreement, a fiduciary relationship in respect of any other Party or any party in interest in these Chapter 11 Cases, or any member of the Foamex Group, and nothing in this Agreement, expressed or implied, is intended to or shall be so construed as to impose upon any Party any obligations in respect of this Agreement except as expressly set forth herein. In the event that the Bankruptcy Court does not approve the Senior Secured Notes Disputes Settlement, nothing contained in this Agreement, the Foamex Plan, the Foamex Disclosure Statement or any negotiations or writings in connection therewith shall in any way be construed as, or be deemed to be evidence of an admission, concession or agreement as to the merits or legal positions of, any of the Parties with respect to the Senior Secured Notes Disputes Settlement and the Parties shall not use this Agreement, the Foamex Plan, the Foamex Disclosure Statement or any negotiations or writings in connection therewith as evidence of any such admission, concession or agreement.

     24. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement. Delivery of an executed signature page of this Agreement by facsimile shall be effective as delivery of a manually executed signature page of this Agreement.

     25. Representation by Counsel. Each Party acknowledges that it has been represented by counsel in connection with this Agreement and the transactions contemplated herein. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived.

     26. Entire Agreement. This Agreement and the above-described schedules provided to counsel for the Foamex Group constitute the entire agreement between the Parties and supersede all prior and contemporaneous agreements, representations, warranties and understandings of the Parties, whether oral, written or implied, as to the subject matter hereof.

     27. Several not Joint. The agreements, representations and obligations of the Parties under this Agreement are, in all respects, several and not joint. Any breach of this Agreement by any Party shall not result in liability for any other non-breaching Party.


     [Remainder of page intentionally blank; remaining pages are signature pages.]

     IN WITNESS WHEREOF, the undersigned have each caused this Agreement to be duly executed and delivered by their respective, duly authorized officers as of the date first above written.

                                    FOAMEX INTERNATIONAL INC.


                                    By:  /s/ Gregory J. Christian
                                         ---------------------------------
                                         Gregory J. Christian
                                         Executive Vice-President,
                                         Chief Administrative Officer,
                                         Chief Restructuring Officer and
                                         General Counsel

                                    FMXI, INC.


                                    By:  /s/ Gregory J. Christian
                                         ----------------------------------
                                         Gregory J. Christian
                                         Vice-President, Chief Restructuring
                                         Officer and Secretary


                                    FOAMEX, L.P.


                                    By FMXI, INC., Foamex L.P.'s Managing
                                    General Partner


                                    By:  /s/ Gregory J. Christian
                                         ---------------------------------
                                         Gregory J. Christian
                                         Vice-President, Chief Restructuring
                                         Officer and Secretary

                                    FOAMEX CAPITAL CORPORATION


                                    By:  /s/ Gregory J. Christian
                                         ----------------------------------
                                         Gregory J. Christian
                                         Vice-President, Chief Restructuring
                                         Officer and Secretary


                                    FOAMEX CARPET CUSHION LLC


                                    By:  /s/ Gregory J. Christian
                                         ---------------------------------
                                         Gregory J. Christian
                                         Vice-President, Chief Restructuring
                                         Officer and Secretary


                                    FOAMEX ASIA, INC.


                                    By:  /s/ Gregory J. Christian
                                         ----------------------------------
                                         Gregory J. Christian
                                         Vice-President, Chief Restructuring
                                         Officer and Secretary


                                    FOAMEX LATIN AMERICA, INC.


                                    By:  /s/ Gregory J. Christian
                                         ----------------------------------
                                         Gregory J. Christian
                                         Vice-President, Chief Restructuring
                                         Officer and Secretary


                                    FOAMEX MEXICO, INC.


                                    By:  /s/ Gregory J. Christian
                                         ---------------------------------
                                         Gregory J. Christian
                                         Vice-President, Chief Restructuring
                                         Officer and Secretary


                                    FOAMEX MEXICO II, INC.


                                    By:  /s/ Gregory J. Christian
                                         ----------------------------------
                                         Gregory J. Christian
                                         Vice-President, Chief Restructuring
                                         Officer and Secretary

                                    CHILTON GLOBAL DISTRESSED OPPORTUNITIES
                                    MASTER FUND, L.P., by Chilton Investment
                                    Company, LLC, as general partner


                                    By:  /s/ Norman B. Champ
                                         ----------------------------------
                                         Norman B. Champ, III, Executive
                                         Vice President


                                    JEFFERIES BUCKEYE MASTER FUND LTD.,
                                    by Jefferies Asset Management, LLC,
                                    its investment adviser


                                    By:  /s/ Joseph A. Schenk
                                         ----------------------------------
                                         Joseph A. Schenk
                                         EVP and CFO


                                    MURRAY CAPITAL MANAGEMENT, INC., as agent on behalf of certain discretionary accounts


                                    By:  /s/ Scott Beechert
                                         ----------------------------------
                                         Scott Beechert, General Counsel and
                                         Chief Compliance Officer


                                    NORTHEAST INVESTORS TRUST


                                    By:  /s/ Bruce Monrad
                                         ---------------------------------
                                         Bruce Monrad


                                    VENOR CAPITAL MANAGEMENT LP


                                    By:  /s/ Michael Wartell
                                         ---------------------------------
                                         Michael Wartell


                                    AD HOC COMMITTEE OF SENIOR SECURED
                                    NOTEHOLDERS


                                    By:  /s/ Adam Harris
                                         ----------------------------------
                                         Adam Harris
                                         Its Counsel


                                    U.S. BANK NATIONAL ASSOCIATION, solely in its capacity as Senior Secured Notes Indenture Trustee


                                    By:  /s/ James E. Murphy
                                         ---------------------------------
                                         James E. Murphy
                                         Vice President

                                    D.E. SHAW LAMINAR PORTFOLIOS, L.L.C.,
                                    solely in the capacity as a holder of Senior
                                    Secured Notes


                                    By:  /s/ Daniel Posner
                                         ---------------------------------


                                    SIGMA CAPITAL ASSOCIATES, LLC, solely in the capacity as a holder of Senior Secured Notes


                                    By:  Sigma Capital Management, LLC
                                    By:  /s/ Peter Nussbaum
                                         ----------------------------------


                                    PAR IV MASTER FUND LTD., solely in the
                                    capacity as a holder of Senior Secured Notes


                                    By:  /s/ Robert B. Burke
                                         ----------------------------------
                                         Director


                                    SUNRISE PARTNERS LIMITED PARTNERSHIP,
                                    solely in the capacity as a holder of
                                    Senior Secured Notes


                                    By:  /s/ Douglas W. Ambrose
                                         ---------------------------------
                                         Vice President


                                    GOLDMAN, SACHS & CO., solely in the
                                    capacity as a holder of Senior Secured Notes


                                    By:  /s/ Richard Katz
                                         ----------------------------------
                                         Managing Director


                                    TQA SPECIAL OPPORTUNITIES MASTER FUND LTD.


                                    By:  /s/ Bartholomew Tesoriero
                                         ---------------------------------
                                         Bart Tesoriero n his capacity as
                                         a Director


                                    BASSO CAPTIAL MANAGEMENT, LLC


                                    By:  /s/ Dixon Yee
                                         ---------------------------------
                                         Dixon Yee, Authorized Signatory


                                    ALJ CAPITAL MANAGEMENT, LLC, as agent for
                                    ALJ Capital I, L.P. and ALJ Capital II, L.P.


                                    By:  /s/ Lawrence B. Gill
                                         ----------------------------------
                                         Lawrence B. Gill, Authorized Signatory

                                    CONCORDIA MAC29 LTD, acting by and through Concordia Advisors, L.L.C.


                                    By:  /s/ Robert J. Capozzi
                                         ----------------------------------
                                         Robert J. Capozzi, Authorized Signatory


                                    CONCORDIA DISTRESSED DEBT FUND, L.P., acting by and through Concordia Advisors, L.L.C.


                                    By:  /s/ Robert J. Capozzi
                                         ---------------------------------
                                         Robert J. Capozzi, Authorized Signatory


                                    CONCORDIA INSTITUTIONAL MULIT-STRATEGY
                                    FUND, LTD., acting by and through
                                    Concordia Advisors, L.L.C.


                                    By:  /s/ Robert J. Capozzi
                                         ----------------------------------
                                         Robert J. Capozzi, Authorized Signatory


                                    CONCORDIA PARTNERS, L.P., acting by and
                                    through Concordia Advisors, L.L.C.


                                    By:  /s/ Robert J. Capozzi
                                         ---------------------------------
                                         Robert J. Capozzi, Authorized Signatory

                                                                  EXHIBIT E

                                                             EXECUTION COPY


                          REGISTRATION RIGHTS AGREEMENT

                          dated as of February 12, 2007

                                      among

                            FOAMEX INTERNATIONAL INC.

                                       and

                            THE HOLDERS NAMED HEREIN

                                TABLE OF CONTENTS

SECTION 1.DEFINITIONS......................................................1

1.1.     Defined terms.....................................................1
1.2.     General interpretive principles...................................3

SECTION 2.REGISTRATION RIGHTS..............................................3

2.1.     Shelf registration................................................3

2.2.     Demand registrations..............................................4

2.3.     Incidental registrations..........................................7

2.4.     Black-out periods.................................................9

2.5.     Registration procedures..........................................10

2.6.     Underwritten offerings...........................................14

2.7.     No inconsistent agreements; additional rights....................15

2.8.     Registration expenses............................................15

2.9.     Indemnification..................................................15

2.10.    Rules 144 and 144A...............................................18

SECTION 3.MISCELLANEOUS...................................................19

3.1.     Existing Registration Statements.................................19

3.2.     Term.............................................................19

3.3.     Injunctive relief................................................19

3.4.     Attorneys' fees..................................................19

3.5.     Notices..........................................................19

3.6.     Successors, assigns and transferees..............................21

3.7.     Governing law; service of process; consent to jurisdiction.......21

3.8.     Headings.........................................................21

3.9.     Severability.....................................................21

3.10.    Amendment; waiver................................................21

3.11.    Counterparts.....................................................22

                          REGISTRATION RIGHTS AGREEMENT

     This REGISTRATION RIGHTS AGREEMENT (the "Agreement") is dated as of February 12, 2007, by and among --------- Foamex International Inc., a Delaware corporation (including as reorganized, the "Issuer"), and D. E. Shaw ------ Laminar Portfolios, L.L.C., Goldman, Sachs & Co., Sigma Capital Associates, LLC, Par IV Master Fund, Ltd. and Sunrise Partners Limited Partnership (each, a "Significant Equityholder"). ------------------------

     WHEREAS, in connection with and pursuant to the Issuer's Second Amended Plan of Reorganization, dated November 27, 2006 (the "Plan"), the Issuer distributed to its equity holders as of the Record Date (as defined in the Plan)
(i) rights to purchase 2.506 shares of Common Stock (as defined herein) for each share of the Issuer's Common Stock then held, and (ii) rights to purchase 250.6 shares of Series B preferred stock for each share of the Issuer's preferred stock then held;

     WHEREAS, in connection with and pursuant to the Plan and the Call Option Agreement, dated as of February 1, 2007, by and among the Issuer and the Significant Equityholders, and subject to the terms and conditions set forth therein, the Significant Equityholders acquired from the Issuer a call option (the "Call Option") entitling the Significant Equityholders to purchase from the Issuer, at the Rights Offering Exercise Price (as defined in the Plan), any shares of Common Stock not subscribed for in the Rights Offering (as defined in the Plan); and

     WHEREAS, in connection with and pursuant to the Plan, the Issuer has agreed with the Significant Equityholders to provide certain rights as set forth herein.

     NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                             SECTION 1. DEFINITIONS

     1.1. Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

     "Adverse Disclosure" means public disclosure of material non-public information, which disclosure in the good faith judgment of the Board of Directors after consultation with counsel to the Issuer (i) would be required to be made in any Registration Statement so that such Registration Statement would not be materially misleading, (ii) would not be required to be made at such time but for the filing of such Registration Statement and (iii) would have a material adverse effect on the Issuer or its business or on the Issuer's ability to effect a material acquisition, disposition or financing.

     "Agreement" has the meaning set forth in the preamble hereto.

     "Board of Directors" means the Board of Directors of the Issuer.

     "Call Option" has the meaning set forth in the preamble hereto.

     "Common Stock" means the common stock, par value $0.01, of the Issuer and any securities of the Issuer or any successor or assign of the Issuer into which such Common Stock is reclassified or reconstituted or into which such stock is converted or otherwise exchanged in connection with a combination of shares, recapitalization, merger, sale of assets, consolidation or other reorganization or otherwise.

     "Demand Registration" has the meaning set forth in Section 2.2(a).

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

     "Free Writing Prospectus" means a free writing prospectus, as defined in Rule 405 under the Securities Act.

     "holder" or "holders" means any holder or holders of Registrable Securities who is a party hereto or who otherwise agrees in writing to be bound by the provisions of this Agreement pursuant to Section 3.6.

     "Incidental Registration" has the meaning set forth in Section 2.3(a).

     "Inspector" has the meaning set forth in Section 2.5(a)(xix).

     "Issuer" has the meaning set forth in the preamble hereto and shall include the Issuer's successors by merger, acquisition, reorganization or otherwise.

     "Issuer Free Writing Prospectus" means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of the Registrable Securities.

     "Significant Equityholder" has the meaning set forth in the preamble hereto.

     "Loss" has the meaning set forth in Section 2.9(a).

     "NASD" means the National Association of Securities Dealers, Inc.

     "Person" means any individual, firm, limited liability company or partnership, joint venture, corporation, joint stock company, trust or unincorporated organization, incorporated or unincorporated association, government (or any department, agency or political subdivision thereof) or other entity of any kind.

     "Plan" has the meaning set forth in the preamble hereto.

     "Prospectus" means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus and all material incorporated by reference in such prospectus.

     "Records" has the meaning set forth in Section 2.5(a)(xix).

     "Registrable Securities" means (i) the shares of Common Stock of the Issuer issued to the Significant Equityholders pursuant to the exercise of rights in the Rights Offering; (ii) the shares of Common Stock, if any, issued by the Issuer to the Significant Equityholders pursuant to the exercise of the Call Option; (iii) any other shares of Common Stock held by the Significant Equityholders; and (iv) any securities that may be issued or distributed or be issuable to the Significant Equityholders in respect of the foregoing by way of stock dividend, stock split or other distribution, merger, consolidation, exchange offer, recapitalization or reclassification or similar transaction or exercise or conversion of any of the foregoing; provided, however, that any of the foregoing securities listed in the preceding clauses (i) through (iv) shall cease to be "Registrable Securities" to the extent (i) a Registration Statement with respect to their sale has become effective under the Securities Act and they have been disposed of pursuant to such Registration Statement, (ii) they have been distributed pursuant to Rule 144 (or any similar provision then in force) under the Securities Act, (iii) they may be publicly resold (without volume or method of sale restrictions) without registration under the Securities Act or (iv) they have ceased to be outstanding. For purposes of this Agreement, a "class" of Registrable Securities shall mean all Securities with the same terms and a "percentage" (or a "majority") of the Registrable Securities (or, where applicable, of any other securities) shall be determined (x) based on the number of shares of such securities, in the case of Registrable Securities which are equity securities, and (y) based on the principal amount of such securities, in the case of Registrable Securities which are debt securities.

     "Registration" means a registration of the Issuer's securities for sale to the public under a Registration Statement.

     "Registration Statement" means any registration statement of the Issuer filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

     "SEC" means the Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

     "Shelf Registration" means a registration effected pursuant to Section 2.1.

     "Shelf Registration Statement" means a Registration Statement of the Issuer filed with the SEC on Form S-3 or Form S-3ASR (or any successor form or other appropriate form under the Securities Act) for an offering to be made on a continuous or delayed basis pursuant to Rule 415 under the Act (or any similar rule that may be adopted by the SEC) covering the Registrable Securities.

     "Underwritten Offering" means a registration in which securities of the Issuer are sold to an underwriter or underwriters on a firm commitment basis for reoffering to the public.

     "Valid Business Reason" has the meaning set forth in Section 2.1(c).

     1.2. General Interpretive Principles. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. The name assigned this Agreement and the section captions used herein are for convenience of reference only and shall not be construed to affect the meaning, construction or effect hereof. Unless otherwise specified, the terms "hereof," "herein," "hereunder" and similar terms refer to this Agreement as a whole (including the exhibits, schedules and disclosure statements hereto), and references herein to Sections refer to Sections of this Agreement.

                         SECTION 2. REGISTRATION RIGHTS

     2.1. Shelf Registration.

     (a) Filing. Subject to Section 2.1(c), if the Issuer becomes eligible to file a registration statement on Form S-3 or Form S-3ASR (or any successor form) in respect of any class of Registrable Securities, it shall promptly notify the holders of such eligibility, and within 60 days following the request of any holder or holders holding at least 25% of any such class, the Issuer shall file with the SEC a Shelf Registration Statement relating to the offer and sale of any Registrable Securities held by the holders thereof from time to time in accordance with the methods of distribution elected by such holders and shall use its reasonable best efforts to cause such Shelf Registration Statement to become effective under the Securities Act.

     (b) Continued Effectiveness. Subject to Section 2.1(c), the Issuer shall use its reasonable best efforts to keep the Shelf Registration Statement continuously effective in order to permit the Prospectus forming a part thereof to be usable by the holders during the term of this Agreement. The Issuer shall not be deemed to have used its reasonable best efforts to keep the Shelf Registration Statement effective if the Issuer voluntarily takes any action or omits to take any action that would result in the inability of any holder of Registrable Securities covered by such Registration Statement to be able to offer and sell any such Registrable Securities during the term of this Agreement, unless such action or omission is required by applicable law.

     (c) Suspension of Registration. If the filing, initial effectiveness or continued use of the Shelf Registration Statement at any time would require the Issuer to make an Adverse Disclosure or, if in the good faith judgment of the Board of Directors, there exists a Valid Business Reason, the Issuer may, upon giving prompt written notice of such action to the holders, delay the filing or initial effectiveness of, or suspend use of, the Shelf Registration Statement; provided, however, that the Issuer shall not be permitted to do so (A) more than one time during any three-month period, (B) for a period exceeding 45 days on any one occasion or (C) for a period exceeding 90 days in any 12-month period. In the event the Issuer exercises its rights under the preceding sentence, the holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to the Shelf Registration and any Issuer Free Writing Prospectuses in connection with any sale or offer to sell Registrable Securities. The Issuer shall immediately notify the holders upon the expiration of any period during which it exercised its rights under this Section 2.1(c). The Issuer represents that it currently has no knowledge of any circumstance that would reasonably be expected to cause the Issuer to exercise its rights under this Section 2.1(c).

     (d) Underwritten Offering. If the holders of not less than a majority of any class of Registrable Securities included in any offering pursuant to the Shelf Registration Statement so elect, such offering shall be in the form of an Underwritten Offering and the Issuer, if necessary, shall use its reasonable best efforts to amend or supplement the Shelf Registration Statement for such purpose. The Issuer, after consulting with the holders of a majority of the class of Registrable Securities to be included in such Underwritten Offering, shall have the right to select the managing underwriter or underwriters for the offering. If the managing underwriter or underwriters of any such proposed Underwritten Offering informs the holders of Registrable Securities of any class sought to be included in such registration in writing that, in its or their opinion, the total amount or kind of securities which such holders and any other Persons intend to include in such offering exceeds the number or amount which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the class or classes of the securities offered or the market for the class or classes of securities offered, then the securities of each class to be included in such registration shall be allocated as follows:

               (i) first, pro rata among the holders which have requested participation in such Underwritten Offering (based, for each such holder, on the percentage derived by dividing (x) the number or amount of Registrable Securities of such class which such holder has requested to include in such Underwritten Offering by (y) the aggregate number or amount of Registrable Securities of such class which all such holders have requested to include);

               (ii) second, and only if all the securities referenced in clause
          (i) have been included, any other securities of the Issuer requested by the holders thereof to included in such registration that, in the opinion of such underwriter or underwriters, can be sold without having such adverse effect shall be included therein, with such number to be allocated pro rata among such holders (based, for each such holder, on the percentage derived by dividing (x) the number or amount of such securities of such class which such holder has requested to include in such registration by (y) the aggregate number or amount of securities of such class which all such holders have requested to include); and

               (iii) third, and only if all of the Registrable Securities referenced in clauses (i) and (ii) have been included and in the opinion of such underwriter or underwriters such securities can be sold without having such adverse effect securities offered by the Issuer for its own account.

     2.2. Demand Registrations.

     (a) Demand by Holders. (i) At any time the holders of not less than 25% percent of any class of the Registrable Securities may make a written request to the Issuer for registration of all or part of the Registrable Securities held by such holders, provided that at least 25% of such class shall be so registered. Any such requested registration shall hereinafter be referred to as a "Demand Registration." Each request for a Demand Registration shall specify the aggregate amount of Registrable Securities to be registered and the intended methods of disposition thereof.

     (ii) Within ten days following receipt of any request for a Demand Registration, the Issuer shall deliver written notice of such request to all other holders of Registrable Securities of the class or classes to be registered. Thereafter, the Issuer shall include in such Demand Registration any additional Registrable Securities of each such class which the holder or holders thereof have requested in writing be included in such Demand Registration, provided that all requests therefor have been received by the Issuer within ten days of the Issuer's having sent the applicable notice to such holder or holders. The failure of any such holder to respond within such ten-day period shall be deemed to be a waiver of such holder's rights under Section 2.2(a)(ii) with respect to such Demand Registration. All such requests shall specify the aggregate amount and class of Registrable Securities to be registered and the intended method of distribution of the same.

     (iii) As promptly as practicable (and, in any event, within 60 days) following receipt of a request for a Demand Registration, the Issuer shall file a Registration Statement relating to such Demand Registration and shall use its reasonable best efforts to cause such Registration Statement to become effective under the Securities Act.

     (b) Limitation on Demand Registrations. In no event shall the Issuer be required to effect more than two Demand Registrations.

     (c) Demand Withdrawal. A holder may withdraw its Registrable Securities from a Demand Registration at any time. If all such holders do so, the Issuer shall cease all efforts to secure registration and such registration nonetheless shall be deemed a Demand Registration for purposes of Section 2.2(b) unless (i) the withdrawal is based on the reasonable determination of the holders who requested such registration that there has been, since the date of such request, a material adverse change in the business or prospects of the Issuer or (ii) the holders who requested such registration shall have paid or reimbursed the Issuer for all of the reasonable out-of-pocket fees and expenses incurred by the Issuer in connection with the withdrawn registration.

     (d) Effective Registration. The Issuer shall be deemed to have effected a Demand Registration if the applicable Registration Statement becomes effective and remains effective for not less than 180 days (or such shorter period as will terminate when all Registrable Securities covered by such Registration Statement have been sold or withdrawn), or, if such Registration Statement relates to an Underwritten Offering, such longer period as, in the opinion of counsel for the underwriter or underwriters, is required by law for the delivery of a Prospectus in connection with the sale of Registrable Securities by an underwriter or dealer. No Demand Registration shall be deemed to have been effected if an Underwritten Offering is contemplated by such Demand Registration and the conditions to closing specified in the applicable underwriting agreement are not satisfied by reason of a wrongful act, misrepresentation or breach of such underwriting agreement or this Agreement by the Issuer.

     (e) Suspension of Registration. If the filing, initial effectiveness or continued use of a Registration Statement in respect of a Demand Registration at any time would require the Issuer to make an Adverse Disclosure or, if in the good faith judgment of the Board of Directors, it would materially interfere with any material financing, acquisition, corporate reorganization or merger or other material transaction involving the Issuer (a "Valid Business Reason"), the Issuer may, upon giving prompt written notice of such action to the holders, delay the filing or initial effectiveness of, or suspend use of, the such Registration Statement; provided, however, that the Issuer shall not be permitted to do so (A) more than one time during any three-month period, (B) for a period exceeding 45 days on any one occasion or (C) for a period exceeding 90 days in any 12-month period. In the event the Issuer exercises its rights under the preceding sentence, the holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to the Demand Registration and any Issuer Free Writing Prospectus in connection with any sale or offer to sell Registrable Securities. The Issuer shall immediately notify the holders of the expiration of any period during which it exercised its rights under this Section 2.2(e). The Issuer represents that it currently has no knowledge of any circumstance that would reasonably be expected to cause the Issuer to exercise its rights under this Section 2.2(e).

     (f) Underwritten Offering. If the holders of not less than a majority of the Registrable Securities of any class which are included in any offering pursuant to a Demand Registration so elect, the Issuer shall use its reasonable best efforts to cause such offering to be in the form of an Underwritten Offering. The Issuer, after consulting with the holders of a majority of the class of Registrable Securities to be included in such Underwritten Offering, shall have the right to select the managing underwriter or underwriters for the offering.

     (g) Priority of Securities Registered Pursuant to Demand Registrations. If the managing underwriter or underwriters of a proposed Underwritten Offering of a class of Registrable Securities included in a Demand Registration (or, in the case of a Demand Registration not being underwritten, the holders of a majority of a class of Registrable Securities included in such Registration Statement), inform the holders of such Registrable Securities in writing that, in its or their opinion, the number or amount of securities of such class requested to be included in such Demand Registration exceeds the number or amount which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the class of securities offered or the market for the class of securities offered, the number or amount of Registrable Securities of such class that can be included without having such an adverse effect shall be allocated:

               (i) first, pro rata among the holders which have requested participation in the Demand Registration (based, for each such holder, on the percentage derived by dividing (x) the number or amount of Registrable Securities of such class which such holder has requested to include in such Demand Registration by (y) the aggregate number or amount of Registrable Securities of such class which all such holders have requested to include);

               (ii) second, and only if all the securities referenced in clause
          (i) have been included, any other securities of the Issuer requested by the holders thereof to included in such registration that, in the opinion of such underwriter or underwriters, can be sold without having such adverse effect shall be included therein, with such number to be allocated pro rata among such holders (based, for each such holder, on the percentage derived by dividing (x) the number or amount of such securities of such class which such holder has requested to include in such registration by (y) the aggregate number or amount of securities of such class which all such holders have requested to include); and

               (iii) third, and only if all of the Registrable Securities referenced in clauses (i) and (ii) have been included and in the opinion of such underwriter or underwriters such securities can be sold without having such adverse effect securities offered by the Issuer for its own account.

     To the extent that any Registrable Securities requested to be registered are excluded pursuant to the foregoing, the holders thereof shall have the right to one additional Demand Registration under this Section 2.2.

     (h) Registration Statement Form. Registrations under this Section 2.2 shall be on such appropriate registration form of the SEC (i) as shall be selected by the Issuer and as shall be reasonably acceptable to the holders of a majority of each class of Registrable Securities requesting participation in the Demand Registration and (ii) as shall permit the disposition of the Registrable Securities in accordance with the intended method or methods of disposition specified in the applicable holders' requests for such registration. Notwithstanding the foregoing, if, pursuant to a Demand Registration, (x) the Issuer proposes to effect registration by filing a Registration Statement on Form S-3 or Form S-3ASR (or any successor or similar short-form registration statement), (y) such registration is in connection with an Underwritten Offering and (z) the managing underwriter or underwriters shall advise the Issuer in writing that, in its or their opinion, the use of another form of registration statement (or the inclusion, rather than the incorporation by reference, of information in the Prospectus related to a Registration Statement on Form S-3 or Form S-3ASR (or other short-form registration statement)) is of material importance to the success of such proposed offering, then such registration shall be effected on such other form (or such information shall be so included in such Prospectus); provided, however, that the Issuer shall not be required to use any form that it reasonably believes, based on the advice of legal counsel, that it is not eligible to use and that no Demand Registration shall be effected using a Form S-4 or a Form S-8 or any successor form thereto.

     2.3. Incidental Registrations.

     (a) Participation. (i) If the Issuer at any time proposes to file a Registration Statement with respect to any offering of its securities for its own account or for the account of any holders of its securities (other than (A) a registration under Section 2.1 or Section 2.2 hereof, (B) a registration on Form S-4 or S-8 or any successor form to such forms or (C) a registration of securities solely relating to an offering and sale to employees or directors of the Issuer pursuant to any employee stock plan or other employee benefit plan arrangement, then, as soon as practicable (but in no event less than 20 days prior to the proposed date of filing such Registration Statement), the Issuer shall give written notice of such proposed filing to all holders of Registrable Securities that are equity securities (in the case of a sale of equity securities, including securities convertible into equity securities) or of Registrable Securities that are debt securities (in the case of a sale of debt securities), and such notice shall offer the holders of such Registrable Securities the opportunity to register such number or amount of Registrable Securities as each such holder may request in writing (an "Incidental Registration"). Subject to Section 2.3(b), the Issuer shall include in such Registration Statement all such Registrable Securities which are requested to be included therein within 10 days after the receipt by such holder of any such notice. The failure of any such holder to respond within such ten-day period shall be deemed to be a waiver of such holder's rights under this Section 2.3(a) with respect to such Incidental Registration. If at any time after giving written notice of its intention to register any securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Issuer shall determine for any reason not to register or to delay registration of such securities, the Issuer may, at its election, give written notice of such determination to each holder of Registrable Securities and, (x) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration, and (y) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities for the same period as the delay in registering such other securities.

     (ii) If the offering pursuant to an Incidental Registration is to be an Underwritten Offering, then each holder making a request for its Registrable Securities to be included therein must, and the Issuer shall use its reasonable best efforts to make such arrangements with the underwriters so that each such holder may, participate in such Underwritten Offering on the same terms as the Issuer and other Persons selling securities in such Underwritten Offering. If the offering pursuant to such registration is to be on any other basis, then each holder making a request for an Incidental Registration pursuant to this
Section 2.3(a) must participate in such offering on such basis. In connection with any Incidental Registration under Section 2.3 that is an Underwritten Offering, the Issuer shall not be required to include any Registrable Securities in such Underwritten Offering unless the participating holders thereof accept the terms of the Underwritten Offering provided in Section 2.6(a), and then only in such quantity as set forth in Section 2.3(b).

     (iii) Each holder of Registrable Securities shall be permitted to withdraw, by written notice to the Issuer, all or part of such holder's Registrable Securities from an Incidental Registration at any time; provided, however, that, except in the case of a withdrawal pursuant to Section 2.6(b), the Issuer shall be entitled to reimbursement from the holder of such withdrawn Registrable Securities for any SEC registration fees incurred by the Issuer in connection with the registration of such Registrable Securities.

     (b) Priority of Incidental Registration. If the managing underwriter or underwriters of any proposed Underwritten Offering of a class of securities included in an Incidental Registration (or in the case of an Incidental Registration not being underwritten, the Issuer) informs the holders of Registrable Securities of any class sought to be included in such registration in writing that, in its or their opinion, the total amount or kind of securities which such holders and any other Persons intend to include in such offering exceeds the number or amount which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the class or classes of the securities offered or the market for the class or classes of securities offered, then the securities of each class to be included in such registration shall be allocated as follows:

               (i) first, 100% of the securities that the Issuer or (subject to Section 2.7) any Person (other than a holder of Registrable Securities) exercising a contractual right to demand registration has proposed to sell shall be included therein;

               (ii) second, and only if all the securities referenced in clause
          (i) have been included, the number or amount of Registrable Securities of such class that, in the opinion of such underwriter or underwriters (or in the case of an Incidental Registration not being underwritten, the Issuer), can be sold without having such adverse effect shall be included therein, with such number or amount to be allocated pro rata among the holders which have --- ---- requested participation in the Incidental Registration (based, for each such holder, on the percentage derived by dividing (x) the number or amount of Registrable Securities of such class which such holder has requested to include in such Incidental Registration by (y) the aggregate number or amount of Registrable Securities of such class which all such holders have requested to include); and

               (iii) third, and only if all of the Registrable Securities referenced in clauses (i) and (ii) have been included, any other securities eligible for inclusion in such registration shall be included therein.

     2.4. Black-out Periods

     (a) Black-out Periods for Holders. In the event of a registration by the Issuer involving the offering and sale by the Issuer of equity securities or securities convertible into or exchangeable for its equity securities, the holders of Registrable Securities agree, if requested by the Issuer (or, in the case of an Underwritten Offering, by the managing underwriter or underwriters), not to effect any public sale or distribution) of any securities (except, in each case, as part of the applicable registration, if permitted) which securities are the same as or similar to those being registered in connection with such registration, or which are convertible into or exchangeable or exercisable for such securities, and not to offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or enter into any hedging or similar transaction with the same economic effect as a public sale or distribution of any such securities, during the period beginning seven days before, and ending 90 days (or such lesser period as may be permitted by the Issuer or such managing underwriter or underwriters) after, the effective date of the Registration Statement filed in connection with such registration, to the extent such holders are timely notified in writing by the Issuer or the managing underwriter or underwriters; provided, however, that nothing in this
Section 2.4(a) shall prohibit any sale of, or other transaction relating to, Registrable Securities pursuant to Rule 144 under the Securities Act (or any similar provision then in force).

     (b) Black-out Period for the Issuer and Others. (i) In the case of a registration of a class of Registrable Securities pursuant to Section 2.1 or 2.2 involving the offering and sale of equity securities or securities convertible into or exchangeable for equity securities, the Issuer agrees, if requested by the holders of a majority of such class of Registrable Securities to be sold pursuant to such registration (or, in the case of an Underwritten Offering, by the managing underwriter or underwriters in such Underwritten Offering), not to effect (or register for sale) any public sale or distribution of any securities which are the same as or similar to those being registered, or which are convertible into or exchangeable or exercisable for such securities, and not to offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or enter into any hedging or similar transaction with the same economic effect as a public sale or distribution of any such securities, during the period beginning seven days before, and ending 90 days (or such lesser period as may be permitted by such holders or such underwriter or underwriters) after, the effective date of the Registration Statement filed in connection with such registration (or, in the case of an Underwritten Offering under the Shelf Registration, the date of the closing under the underwriting agreement in connection therewith), to the extent the Issuer is timely notified in writing by a holder of Registrable Securities covered by such Registration Statement or the managing underwriter or underwriters. Notwithstanding the foregoing, the Issuer may effect a public sale or distribution of securities of the type described above and during the periods described above if the same (A) is made pursuant to registrations on Forms S-4 or S-8 or any successor form to such forms or (B) as part of any registration of securities for offering and sale to employees or directors of the Issuer pursuant to any employee stock plan or other employee benefit plan arrangement.

     (ii) Subject to Section 2.7, if after the date hereof the Issuer grants any Person (other than a holder of Registrable Securities) any rights to demand or participate in a registration, the Issuer agrees that the agreement with respect thereto shall include such Person's agreement not to effect any public sale or distribution of the securities subject to such agreement (other than securities purchased in a public offering), or securities that are convertible into or exchangeable or exercisable for such securities, and not to offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or enter into any hedging or similar transaction with the same economic effect as a public sale or distribution of any such securities, during any period referred to in this Section 2.4(b).

     2.5. Registration Procedures.

     (a) In connection with the Issuer's registration obligations in this Agreement, the Issuer will, subject to the limitations set forth herein, use its reasonable best efforts to effect any such registration so as to permit the sale of the applicable Registrable Securities in accordance with the intended method or methods of distribution thereof as expeditiously as reasonably practicable, and in connection therewith the Issuer will:

               (i) before filing a Registration Statement, Prospectus or any Issuer Free Writing Prospectus, or any amendments or supplements thereto and in connection therewith, furnish to the underwriter or underwriters, if any, and to holders of a majority of each class of Registrable Securities covered by such Registration Statement, copies of all documents prepared to be filed, which documents will be subject to the review of such underwriters and such holders and their respective counsel and, except in the case of a registration under
          Section 2.3, not file any Registration Statement or Prospectus or amendments or supplements thereto to which the holders of a majority of the class of Registrable Securities covered by the same or the underwriter or underwriters, if any, shall reasonably object;

               (ii) prepare and file with the SEC such amendments or supplements to the applicable Registration Statement, Prospectus or any Issuer Free Writing Prospectus as may be (A) reasonably requested by any participating holder (to the extent such request relates to information relating to such holder), (B) necessary to keep such registration effective for the period of time required by this Agreement or (C) reasonably requested by the holders of a majority of any class of the participating Registrable Securities;

               (iii) notify the selling holders of Registrable Securities and the managing underwriter or underwriters, if any, and (if requested) confirm such advice in writing, as soon as reasonably practicable after notice thereof is received by the Issuer (A) when the applicable Registration Statement or any amendment thereto has been filed or becomes effective and when the applicable Prospectus or any Issuer Free Writing Prospectus or any amendment or supplement thereto has been filed, (B) of any written comments by the SEC or any request by the SEC or any other federal or state governmental authority for amendments or supplements to any such Registration Statement, Prospectus or Free Writing Prospectus or for additional information,
          (C) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or any order or notice preventing or suspending the use of any preliminary or final Prospectus or any Issuer Free Writing Prospectus or the initiation or threat of any proceedings for such purposes and (D) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threat of any proceeding for such purpose;

               (iv) promptly notify each selling holder of Registrable Securities and the managing underwriter or underwriters, if any, when the Issuer becomes aware of the happening of any event as a result of which the applicable Registration Statement, Prospectus (as then in effect) or any Issuer Free Writing Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of a Prospectus or Issuer Free Writing Prospectus, in the light of the circumstances under which they were made) not misleading, when any Issuer Free Writing Prospectus includes information that may conflict with the information contained in the Registration Statement, or, if for any other reason it shall be necessary to amend or supplement any such Registration Statement, Prospectus or Issuer Free Writing Prospectus in order to comply with the Securities Act and, in either case, subject to Sections 2.1(c) and 2.2(e), as promptly as reasonably practicable thereafter, prepare and file with the SEC an amendment or supplement to such Registration Statement, Prospectus or Free Writing Prospectus which will correct such statement or omission or effect such compliance;

               (v) make every reasonable effort to prevent or obtain at the earliest possible moment the withdrawal of any stop order with respect to the applicable Registration Statement or other order or notice preventing or suspending the use of any preliminary or final Prospectus or any Issuer Free Writing Prospectus;

               (vi) promptly incorporate in a Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment to the applicable Registration Statement such information as the managing underwriter or underwriters, if any, or the holders of a majority of the Registrable Securities of the class being sold agree should be included therein relating to the plan of distribution with respect to such Registrable Securities; and make, subject to Sections 2.1(c) and 2.2(e), all required filings of such Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment;

               (vii) furnish to each selling holder of Registrable Securities and each managing underwriter, if any, without charge, as many conformed copies as such holder or managing underwriter may reasonably request of the applicable Registration Statement;

               (vii) deliver to each selling holder of Registrable Securities and each managing underwriter, if any, without charge, as many copies of the applicable Prospectus (including each preliminary Prospectus) and any Issuer Free Writing Prospectus as such holder or managing underwriter may reasonably request (it being understood that the Issuer consents to the use of the Prospectus and any Issuer Free Writing Prospectus by each of the selling holders of Registrable Securities and the underwriter or underwriters, if any, in connection with the offering and sale of the Registrable Securities covered thereby) and such other documents as such selling holder or managing underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities by such holder or underwriter;

               (ix) on or prior to the date on which the applicable Registration Statement becomes effective, use its reasonable best efforts to register or qualify such Registrable Securities for offer and sale under the securities or "Blue Sky" laws of each state and other jurisdiction of the United States, as any such selling holder or underwriter, if any, or their respective counsel reasonably requests in writing, and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification in effect so as to permit the commencement and continuance of sales and dealings in such jurisdictions for as long as may be necessary to complete the distribution of the Registrable Securities covered by the Registration Statement; provided, however, that the Issuer will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject;

               (x) cooperate with the selling holders of Registrable Securities and the managing underwriter, underwriters or agent, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends;

               (xi) use its reasonable best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof or the underwriter or underwriters, if any, to consummate the disposition of such Registrable Securities;

               (xii) not later than the effective date of the applicable Registration Statement, provide a CUSIP number for all Registrable Securities and provide the applicable transfer agent with printed certificates for the Registrable Securities which certificates shall be in a form eligible for deposit with The Depository Trust Company;

               (xiii) obtain for delivery to the holders of each class of Registrable Securities being registered and to the underwriter or underwriters, if any, an opinion or opinions from counsel for the Issuer dated the effective date of the Registration Statement or, in the event of an Underwritten Offering, the date of the closing under the underwriting agreement, in customary form, scope and substance, which counsel and opinions shall be reasonably satisfactory to a majority of the holders of each such class and underwriter or underwriters, if any, and their respective counsel;

               (xiv) in the case of an Underwritten Offering, obtain for delivery to the Issuer and the underwriter or underwriters, if any, with copies to the holders of Registrable Securities included in such registration, cold comfort letters from the Issuer's independent certified public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the managing underwriter or underwriters reasonably request;

               (xv) cooperate with each seller of Registrable Securities and each underwriter or agent, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the NASD;

               (xvi) use its reasonable best efforts to comply with all applicable rules and regulations of the SEC and make generally available to its security holders, as soon as reasonably practicable (but not more than 15 months) after the effective date of the applicable Registration Statement, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and the rules and regulations promulgated thereunder;

               (xvii) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;

               (xviii) cause all Registrable Securities of a class covered by the applicable Registration Statement to be listed or quoted on each securities exchange on which any of the Issuer's securities of such class are then listed or quoted and on each inter-dealer quotation system on which any of the Issuer's securities of such class are then quoted;

               (xix) make available upon reasonable notice at reasonable times and for reasonable periods for inspection by a representative appointed by the holders of a majority of the Registrable Securities of each class covered by the applicable Registration Statement, by any managing underwriter or underwriters participating in any disposition to be effected pursuant to such Registration Statement and by any attorney, accountant or other agent retained by such sellers or any such managing underwriter (each an "Inspector", and collectively, the "Inspectors"), all pertinent financial and other records, pertinent corporate documents and properties of the Issuer (collectively, the "Records"), and cause all of the Issuer's officers, directors and employees and the independent public accountants who have certified its financial statements to make themselves reasonably available to discuss the business of the Issuer and to supply all information reasonably requested by the Inspectors in connection with such Registration Statement as shall be necessary to enable them to exercise their due diligence responsibility; provided that Records that the Issuer determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors (and the Inspectors shall confirm their agreement in writing in advance to the Issuer if the Issuer shall so request) unless (a) the disclosure of such Records is necessary, in the Issuer's judgment, to avoid or correct a misstatement or omission in the Registration Statement, (b) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction after exhaustion of all appeals therefrom or
          (c) the information in such Records was known to the Inspectors on a non-confidential basis prior to its disclosure by the Issuer or has been made generally available to the public. Each seller of Registrable Securities agrees that it shall, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Issuer and allow the Issuer, at the Issuer's expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential. In the event that the Issuer is unsuccessful in preventing the disclosure of such Records, such seller agrees that it shall furnish only portion of those Records which it is advised by counsel is legally required and shall exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to those Records;

               (xx) in the case of an Underwritten Offering, cause the senior executive officers of the Issuer to participate in the customary "road show" presentations that may be reasonably requested by the managing underwriter in any such Underwritten Offering and otherwise to facilitate, cooperate with, and participate in each proposed offering contemplated herein and customary selling efforts related thereto; and

               (xxi) promptly after the issuance of an earnings release or upon the request of any holder, prepare a current report on Form 8-K with respect to such earnings release or a matter of disclosure as requested by such holder and file such Form 8-K with the SEC.

     (b) The Issuer may require each selling holder of Registrable Securities as to which any registration is being effected to furnish to the Issuer such information regarding the distribution of such Securities and such other information relating to such holder and its ownership of the applicable Registrable Securities as the Issuer may from time to time reasonably request. Each holder of Registrable Securities agrees to furnish such information to the Issuer and to cooperate with the Issuer as necessary to enable the Issuer to comply with the provisions of this Agreement. The Issuer shall have the right to exclude any holder that does not comply with the preceding sentence from the applicable registration.

     (c) Each holder of Registrable Securities agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Issuer of the happening of any event of the kind described in Section 2.5(a)(iv), such holder will discontinue disposition of its Registrable Securities pursuant to such Registration Statement until such holder's receipt of the copies of the supplemented or amended Prospectus or Issuer Free Writing Prospectus, as the case may be, contemplated by Section 2.5(a)(iv), or until such holder is advised in writing by the Issuer that the use of the Prospectus or Issuer Free Writing Prospectus, as the case may be, may be resumed, and has received copies of any additional or supplemental filings that are incorporated by reference in the Prospectus or such Issuer Free Writing Prospectus or any amendments or supplements thereto and, if so directed by the Issuer, such holder will deliver to the Issuer (at the Issuer's expense) all copies, other than permanent file copies then in such holder's possession, of the Prospectus or any Issuer Free Writing Prospectus covering such Registrable Securities which are current at the time of the receipt of such notice. In the event that the Issuer shall give any such notice in respect of a Demand Registration, the period during which the applicable Registration Statement is required to be maintained effective shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such Registration Statement either receives the copies of the supplemented or amended Prospectus or Issuer Free Writing Prospectus contemplated by Section 2.5(a)(iv) or is advised in writing by the Issuer that the use of the Prospectus or Issuer Free Writing Prospectus may be resumed.

     (d) Each holder of Registrable Securities agrees by acquisition of such Registrable Securities that it will not use any Free Writing Prospectus relating to the offer or sale of such securities without the prior written consent of the Issuer, which shall not be unreasonably withheld or delayed.

     2.6. Underwritten Offerings.

     (a) Underwriting Agreements. If requested by the underwriters for any Underwritten Offering requested by holders pursuant to Section 2.1 or 2.2, the Issuer and the holders of Registrable Securities to be included therein shall enter into an underwriting agreement with such underwriters, such agreement to be reasonably satisfactory in substance and form to the Issuer, the holders of a majority of each class of the Registrable Securities to be included in such Underwritten Offering and the underwriters, and to contain such terms and conditions as are generally prevailing in agreements of that type, including, without limitation, indemnities no less favorable to the recipient thereof than those provided in Section 2.9. The holders of any Registrable Securities to be included in any Underwritten Offering pursuant to Section 2.3 shall enter into such an underwriting agreement at the request of the Issuer. All of the representations and warranties by, and the other agreements on the part of, the Issuer to and for the benefit of such underwriters included in each such underwriting agreement shall also be made to and for the benefit of such holders and any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such holders. No holder shall be required in any such underwriting agreement to make any representations or warranties to or agreements with the Issuer or the underwriters other than representations, warranties or agreements regarding such holder, such holders Registrable Securities, such holder's intended method of distribution and any other representations required by law.

     (b) Price and Underwriting Discounts. In the case of an Underwritten Offering requested by holders pursuant to Section 2.1 or 2.2, the price, underwriting discount and other financial terms for each class of Registrable Securities of the related underwriting agreement shall be determined by the holders of a majority of such class of Registrable Securities included in such Underwritten Offering. In the case of any Underwritten Offering pursuant to
Section 2.3, such price, discount and other terms shall be determined by the Issuer, subject to the right of the holders to withdraw their request to participate in the registration pursuant to Section 2.3(a)(iii) after being advised of such price, discount and other terms.

     (c) Participation in Underwritten Offerings. No Person may participate in an Underwritten Offering unless such Person (i) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Persons entitled to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

     2.7. No Inconsistent Agreements; Additional Rights. The Issuer will not enter into, and is not currently a party to, any agreement which is, or could be, inconsistent with the rights granted to the holders of Registrable Securities by this Agreement.

     2.8. Registration Expenses. (a) Subject to Section 2.2(c), the Issuer shall pay all of the expenses set forth in this Section 2.8(a) in connection with its performance or compliance with this Agreement, including (i) all registration and filing fees, and any other fees and expenses associated with filings required to be made with the SEC or the NASD, (ii) all fees and expenses of compliance with state securities or "Blue Sky" laws, (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing prospectuses and Issuer Free Writing Prospectuses), (iv) all fees and disbursements of counsel for the Issuer and of all independent certified public accountants of the Issuer, (v) Securities Act liability insurance or similar insurance if the Issuer so desires or the underwriter or underwriters, if any, so require in accordance with then-customary underwriting practice, (vi) all fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange or the quotation of the Registrable Securities on any inter-dealer quotation system and (vii) all applicable rating agency fees with respect to any applicable Registrable Securities. In addition, in all cases the Issuer shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any audit and the fees and expenses of any Person, including special experts, retained by the Issuer. In addition, the Issuer shall pay all reasonable fees and disbursements of one law firm or other counsel selected by the holders of a majority of the Registrable Securities being registered.

     (b) The Issuer shall not be required to pay any other costs or expenses in the course of the transactions contemplated hereby, including underwriting discounts and commissions and transfer taxes attributable to the sale of Registrable Securities and the fees and expenses of counsel to the underwriters other than pursuant to Section 2.8(a).

     2.9. Indemnification.

     (a) Indemnification by the Issuer. The Issuer agrees to indemnify and hold harmless, to the full extent permitted by law, each holder of Registrable Securities and their respective affiliates, and each of their respective officers, directors, partners, members, employees, agents, counsel, financial advisors and assignees (including affiliates of such assignees) and each Person who controls (within the meaning of the Securities Act or the Exchange Act) such Persons from and against any and all losses, claims, damages, liabilities (or actions or proceedings in respect thereof, whether or not such indemnified party is a party thereto) and expenses (including reasonable costs of investigation and reasonable legal expenses), joint or several (each, a "Loss" and collectively "Losses"), arising out of or based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which such Registrable Securities were registered under the Securities Act (including any final, preliminary or summary Prospectus contained therein or any amendment thereof or supplement thereto or any documents incorporated by reference therein) or any Issuer Free Writing Prospectus or amendment thereof or supplement thereto or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus or Issuer Free Writing Prospectus, in the light of the circumstances under which they were made) not misleading , and the Issuer agrees to reimburse (on an as-incurred monthly basis) each indemnified party for any reasonable legal or other reasonable expenses incurred in connection with investigating, defending or participating in any such Loss (whether or not such indemnified party is a party to any action or proceeding out of which indemnified expenses arise); provided, however, that the Issuer shall not be liable to any indemnified party in any such case to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any such Registration Statement in reliance upon and in conformity with written information furnished to the Issuer by such holder expressly for use in the preparation thereof. This indemnity shall be in addition to any liability the Issuer may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such holder or any indemnified party and shall survive the transfer of such securities by such holder. The Issuer will also indemnify, if applicable and if requested, underwriters, selling brokers, dealer managers and similar securities industry professionals participating in any distribution pursuant hereto, their officers and directors and each Person who controls such Persons (within the meaning of the Securities Act and the Exchange Act) to the same extent as provided above with respect to the indemnification of the Indemnified Persons.

     (b) Indemnification by the Holders. Each selling holder of Registrable Securities agrees (severally and not jointly) to indemnify and hold harmless, to the full extent permitted by law, the Issuer, its officers, directors, employees, agents, counsel and financial advisors and each Person who controls the Issuer (within the meaning of the Securities Act and the Exchange Act) from and against any Losses resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in the Registration Statement under which such Registrable Securities were registered under the Securities Act (including any final, preliminary or summary Prospectus contained therein or any amendment thereof or supplement thereto or any documents incorporated by reference therein) or any Issuer Free Writing Prospectus or amendment thereof or supplement thereto, or necessary to make the statements therein (in the case of a Prospectus or Issuer Free Writing Prospectus, in the light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue statement or omission had been contained in any information furnished in writing by such selling holder to the Issuer specifically for inclusion in such Registration Statement, including, without limitation, information furnished to the Issuer pursuant to Section 2.5(b) hereof. This indemnity shall be in addition to any liability such holder may otherwise have. In no event shall the liability of any selling holder of Registrable Securities hereunder be greater in amount than the dollar amount of the proceeds received by such holder under the sale of the Registrable Securities giving rise to such indemnification obligation.

     (c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, however, that any delay or failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder only to the extent, if at all, that it is actually and materially prejudiced by reason of such delay or failure) and (ii) permit such indemnifying party to assume the defense of such claim with counsel chosen by it and reasonably satisfactory to the indemnified party; provided, however, that any Person entitled to indemnification hereunder shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed in writing to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim within a reasonable time after having received notice of such claim from the Person entitled to indemnification hereunder and to employ counsel reasonably satisfactory to such Person, (C) in the reasonable judgment of any such Person, based upon advice of its counsel, a conflict of interest may exist between such Person and the indemnifying party with respect to such claims or (D) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person). If such defense is not assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its consent, but such consent may not be unreasonably withheld; provided, however, that an indemnifying party shall not be required to consent to any settlement involving the imposition of equitable remedies or involving the imposition of any material obligations on such indemnifying party other than financial obligations for which such indemnified party will be indemnified hereunder. If the indemnifying party assumes the defense, the indemnifying party shall have the right to settle such action without the consent of the indemnified party; provided, however, that the indemnifying party shall be required to obtain such consent (which consent shall not be unreasonably withheld) if the settlement includes any admission of wrongdoing on the part of the indemnified party or any restriction on the indemnified party or its officers or directors. No indemnifying party shall consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to each indemnified party of an unconditional release from all liability in respect to such claim or litigation. The indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm (together with one firm of local counsel) at any one time from all such indemnified party or parties unless (x) the employment of more than one counsel has been authorized in writing by the indemnifying party or parties, (y) a conflict or potential conflict exists or may exist (based on advice of counsel to an indemnified party) between such indemnified party and the other indemnified parties or (z) an indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it that are different from or in addition to those available to the other indemnified parties, in each of which cases the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels.

     (d) Contribution. If for any reason the indemnification provided for in paragraphs (a) and (b) of this Section 2.9 is unavailable to an indemnified party or insufficient to hold it harmless as contemplated by paragraphs (a) and
(b) of this Section 2.9, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. Notwithstanding anything in this Section 2.9(d) to the contrary, no indemnifying party (other than the Issuer) shall be required pursuant to this Section 2.9(d) to contribute any amount in excess of the amount by which the net proceeds received by such indemnifying party from the sale of Registrable Securities in the offering to which the Losses of the indemnified parties relate exceeds the amount of any damages which such indemnifying party has otherwise been required to pay by reason of such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.9(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. If indemnification is available under this Section 2.9, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Sections 2.9(a) and 2.9(b) hereof without regard to the relative fault of said indemnifying parties or indemnified party.

     2.10. Rules 144 and 144A. The Issuer covenants that it will take such action to the extent required from time to time to enable any holder of Registrable Securities to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 or 144A or Regulation S under the Securities Act, as such Rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any holder of Registrable Securities, the Issuer will deliver to such holder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

                            SECTION 3. MISCELLANEOUS

     3.1. Existing Registration Statements. Notwithstanding anything herein to the contrary and subject to applicable law and regulation, the Issuer may satisfy any obligation hereunder to file a Registration Statement or to have a Registration Statement become effective by a specified date by designating, by notice to the Significant Equityholders, a registration statement that previously has been filed with the SEC or become effective, as the case may be, as the relevant Registration Statement for purposes of satisfying such obligation, and all references to any such obligation shall be construed accordingly. To the extent this Agreement refers to the filing or effectiveness of other registration statements by or at a specified time and the Issuer has, in lieu of then filing such registration statements or having such registration statements become effective, designated a previously filed or effective registration statement as the relevant registration statement for such purposes, such references shall be construed to refer to such designated registration statement.

     3.2. Term. This Agreement shall terminate upon the earliest of (i) the later of (A) the two-year anniversary of the date of this Agreement and (B) the two-year anniversary of the initial Shelf Registration, if any, becoming effective and (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder), (B) the holders are permitted to sell their Registrable Securities under Rule 144(k) under the Securities Act (or any similar provision then in force permitting the sale of restricted securities without limitation on the amount of securities sold or the manner of sale) or (C) all Registrable Securities having ceased to be Registrable Securities pursuant to the definition thereof. The provisions of Section 2.9 and Section 2.10 shall survive any termination of this Agreement.

     3.3. Injunctive Relief. It is hereby agreed and acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved Person will be irreparably damaged and will not have an adequate remedy at law. Any such Person shall, therefore, be entitled (in addition to any other remedy to which it may be entitled in law or in equity) to injunctive relief, including, without limitation, specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

     3.4. Attorneys' Fees. In any action or proceeding brought to enforce any provision of this Agreement or where any provision hereof is validly asserted as a defense, the successful party shall, to the extent permitted by applicable law, be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

     3.5. Notices. (a) All notices, other communications or documents provided for or permitted to be given hereunder, shall be made in writing and shall be given either personally by hand delivery, by facsimile transmission, by electronic mail, by mailing the same in a sealed envelope, registered or certified first-class mail, postage prepaid, return receipt requested, or by air courier guaranteeing overnight delivery:

     If to the Significant Equityholders, to:

     D. E. Shaw & Co., L.P.                 Par IV Master Fund, Ltd.
     120 West 45th Street, 39th Floor       50 Tice Blvd.  3rd Floor
     New York, NY 10036                     Woodcliff Lake, NJ 07677
     Attention:  Maureen Knoblauch          Attention:  Robert B. Burke
     Facsimile No.:  1 212 845 1628         Facsimile No.:  201 573 7535
     Telephone No.:  1 212 478 0628         Telephone No.:  201 573 7500
     Email:  Maureen.knoblauch@deshaw.com   Email:  burke@par4capital.com

     Goldman, Sachs & Co.                   Sunrise Partners Limited Partnership
     One New York Plaza, 50th Floor         Two American Lane
     New York, NY 10004                     Greenwich, CT 06836-2571
     Attention:  Sandip Khosla              Attention:  Michael J. Berner
     Facsimile No.:  212 428 4769           Facsimile No.:  203 861 4823
     Telephone No.:  212 357 6979           Telephone No.:  203 861 3233
     Email:  sandip.khosla@gs.com           Email:  mberner@paloma.com


     Sigma Capital Management, LLC
     540 Madison Avenue
     New York, NY 10022
     Attention:  John Reilly
     Facsimile No.:  203 890 6678
     Telephone No.:  212 756 1568
     Email:  johnre@sigmacapny.com


     With a copy to:

     Cleary Gottlieb Steen & Hamilton LLP
     One Liberty Plaza
     New York, NY 10006
     Attention:  James Bromley
     Facsimile No.:  212 225 3999
     Telephone No.:  212 225 2000

     If to the Issuer, to:

     Foamex International Inc.
     1000 Columbia Avenue
     Linwood, PA 19061
     Attention:  Gregory J. Christian, Esq.
     Executive Vice President
     Facsimile No.:   610 859 2948
     Telephone No.:  610 859 3000

     With a copy to:

     Paul, Weiss, Rifkind, Wharton & Garrison LLP
     1285 Avenue of the Americas
     New York, NY  10019
     Attention:  Judith R. Thoyer, Esq.
     Facsimile No.:  212 492 0002
     Telephone No.:  212 373 3002

     (b) Each holder, by written notice given to the Issuer in accordance with this Section 3.5 may change the address to which notices, other communications or documents are to be sent to such holder. All notices, other communications or documents shall be deemed to have been duly given: (i) at the time delivered by hand, if personally delivered; (ii) when receipt is acknowledged in writing by addressee, if by facsimile transmission; (iii) five business days after having been deposited in the mail, postage prepaid, if mailed by first class mail; (iv) when receipt is acknowledged, if transmitted by facsimile transmission or by electronic mail; and (v) on the first business day with respect to which a reputable air courier guarantees delivery; provided, however, that notices of a change of address shall be effective only upon receipt.

     3.6. Successors, Assigns and Transferees. (a) The registration rights of any holder under this Agreement with respect to any Registrable Securities may be transferred and assigned, provided, however, that no such transfer or assignment shall be binding upon or obligate the Issuer to any such assignee unless and until the Issuer shall have received notice of such assignment as herein provided and a written agreement of the assignee to be bound by the provisions of this Agreement. Any transfer or assignment made other than as provided in the first sentence of this Section 3.6 shall be null and void.

     (b) This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, and their respective successors and permitted assigns.

     3.7. Governing Law; Service of Process; Consent to Jurisdiction. (a) This agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed within the state.

     (b) To the fullest extent permitted by applicable law, each party hereto
(i) agrees that any claim, action or proceeding by such party seeking any relief whatsoever arising out of, or in connection with, this Agreement or the transactions contemplated hereby shall be brought only in the United States District Court for the Southern District of New York and in any New York State court located in the Borough of Manhattan and not in any other State or Federal court in the United States of America or any court in any other country, (ii) agrees to submit to the exclusive jurisdiction of such courts located in the State of New York for purposes of all legal proceedings arising out of, or in connection with, this Agreement or the transactions contemplated hereby and
(iii) irrevocably waives any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

     (c) The parties hereto hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement.

     3.8. Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

     3.9. Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained therein.

     3.10. Amendment; Waiver.

     (a) This Agreement may not be amended or modified and waivers and consents to departures from the provisions hereof may not be given, except by an instrument or instruments in writing making specific reference to this Agreement and signed by the Issuer and the holders of a majority of Registrable Securities of each class then outstanding. Each holder of any Registrable Securities at the time or thereafter outstanding shall be bound by any amendment, modification, waiver or consent authorized by this Section 3.10(a), whether or not such Registrable Securities shall have been marked accordingly.

     (b) The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. Except as otherwise expressly provided herein, no failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

     3.11. Counterparts. This Agreement may be executed in any number of separate counterparts and by the parties hereto in separate counterparts each of which when so executed shall be deemed to be an original and all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this instrument to be duly executed as of the date first written above.



D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.       PAR IV MASTER FUND, LTD.

Name:  /s/ Julius Gaudio                    Name:  /s/ Robert B. Burke
       -------------------------                   ------------------------
Title: Authorized Signatory                 Title: Director


GOLDMAN, SACHS & CO.                        SUNRISE PARTNERS LIMITED PARTNERSHIP

Name:  /s/ Justin Slatky                    Name:  /s/ Douglas W. Ambrose
       --------------------------                 --------------------------
Title: Managing Director                    Title: Vice President


SIGMA CAPITAL ASSOCIATES, LLC

By Sigma Capital Management, LLC
Name:  /s/ Peter A. Nussbaum
       --------------------------
Title: Authorized Signatory


FOAMEX INTERNATIONAL INC.

Name:   /s/ Gregory J. Christian
        --------------------------
Title:  EVP & General Counsel


SK 21784 0001 747796